
08048953

LBFoster

2007 ANNUAL REPORT

Dec 2007
Jan 2007
NASDAQ: FSTR

"We have strengthened our foundation for future success."

- Stan L. Hasselbusch, President & CEO

FINANCIAL HIGHLIGHTS

		2007 (1)	2006 (2)	2005 (3) (4)	2004 (3) (5)	2003 (3) (6)
Net Sales	$	**508,981,000**	389,788,000	325,990,000	271,209,000	238,872,000
Operating Profit	$	**38,980,000**	17,934,000	8,210,000	1,780,000	4,685,000
Income (Loss) from Continuing Operations, Net of Tax	$	**110,724,000**	10,715,000	4,848,000	889,000	2,097,000
(Loss) Income from Discontinued Operations,						
Net of Tax	$	**(31,000)**	2,815,000	586,000	591,000	1,343,000
Net Income	$	**110,693,000**	13,530,000	5,434,000	1,480,000	3,440,000
Basic Earnings Per Common Share:						
Continuing Operations	$	**10.39**	1.03	0.48	0.09	0.22
Discontinued Operations	$	**-**	0.27	0.06	0.06	0.14
Basic Earnings Per Common Share	$	**10.39**	1.30	0.54	0.15	0.36
Diluted Earnings Per Common Share:						
Continuing Operations	$	**10.09**	0.99	0.46	0.09	0.22
Discontinued Operations	$	**-**	0.26	0.06	0.06	0.14
Diluted Earnings Per Common Share	$	**10.09**	1.25	0.52	0.14	0.35
New Orders Entered from Continuing Operations	$	**501,710,000**	431,121,000	362,408,000	276,549,000	237,539,000
Backlog from Continuing Operations	$	**138,314,000**	141,350,000	100,237,000	71,730,000	76,739,000
Current Ratio		**3.40 to 1**	2.19 to 1	1.89 to 1	2.25 to 1	2.48 to 1
Numbers of Employees		**764**	665	641	621	625

(1) 2007 includes $8,472,000 in previously unrecorded dividend income and a $122,885,000 gain from the announcement and consummation, respectively, of the sale of the Company's investment in the DM&E.

(2) 2006 includes a $3,005,000 gain from the sale of the Company's former Geotechnical division which was classified as a discontinued operation.

(3) 2005 - 2003 have been restated to reflect the classification of the Company's former Geotechnical Division as a discontinued operation.

(4) 2005 includes a benefit of $450,000 due to the release of a valuation allowance related to the Company's ability to utilize state net operating losses and other state tax incentives prior to their expiration.

(5) 2004 includes a $493,000 gain from the sale of the Company's former Newport, KY pipe coating machinery and equipment which had been classified as "held for resale".

(6) 2003 results from discontinued operations include the release of a $1,594,000 valuation allowance against foreign net operating losses that was utilized as a result of the liquidation of the Foster Technologies subsidiary.



NET SALES
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
0
2003
2004
2005
2006
2007



INCOME FROM CONTINUING OPERATIONS
$120,000
$100,000
$20,000
$15,000
$10,000
$5,000
0
2003
2004
2005
2006
2007



RETURN ON EQUITY
90%
80%
20%
10%
0
2003
2004
2005
2006
2007



L.B. FOSTER COMPANY
415 Holiday Drive
Pittsburgh, Pennsylvania 15220

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD MAY 28, 2008

To the Shareholders:

L.B. Foster Company will hold its annual shareholders' meeting at the Company's principal executive offices at 415 Holiday Drive, Pittsburgh, Pennsylvania on Wednesday, May 28, 2008 at 11:00 a.m., local time, for the purposes of:

1. Electing a board of seven directors for the ensuing year.
2. Approving the 2006 Omnibus Incentive Plan, as Amended and Restated March 6, 2008.
3. Approving the L.B. Foster Executive Annual Incentive Compensation Plan.
4. Any other matters that properly come before the shareholders at the meeting.

Shareholders are cordially invited to attend the meeting. Only holders of record of common stock at the close of business on March 21, 2008 will be entitled to vote at the meeting or at any adjournment thereof.

Your vote at the annual meeting is important to us. Please vote your shares of common stock by completing the enclosed proxy card and returning it to us in the enclosed envelope.

Stan L. Hasselbusch
President and Chief Executive Officer

Pittsburgh, Pennsylvania
April 22, 2008

TABLE OF CONTENTS

L.B. FOSTER COMPANY

PROXY STATEMENT

GENERAL INFORMATION

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of L.B. Foster Company (the "Company") for use at the May 28, 2008 annual meeting of shareholders and at any adjournment thereof. This proxy statement, the enclosed form of proxy and the Company's 2007 Annual Report to Shareholders were mailed to shareholders on or about April 22, 2008.

The presence, in person or by proxy, of the record holders of a majority of the Company's outstanding common stock is necessary to constitute a quorum. At the close of business on March 21, 2008, the record date for entitlement to vote at the meeting ("Record Date"), there were 11,032,823 shares of common stock outstanding. A quorum will therefore require the presence, in person or by proxy, of the holders of at least 5,516,412 shares. Where a shareholder's proxy or ballot indicates that no vote is to be cast on a particular matter (including broker non-votes) the shares of such shareholder are nevertheless counted as being present at the meeting for the purposes of the vote on that matter.

Only holders of record of the common stock at the close of business on the Record Date are entitled to notice of and to vote at the meeting or at any adjournment thereof. Such shareholders will have one vote for each share held on that date. The common stock does not have cumulative voting rights in the election of directors. Directors shall be elected by a plurality of the votes cast from the shares present in person or represented by proxy at the meeting. Approval of the 2006 Omnibus Incentive Plan as Amended and Restated March 6, 2008 and the Executive Annual Incentive Compensation Plan will require the affirmative vote of a majority of the shares of common stock voting on the proposal, excluding abstentions and broker non-votes. Abstentions and broker non-votes are not deemed to be votes cast.

If the enclosed form of proxy is properly executed and returned, it will be voted as directed. If no directions are given, the proxy will be voted FOR the election of the seven nominees named herein, FOR the approval of the 2006 Omnibus Incentive Plan, as Amended and Restated March 6, 2008, and FOR the approval of the L.B. Foster Executive Annual Incentive Compensation Plan. With respect to all matters of which the Company did not have written notice on or before April 3, 2008, the proxy confers discretionary authority to vote on such matters to Lee B. Foster II, Chairman of the Board, and Stan L. Hasselbusch, President and Chief Executive Officer.

If your shares are held in "street name" (i.e. held for your account by a broker or other nominee), you should receive instructions from the holder of record on voting your shares.

The voting instruction form also serves as the voting instruction for the trustees who hold shares of record for participants in the Company's 401(k) plan. If voting instructions representing shares in this plan are not received, those shares will remain unvoted.

You may revoke or change your proxy at any time before it is voted. For a shareholder "of record", meaning one whose shares are registered in his or her own name, to revoke or change a proxy, the shareholder may (i) submit another properly signed proxy, which bears a later date; (ii) deliver a written revocation to our corporate secretary at the address shown on the Notice of Meeting or (iii) attend the annual meeting and vote in person.

If you are a beneficial owner of our common stock, and not the shareholder of record (for example your common stock is registered in "street name" with a brokerage firm), you must follow the procedures required by the holder of record, which is usually a brokerage firm or bank, to revoke or change a proxy. You should contact the shareholder of record directly for more information on these procedures.

The cost of soliciting proxies will be borne by the Company. Officers or employees of the Company may solicit proxies by mail, telephone, e-mail or facsimile. The Company does not expect to pay any compensation for the solicitation of proxies, but under arrangements made with brokers, custodians, nominees and fiduciaries to send proxy material to the beneficial owners of shares held by them, the Company may reimburse their expenses.

STOCK OWNERSHIP

The following table shows the number of shares of common stock beneficially owned on the Record Date by:

- each person who has reported beneficial ownership of more than 5% of the Company's common stock;
- each director or nominee for director;
- each executive officer named in the Summary Compensation Table on page 34 ("NEO"); and
- all directors and executive officers as a group.

Information concerning the owners of more than 5% of the Company's common stock is based upon their reports furnished to the Company and may not be current.

Stock Ownership	Number of Shares Owned(a)	Percent of Shares(b)
More Than 5% Stockholders:		
Keely Asset Management Corp.(c)(d)	1,904,040	17.26
Keely Small Cap Fund(c)(d)	1,075,000	9.74
Jeffrey L. Gendell(c)(e)	1,020,862	9.25
Nominees for Directors:		
Lee B. Foster II	184,318	1.66
Stan L. Hasselbusch	86,382	*
Peter McIlroy II	—	*
G. Thomas McKane	7,000	*
Diane B. Owen	25,436	*
William H. Rackoff	45,246	*
Suzanne B. Rowland	500	*
Incumbent Directors not Standing for Re-election:		
Henry J. Massman IV	60,890	*
John W. Puth	38,346	*

Stock Ownership	Number of Shares Owned(a)	Percent of Shares(b)
Certain Executive Officers:		
Donald L. Foster	1,572	*
Senior Vice President, Construction Products		
David J. Russo	17,063	*
Senior Vice President, Chief Financial Officer and Treasurer		
John F. Kasel	2,257	*
Senior Vice President, Operations & Manufacturing		
All Directors and Executive Officers as a Group	516,915	4.60

* Less than one percent of the Company's outstanding common stock

(a) This column shows the number of shares with respect to which the named person or group had direct or indirect sole or shared voting or investment power, whether or not beneficially owned. It also includes shares which the named person or group had the right to acquire within 60 days after the Record Date through the exercise of stock options (50,000 for Mr. Lee B. Foster II, 39,570 for Mr. Massman, 10,000 for Ms. Owen, 30,000 for Mr. Puth, 30,000 for Mr. Rackoff, 20,000 for Mr. Hasselbusch, 0 for Mr. Donald Foster, 11,000 for Mr. Russo, 0 for Mr. Kasel and 216,570 for the directors and executive officers of the Company as a group). The column also includes the share equivalents contained in the 401(k) plan maintained by the Company (26,718 for Mr. Lee B. Foster II, 25,065 for Mr. Hasselbusch, 751 for Mr. Russo, 945 for Mr. Kasel and 65,035 for the executive officers as a group). Mr. Lee B. Foster II also holds an indirect interest in 5,000 shares held in an investment plan maintained by a separate company.

(b) The percentages in this column are based on the assumption that any shares which the named person has the right to acquire within 60 days after the Record Date have been acquired and are outstanding.

(c) The address of Keely Asset Management Corp. and Keely Small Cap Fund is 410 South LaSalle Street, Chicago, IL 60608. Jeffrey L. Gendell's address is 55 Railroad Avenue, 3rd Floor, Greenwich, CT 06830.

(d) Keely Asset Management Corp. and Keely Small Cap Value Fund share beneficial ownership of 1,075,000 shares, which shares are included in the 1,904,040, of which Keely Asset Management Fund has sole dispositive power.

(e) Mr. Gendell is the managing member of Tontine Management, L.L.C. and certain other entities which own Company stock. Mr. Gendell has the shared power to vote or direct the vote of these shares and the shared power to dispose or direct the disposition of these shares.

ELECTION OF DIRECTORS

A board of seven directors is to be elected to serve until the next annual meeting of shareholders and until their successors are elected and qualified. Information concerning the nominees is set forth below.

Nominee	
Lee B. Foster II	Mr. Foster, age 61, has been a director of the Company since 1990 and Chairman since 1998. He was the Chief Executive Officer of the Company from May 1990 until January 2002 and since that time has been an executive officer and employee of the Company. Mr. Foster is a director of Wabtec Corporation, a manufacturer of components for locomotives, freight cars and passenger transit vehicles. Wabtec Corporation also provides aftermarket services, including locomotive and freight car maintenance.
Stan L. Hasselbusch	Mr. Hasselbusch, age 60, has been Chief Executive Officer and a director of the Company since January 2002, and President of the Company since March 2000.
Peter McIlroy II	Mr. McIlroy, age 65, was nominated by the Board of Directors on March 6, 2008. Mr. McIlroy has been a director and Chief Executive Officer of Robroy Industries, a manufacturer of electrical products, since 1993.
G. Thomas McKane	Mr. McKane, age 64, was elected as a director in May 2006. Mr. McKane was Chairman of the Board of A.M. Castle & Co. a metal and plastics service center business, from January 2006 to April 2007 and was Chief Executive Officer of A.M. Castle & Co. from May 2000 until February 2007. Mr. McKane is also a director of American Woodmark Corporation, a cabinet manufacturer.
Diane B. Owen	Ms. Owen, age 52, was elected as a director in May 2002. She has been Vice President -- Corporate Audit of H.J. Heinz Company, an international food company, since April 2000.
William H. Rackoff	Mr. Rackoff, age 59, has been a director of the Company since 1996. Mr. Rackoff has been President of ASKO, Inc., which manufactures custom engineered tooling for the metalworking industry, since 1991 and became Chief Executive Officer of ASKO, Inc. in 1995.
Suzanne B. Rowland	Ms. Rowland, age 46, was nominated by the Board of Directors on March 6, 2008. Since January 2008, Ms. Rowland has been Managing Director for Energy and Environmental Enterprises, Inc., which provides management consulting services to large industrial customers. From April 2006 until July 2007 Ms. Rowland was Vice President Strategy and New Business Development for J.M. Huber Corporation, a privately owned company with holdings in specialty chemicals, building materials, and natural resources. Ms. Rowland was Vice President and Global Business Director for the adhesives and sealant business unit of Rohm and Haas Company, a special materials technology company, from 2003 to 2006, having begun her employment with Rohm and Haas Company in 1985.

The Board of Directors nominated the foregoing nominees after they were recommended for nomination by the Nomination and Governance Committee of the Board of Directors. The nominees have expressed their willingness to serve as directors, if elected. However, should any of the nominees be unavailable for election, the proxies (except for proxies that withhold authority to vote for directors) will be voted for such substitute nominee or nominees as may be chosen by the Board of Directors, or the number of directors may be reduced by appropriate action of the Board.

The Board of Directors recommends that you vote "FOR" each of the foregoing nominees.

DIRECTORS' COMPENSATION TABLE 2007

The following table sets forth directors' compensation for 2007, except for Messrs. Hasselbusch and Lee B. Foster II, whose 2007 compensation is set forth in the Summary Compensation Table at page 34. During 2007, no stock options were granted and no non-equity incentive compensation was awarded to the named directors. However, as of December 31, 2007, Mr. Massman held 40,000 stock options, Ms. Owen 20,000, Mr. Puth 30,000 and Mr. Rackoff 30,000.

Name	Fees Earned or Paid in Cash ($)(i)	Stock Awards ($)(ii)	Total ($) (iii)
Henry J. Massman IV	40,500	87,850	128,350
G. Thomas McKane	45,000	87,850	132,850
Diane B. Owen	43,500	87,850	131,350
John W. Puth	46,218	87,850	134,068
William H. Rackoff	46,500	87,850	134,350

(i) During 2007, the base annual fee of the respective chairmen of the Audit Committee, the Nomination and Governance Committee and the Compensation Committee was $31,500. The base annual fee for other outside directors was $29,000. Outside directors also received $1,000 for each Board meeting attended, $500 for each committee meeting attended and $500 for each telephonic Board or committee meeting in which the director participated. Commencing June 1, 2008, the fees for Lee B. Foster II, Chairman of the Board of Directors, will be a base annual fee of $85,000 and $2,000 fee for each Board meeting attended, together with medical benefits for him and his wife. The base annual fee for the respective chairmen of the Audit Committee, Nomination and Governance Committee and Compensation Committee will be $42,500 and other outside directors, except for Lee B. Foster II, will receive an annual base fee of $40,000. Outside directors, other than Lee B. Foster II, will receive $1,000 for each non-telephonic Board of Directors meeting attended and $500 for each Committee meeting and telephonic Board of Directors meeting attended.

(ii) On May 23, 2007 (the date of the Company's 2007 annual shareholders meeting) each outside director was awarded 3,500 shares of the Company's Common stock. Since the awards were fully vested on the grant date, the aggregate grant date fair value of each stock award to our non-employee directors is reflected in the "Stock Awards" column of the table based on the compensation cost recognized in 2007 for financial statement reporting purposes and computed in accordance with SFAS 123(R). For a discussion of valuation assumptions, see Note 1 of the Company's 2007 Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2007. The directors have modified the stock award program for outside directors so that when a director is elected or reelected, he or she will receive the lower of 3,500 shares or such lesser amount as shall be determined by the Board of Directors. The directors have determined that outside directors, including Lee B. Foster II, will receive 1,750 shares if elected or re-elected at the May 28, 2008 annual shareholders' meeting.

(iii) The Company reimburses outside directors for expenses associated with travel to and attendance at Board of Directors' meetings, including the costs associated with Mr. Massman's and, usually one or two other director(s)' use of Massman Construction Co.'s airplane for flying to and from Board of Directors' meetings. For 2007, the Company reimbursed Massman Construction Co. $41,535 for the cost of using Massman Construction Co.'s airplane for this purpose. This reimbursement and other expenses associated with travel to and attendance at Board of Directors meetings are not included in the table.

CORPORATE GOVERNANCE

The Board and Board Meetings

The Board of Directors consists of seven directors. During 2007, the Board held nine meetings, four of which were telephonic. The Board has determined that all of the directors except Messrs. Foster and Hasselbusch, qualify as "independent" as defined by applicable Nasdaq rules. In making this determination, the Board has concluded that none of these directors has a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board determined that Massman Construction Co.'s purchase of construction material from the Company in the ordinary course of business and pursuant to competitive bids did not impair Mr. Massman's independence.

During 2007, each director attended at least 75% of the total number of meetings (held during the period served) of the Board and all committees on which he or she served.

The directors regularly have attended shareholders' meetings without a formal policy on attendance and the Company does not believe that a formal policy is required. All of the directors attended the 2007 annual meeting of shareholders.

Communications with Directors

Shareholders and other parties interested in communicating directly with the Chairman of the Board or with the non-managerial directors as a group may do so by writing to L.B. Foster Company, 415 Holiday Drive, Pittsburgh, PA 15220, Attn: Chairman of the Board or Attn: Outside Directors. The Secretary of the Company shall review all such correspondence and shall regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Secretary, deal with the functions of the Board or committees thereof or that he otherwise determines requires their attention. Directors may at any time review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence. Concerns relating to accounting, internal controls or auditing are directed to the Company's internal audit department and handled in accordance with procedures established by the Audit Committee with respect to such matters.

Board Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nomination and Governance Committee. Each member of these committees is independent as defined by applicable NASDAQ rules. Each of the committees has a written charter approved by the Board.

Audit Committee

The Audit Committee is composed of Ms. Owen (Chairman) and Messrs. McKane, Puth and Rackoff. The Board has designated Ms. Owen as the Audit Committee's "financial expert" under applicable SEC rules.

The Audit Committee, which held eight meetings (three of which were telephonic meetings) during 2007, is responsible for overseeing, with the independent auditors and management, the work and findings of the auditors, as well as the effectiveness of the Company's internal auditing department, the adequacy of the Company's internal controls and the accounting principles employed in financial reporting. The Audit Committee also is responsible for the appointment and compensation of the independent auditors. The Committee's charter is posted on the Company's website, www.lbfoster.com.

The Audit Committee also is responsible for reviewing and, if appropriate, approving transactions with related persons. Under the Company's written policy, no employee, officer or director is to participate in any transaction (subject to exceptions for stock ownership in a publicly traded company and participation in a transaction solely as an employee, director or shareholder of the Company) with the Company without the Audit Committee's approval. The Company's written policy on related person transactions may be found in its Legal & Ethical Conduct Policy at the Company's website, www.lbfoster.com.

Compensation Committee

The Compensation Committee is composed of Messrs. Rackoff (Chairman), Massman, McKane and Puth.

This Committee, which met on seven occasions (two of which were telephonic meetings) in 2007, is responsible for reviewing and recommending for approval significant employee benefit programs, determining officer compensation, reviewing and recommending for approval certain organizational changes and granting stock options and other awards.

The Compensation Committee makes decisions regarding executive compensation and these decisions are then ratified by the Board of Directors. The Committee's charter is available at the Company's website, www.lbfoster.com. The Committee does not delegate its authority to any third party.

The Compensation Committee currently uses a "Comparator Group", identified in the Compensation Discussion and Analysis at page 20 and survey data as a tool to establish competitive compensation for the Company's executive officers.

The Company has retained Towers Perrin to provide consulting services on the Company's compensation practices and appropriate levels of and structures for executive compensation.

The Compensation Committee gives significant weight to the Chief Executive Officer's recommendations regarding other executive officers' compensation; such other executive officers are not present when the compensation is being determined. With respect to the Chief Executive Officer's compensation, the Compensation Committee may solicit the Chairman of the Board's views, but does not defer to the Chairman's views. The Chief Executive Officer is not present when his compensation is being determined.

Nomination and Governance Committee

The Nomination and Governance Committee is composed of Mr. McKane (Chairman), Ms. Owen and Messrs. Massman and Rackoff.

This Committee, which met on four occasions in 2007, is responsible for overseeing corporate governance, proposing director nominees to the full Board, recommending which directors should serve on various Board committees and recommending who should serve as Chairman of the Board and Chairman of each of the Board's committees. This Committee also recommends to the full Board appropriate compensation for non-employee directors.

The Nomination and Governance Committee endeavors to create a Board of Directors consisting of individuals who are financially literate and whose experiences and backgrounds will enable the Board of Directors to provide meaningful counsel to and oversight of management. The Nomination and Governance Committee seeks to recommend, to the full Board, nominees who will create and maintain a Board of Directors that satisfies applicable legal and regulatory requirements. The Committee's Charter is available on the Company's website, www.lbfoster.com.

In selecting nominees for election to the Board of Directors, the Nomination and Governance Committee will consider submissions from shareholders. A shareholder wishing to recommend a nominee may notify our Secretary or any member of the Nomination and Governance Committee in writing and provide whatever supporting material the shareholder considers appropriate. Submissions should be sent to our principal executive offices, 415 Holiday Drive, Pittsburgh, PA 15220, Attn: Secretary.

The Nomination and Governance Committee determines appropriate levels of compensation for our outside directors following essentially the same process as the Compensation Committee follows to determine compensation for our executive officers. The Nomination and Governance Committee used survey information as a tool to determine appropriate levels of director compensation.

The Nomination and Governance Committee's members also may confer with other directors to obtain information on competitive compensation practices. The Committee uses such information, together with other Companies' compensation practices, to exercise its subjective judgment in determining appropriate levels of compensation. The Committee then makes recommendations to the Board for ratification by the full Board. The Committee does not delegate its responsibilities to any third party.

Code of Conduct and Ethics

We adopted a written code of conduct and ethics that applies to all the Company's directors, officers and employees, including its chief executive officer, chief financial officer and chief accounting officer. We have posted a current copy of the code, titled "Legal and Ethical Conduct Policy", on our website www.lbfoster.com.

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee are independent directors, and none of them is a present or past employee or officer of the Company or any of its subsidiaries. No member of the Compensation Committee has had any relationship with the Company requiring disclosure under Item 404 of the SEC's Regulation S-K. The Company's executive officers have not served on the board or compensation committee (or other committee serving an equivalent function) of any other entity, whose executive officers have served on the Company's Board or Compensation Committee.

Related Party Transactions

The Board of Directors of the Dakota Minnesota and Eastern Railroad Company ("DM&E") entered into change of control agreements with each of its outside directors, including Mr. Lee B. Foster II. These agreements were approved by the DM&E's shareholders, including the Company. Under these change of control agreements, each of the DM&E outside directors received $400,000 from the DM&E when the DM&E merged in October 2007, including Mr. Foster. In addition, each of these directors, including Mr. Foster, may receive additional "contingent" payments of up to $1,060,000 from the DM&E based on

(i) construction commencing on the Powder River Basin Expansion Project ("PRB"); and (ii) certain PRB coal tonnage thresholds being surpassed. Mr. Foster advised the Audit Committee of these transactions and the Audit Committee approved the transactions. For its DM&E investments, the Company received approximately $149 million. The Company also could receive up to approximately $130 million in contingent payments. There are no assurances that any of the contingent payments will be earned.

Section 16(a) Beneficial Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers to file with the Securities and Exchange Commission reports of their transactions in and holdings of our common stock and to provide copies of such reports to the Company. Based on its review of such copies, the Company believes that its directors and executive officers complied with these filing requirements except: Mr. Rackoff filed a Form 4 on November 26, 2007 with respect to a November 21, 2007 sale of 4,000 shares of Company common stock and he filed a Form 4 on August 28, 2007 with respect to an August 14, 2007 gift of 2,750 shares of Company common stock.

APPROVAL OF THE 2006 OMNIBUS INCENTIVE PLAN, AS AMENDED AND RESTATED MARCH 6, 2008

At the 2006 annual meeting the shareholders approved the 2006 Omnibus Incentive Plan which authorized the issuance of up to 500,000 shares of Company common stock pursuant to stock options and awards of common stock to directors and key personnel selected by the Compensation Committee of the Board of Directors. On March 6, 2008, the Board of Directors amended the Plan in a number of respects, in each case subject to shareholder approval at the annual meeting; provided, however, that no award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code will be payable prior to approval of the Plan's material terms by the Company's shareholders. The most significant change was the addition of new Article VI which authorizes the Committee to award performance grants to key personnel and directors selected by the Committee in its discretion. Benefits under such grants will be based upon the achievement of pre-established performance goals over a performance period of one or more years. There is no increase in the total number of shares of common stock that may be issued under the Plan.

The 2006 Omnibus Incentive Plan, as Amended and Restated on March 6, 2008 ("Plan" or "Omnibus Plan"), is attached to this proxy statement as Exhibit A. The material features of the Plan are described below subject in their entirety by reference to the full text of the Plan. The actual number of people who will receive awards under the Plan cannot be determined in advance because the Committee retains the discretion to select the participants; however, to date 53,398 shares of common stock (vested and nonvested) have been awarded to sixteen employees and directors, and performance grants for 23,273 shares of common stock, at target, have been awarded to eleven employees.

Administration

The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee"). Within the parameters set forth in the Plan, the Committee has the authority to determine those key employees and directors who will receive an award and the terms and conditions of each award. The Committee may also prescribe regulations for the operation of the Plan and interpret the Plan and the agreements issued under the Plan. In addition to discretionary awards made by the Committee, non-employee directors automatically are awarded 3,500 shares of common stock after each annual shareholders' meeting, or such lesser number of shares as may be determined by the Committee. Each non-employee director elected at the May 28, 2008 annual shareholders' meeting will be awarded 1,750 shares. These automatic awards are described below in "Restricted Stock Awards."

Types of Awards

The Plan authorizes the following types of award, each of which may be granted alone or in any combination thereof: (i) stock options, (ii) restricted stock, and (iii) performance grants.

Participation in the Plan

The Committee shall have exclusive power to select the persons who may participate in this Plan and may grant awards under the Plan to employees or other individuals who perform services for the Company or any subsidiary of the Company, including subsidiaries which become such after adoption of the Plan, including, without limitation, directors who are not employees and consultants and independent contractors who perform services for the Company or any such subsidiary.

Maximum Number of Shares that May be Issued/Award Limitations

Subject to adjustment, the maximum aggregate number of shares available for issuance under awards granted under the Plan is 500,000. Pursuant to the terms of the Plan and subject to adjustments provided for in the Plan, no eligible person may receive in any one fiscal year: (i) stock options for more than 75,000 shares of common stock; (ii) performance grants (denominated in common shares) for more than 75,000 shares of common stock; and (iii) performance grants (denominated in cash) for more than $1,500,000. If any shares of common stock covered by an award terminate, lapse, are forfeited or cancelled, or such award is otherwise settled without the delivery of the full number of shares of common stock underlying the award, including shares of common stock withheld to satisfy tax withholding obligations, then such shares to the extent of any such forfeiture, termination, lapse, cancellation, payment, etc., shall again be, or shall become, available for issuance under the Plan.

Stock Options and Restricted Stock Awards

Stock options and restricted stock awards may be granted to eligible persons in the discretion of the Committee. Stock options and stock awards granted to non-employee directors are hereinafter respectively referred to as "Director Options" or "Director Awards." The terms and provisions of stock options and restricted stock awards need not be uniform.

Stock options awarded under the Plan are not intended to be "qualified" under Section 422 of the Internal Revenue Code ("Code"). The Committee determines the number of shares which are to be subject to each stock option and establishes the exercise price at the time each stock option is granted. The Plan provides that the option exercise price for each share of common stock covered by a stock option will not be less than the fair market value of a share of common stock on the date the option is granted and that the term of the option may not exceed ten years from the grant date. For this purpose, fair market value is determined by reference to the closing price of the common stock on the date of grant or, if the grant date is not a trading day, the trading day immediately preceding the grant date. The exercise price is payable in cash or other medium acceptable to the Company. Except as otherwise provided in the option agreement, options (other than Director Options) terminate 30 days after the termination of the participant's employment with the Company for any reason other than death, disability or retirement with the consent of the Company. Director Options are immediately exercisable and may be exercised for a period of 10 years from the date of grant. Except as otherwise provided in the option agreement, other discretionary options may be exercised in cumulative annual installments, each for one-fourth of the total number of shares optioned, commencing one year from the date of grant. Repricing of a stock option is not be permitted under the terms of the Plan.

Each non-employee director is automatically granted a Director Award of 3,500 shares of fully vested common stock, or such lesser number as may be determined by the Committee. The Committee has reduced to 1,750 the amount of stock that will be issued to outside directors at the May 28, 2008 annual shareholders' meeting. Restricted Stock awards may also be granted to eligible persons in the discretion of the Committee. Such restricted stock awards become vested pursuant to the terms of the applicable restricted stock award agreement as specified by the Committee.

Performance Grants

The Committee in its sole discretion may award performance grants to eligible persons under Article VI of the Plan. Such grants may consist of a right that is (i) denominated in cash, stock or any other form of award issuable under Article VI (or any combination thereof), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance period as the Committee shall establish and (iii) payable at such time and in such form as the Committee shall determine. The Committee shall have the sole and complete authority to determine the value of any performance grant to be awarded, the performance period, and the performance criteria to be satisfied within the award period.

Grants intended to be performance-based compensation under Section 162(m) of the Code shall be conditioned upon the achievement of pre-established goals relating to one or more of the following performance measures, as determined by the Committee and subject to such modifications as are specified by the Committee: cash flow; cash flow from operations; earnings (including earnings before interest, taxes, depreciation and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; productivity; delivery performance; stock price; return on equity; total or relative increases to shareholder return return on invested capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; gross margin, operating margin or profit margin; and completion of acquisitions, business expansion, product diversification and other non-financial operating and management performance objectives.

To the extent consistent with Code Section 162(m), the Committee may determine that certain adjustments to the performance goals shall apply to exclude the effect of any of the following events that occur during a performance period: the impairment of tangible or intangible assets; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; business combinations, reorganizations and/or restructuring programs, including, but not limited to, reductions in force and early retirement incentives; currency fluctuations; and any extraordinary, unusual, infrequent or non-recurring items. Performance measures may be applied to either the Company as a whole or to a business unit or subsidiary entity thereof, either individually, alternatively or in any combination, and measured over one year or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous fiscal years' results or to a designated comparison group, in each case as specified by the Committee. Performance grants may be paid in a lump sum or in installments following the close of each performance period or, in accordance with procedures established by the Committee, on a deferred basis. All deferrals will be made in accordance with the terms and procedures of the deferred compensation plan under which any such amounts are deferred. Unless otherwise provided in the award agreement, participants who have terminated their employment with the Company prior to the actual payment of the award will forfeit all rights to payment under the award.

The Committee, in its sole discretion, may also establish such additional restrictions or conditions that must be satisfied as a condition precedent to the payment of all or a portion of any awards. The Committee will also have sole discretion to reduce the amount of any award to a participant if it determines that such reduction is necessary or appropriate based upon certain factors and conditions set forth in the Plan. The Committee, however, may not use its discretionary authority to increase any award that is intended to be performance-based compensation under Section 162(m) of the Code.

Amendments and Termination

The Board may at any time amend the Plan or amend any outstanding award agreement for the purpose of satisfying any legal requirement or for any other permissible purpose; provided that an amendment shall not be deemed permissible if it would result in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, being inapplicable to any award. The Board may terminate the Plan at any time, but no such termination shall adversely affect the rights of any participant under any award previously granted in which the participant has a vested interest. Notwithstanding, the Committee may, at any time, modify, amend or terminate any or all of the provisions of the Plan to conform with Section 409A, Section 162(m) or any other provision of the Code or other applicable law, the regulations promulgated thereunder or an exception thereto.

Changes in Stock

In the event of a stock dividend, recapitalization or merger in which the Company is the surviving corporation or other similar capital change, the number and shares of stock then outstanding or to be awarded thereunder, the maximum number of shares of stock or securities which may be issued upon the exercise of options granted under the Plan, the exercise price and other relevant provisions shall be appropriately adjusted by the Board; provided that with respect to any award subject to Code Section 162(m) or 409A, any such adjustment is authorized only to the extent that it would not cause the award to fail to comply with such Code sections. In the event of a consolidation or a merger in which the Company is not the surviving corporation, or any other merger in which the shareholders of the Company exchange their shares of stock in the Company for stock of another corporation, or in the event of complete liquidation of the Company, or in the case of a tender offer accepted by the Board, all outstanding stock options shall thereupon terminate, provided that the Board may, prior to the effective date of any such consolidation or merger, either (i) make all outstanding stock options immediately exercisable or (ii) arrange to have the surviving corporation grant to the participants, replacement stock options on terms that the Board shall determine to be fair and reasonable.

New Plan Benefits

It is not possible to determine at this time the benefits that will be payable to participants under the Plan for this year or any future years. However, information concerning performance grants and other awards made under the Plan since January 1, 2008 is set forth at pp. 28-30 of this proxy statement. The performance grants are subject to shareholder approval of the Plan at the annual meeting.

Transferability

No award or any right thereto will be assignable or transferable by a participant except by will or by the laws of descent and distribution; provided, however, the Committee, in its discretion, may permit the transfer of any award to a permitted transferee (within the meaning of the Plan), subject to the terms and conditions of the award.

Plan Termination

The Plan will terminate upon the earlier of the following dates or events to occur: (i) upon the adoption of a resolution of the Board terminating the Plan; or (ii) May 31, 2016.

Federal Income Tax Consequences

The following is a brief summary of the principal United States federal income tax consequences applicable to Plan participants and the Company, and is based upon an interpretation of present federal tax laws and regulations and may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice and does not describe state, local or foreign tax consequences. To the extent any awards under the Plan are subject to Section 409A of the Code, the following description assumes that such awards will be designed to conform to the requirements of Section 409A of the Code and the regulations promulgated thereunder (or an exception thereto). The Plan is not subject to the protective provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Stock Options

Stock options granted under the Plan are "non-qualified." The Company is not entitled to a tax deduction with respect to the grant of a non-qualified stock option. Upon exercise of a non-qualified stock option, the excess of the fair market value of the common stock on the exercise date over the option exercise price is taxable as compensation income to the optionee and is subject to applicable withholding taxes. The Company is generally entitled to a tax deduction at that time in the amount of that compensation income. The optionee's tax basis for the common stock received pursuant to the exercise of a non-qualified stock option is equal to the sum of the compensation income recognized and the exercise price. The recipient, after exercising the option, will realize long-term capital gain or ordinary income upon the sale of the stock, depending upon the length of time he or she retained ownership.

Restricted Stock

A grantee will not recognize any income upon the grant of restricted stock if that stock is subject to a substantial risk of forfeiture on the date of grant, unless the holder elects under Section 83(b) of the Code, within 30 days of the grant, to recognize ordinary income in an amount equal to the fair market value of the restricted stock at the time of receipt, less any amount paid for the shares. If the Section 83(b) election is made, the holder will not be allowed a deduction in the event that the shares are subsequently forfeited. If the election is not made, the holder will generally recognize ordinary income on the date that the restricted stock is no longer subject to a substantial risk of forfeiture, in an amount equal to the fair market value of those shares on that date, less any amount paid for the shares. At the time the holder recognizes ordinary income, the Company generally will be entitled to a deduction in the same amount. Generally, upon a sale or other disposition of restricted stock with respect to which the holder has recognized ordinary income (i.e. a Section 83(b) election was previously made) or the restrictions have lapsed, the holder will recognize capital gain or loss in an amount equal to the difference between the amount of that sale or other disposition and the holder's basis in those shares.

Performance Grants

A participant generally will not recognize income upon the grant of a performance award. Upon payment of the performance grant, the participant will recognize ordinary income in an amount equal to the cash received or, if the performance grant is payable in common stock, the fair market value of the common stock received. When the participant recognizes ordinary income upon payment of a performance award, the Company will generally be entitled to a tax deduction in the same amount.

Section 162(m)

With certain exceptions, Section 162(m) of the Code limits our deduction for compensation in excess of $1,000,000 paid to certain covered employees (generally our Chief Executive Officer and three other highest-paid executive officers). Compensation paid to covered employees is not subject to the deduction limitation if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. If our stockholders approve our the Plan, we believe that stock options and performance grants (intended to be treated as qualified performance-based compensation as defined in the Code) granted to covered employees under the plan will satisfy the requirements of qualified performance-based compensation and therefore the Company will be entitled to a deduction with respect to such awards.

Section 409A

Participation in and compensation paid under the Plan may result in the deferral of compensation that is subject to the requirements of Code Section 409A. Failure to meet certain requirements under that section could result in the compensation being subject to immediate taxation and tax penalties.

Awards of stock options and performance units under the Plan may, in some cases, result in the deferral of compensation that is subject to the requirements of Section 409A. Awards under the Plan are intended to comply with Section 409A, the regulations issued thereunder or an exception thereto. Notwithstanding, Section 409A of the Code may impose upon a participant certain taxes or interest charges for which the participant is responsible. Section 409A does not impose any penalties on the Company and does limit the Company's deduction with respect to compensation paid to a participant.

Vote Required

Approval of the 2006 Omnibus Incentive Plan, as Amended and Restated will require the affirmative vote of the holders of a majority of the shares of common stock voting on this proposal, excluding abstentions and broker non-votes.

The Board of Directors recommends that you vote "FOR" approval of the Omnibus Plan.

APPROVAL OF THE EXECUTIVE ANNUAL INCENTIVE COMPENSATION PLAN

On March 6, 2008, our Board of Directors adopted the Executive Annual Incentive Compensation Plan, subject to shareholder approval at the annual meeting. The Plan is attached to this proxy statement as Exhibit B. The purpose of the Plan is to advance the interests of the Company and its shareholders by providing incentives to officers and certain other key employees. The material features of the Plan are described below, subject in their entirety by reference to the full text of the Plan. The actual number of people who will receive awards under the Plan cannot be determined in advance because the Committee retains the discretion to select the participants; however, to date eleven employees are participants in the Plan, subject to shareholder approval of the Plan.

Administration

The Plan is administered by the Compensation Committee of the Board of Directors. Within the parameters set forth in the Plan, the Committee has the authority to determine those officers and key employees who receive awards and the terms and conditions of each award and to determine whether the performance goals applicable to any performance measures for any awards have been achieved. The Committee may also prescribe regulations for the operation of the Plan and interpret the Plan and the agreements issued under the Plan. The Committee will also, subject to the provisions of the Plan, have the authority and discretion to determine the extent to which awards under the Plan will be structured to conform to Section 162(m) of the Code.

Participation in the Plan

Officers and key employees of the Company (and any subsidiary entity or affiliate thereof, including subsidiaries or affiliates which become such after adoption of the Plan) as determined by the Committee, will be eligible to participate in the Plan. No employee will have the right to participate in the Plan, and participation in the plan in any one performance period does not entitle an individual to participate in future performance periods.

Incentive Compensation Awards

The Committee may from time to time make awards pursuant to which the participant will earn cash compensation. The amount of a participant's award may be based on a percentage of his or her salary or such other method as may be established by the Committee. Each award specifies, among other things, the terms and conditions of the award, the performance period and the performance goals to be achieved.

The maximum amount that may be awarded and paid under the Plan to a participant for any calendar year shall not exceed $1,500,000.

With respect to awards that are intended to be performance-based compensation under Section 162(m) of the Code, each award will be conditioned upon the achievement of one or more performance goals with respect to the performance measure established by the Committee. In addition to establishing minimum performance goals below which no compensation shall be payable, the Committee may create a performance schedule under which an amount less than or more than the target award may be paid so long as the performance goals have been achieved.

The performance measures may include one or more of the following, applied to either the Company as a whole or to a business unit or subsidiary entity thereof, either individually, alternatively or in any combination, and measured over a period of time including any portion of a year, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee: cash flow; cash flow from operations; earnings (including, but not limited to, earnings before interest, taxes, depreciation, and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; return on invested capital; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; productivity; delivery performance; safety record and/or performance; stock price; return on equity; total stockholder return; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating income adjusted for management fees and depreciation, and amortization; operating profit or net operating profit; gross margin, operating margin or profit margin; and completion of acquisitions, business expansion, product diversification, new or expanded market penetration and other non-financial operating and management performance objectives. To the extent consistent with Section 162(m) of the Code, the Committee may determine that certain adjustments shall apply to the performance measure to exclude the effect of any of the following events that occur during a performance period: the impairment of tangible or intangible assets; litigation or claim judgments or settlements; changes in tax law, accounting principles or other such laws or provisions affecting reported results; business combinations, reorganizations and/or restructuring programs, including but not limited to reductions in force and early retirement incentives; currency fluctuations; and any extraordinary, unusual, infrequent or non-recurring items.

The Committee, in its sole discretion, may also establish such additional restrictions or conditions that must be satisfied as a condition precedent to the payment of all or a portion of any awards. The Committee will also have sole discretion to reduce the amount of any award to a participant if it determines that such reduction is necessary or appropriate based upon certain factors and conditions set forth in the Plan. The Committee, however, may not use its discretionary authority to increase any award that is intended to be performance-based compensation under Section 162(m) of the Code.

Payment of Incentive Compensation Awards

No award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code will be payable prior to approval of the Plan's material terms by the Company's shareholders. Participants who have terminated employment with the Company prior to the payment of an awards for any reason, will forfeit any and all rights to payment under any awards then outstanding and will not be entitled to any cash payment for such period, unless the Committee determines that the award is not forfeited, in which case the award will be prorated to reflect the period of service during the performance period prior to such participant's employment termination. and shall be paid subject to certification that the applicable performance goals and other material terms have been satisfied.

The payment of awards granted pursuant to the Plan may, under certain circumstances, be deferred until a later date.

Amendments and Termination

The Company may at any time amend or terminate the Plan; provided, however, that no such amendment or termination will, without the consent of the participant, materially adversely affect the rights of any participant to any payment that has been determined by the Committee to be due and owing. Notwithstanding, the Committee may, at any time, modify, amend or terminate any or all of the provisions of the Plan to the extent necessary to conform the provisions of the Plan with Section 409A or Section 162(m) of the Code, the regulations promulgated thereunder or an exception thereto.

New Plan Benefits

It is not possible to determine at this time the benefits that will be payable to participants under the Plan for this year or any future year. However, information concerning the participation in the Plan since January 1, 2008 is set forth at pp. 24-26.

Federal Income Tax Consequences

The following is a brief summary of the principal United States federal income tax consequences applicable to Plan participants and the Company, and is based upon an interpretation of present federal tax laws and regulations and may be inapplicable if such laws and regulations are changed. This summary is not intended to be exhaustive or constitute tax advice and does not describe state, local or foreign tax consequences. To the extent any awards under the Plan are subject to Section 409A of the Code, the following description assumes that such awards will be designed to conform to the requirements of Section 409A of the Code and the regulations promulgated thereunder (or an exception thereto). The Plan is not subject to the protective provisions of the Employee Retirement Income Security Act of 1974 and is not qualified under Section 401(a) of the Code.

Incentive Compensation Awards

A participant generally will not recognize income upon the grant of an award. Upon payment of the award, the participant will recognize ordinary income in an amount equal to the cash received. When the participant recognizes ordinary income upon payment of an award, the Company will generally be entitled to a tax deduction in the same amount.

Section 162(m)

Under Section 162(m) of the Code, the annual compensation paid to the Company's chief executive officer and its other three most highly compensated executive officers will be deductible only to the extent that it does not exceed $1 million. However, the Company can preserve the deductibility of certain compensation paid in excess of $1 million if the conditions of Section 162(m) are met. These conditions include shareholder approval of the Plan, setting limits on the number of awards that any individual may receive and establishing performance criteria that must be met before the award actually will vest or be paid. The Committee has the authority to determine the extent to which awards will be structured to conform to the requirements applicable to performance-based compensation and to take such action as it determines to be necessary to conform to those requirements.

Section 409A

Participation in and compensation paid under the Plan may result in the deferral of compensation that is subject to the requirements of Code Section 409A. Failure to meet certain requirements under that section could result in the compensation being subject to immediate taxation and tax penalties. To the extent any benefits paid under the Plan are subject to the provisions of Section 409A of the Code, it is intended that the award will be administered, interpreted and construed in a manner necessary to comply with Section 409A or an exception thereto. Notwithstanding, Section 409A of the Code may impose upon a participant certain taxes or interest charges for which the participant is responsible. Section 409A does not impose any penalties on the Company and does limit the Company's deduction with respect to compensation paid to a participant.

Transferability

No bonus or any right thereto will be assignable or transferable by a participant except by will or by the laws of descent and distribution.

Duration of the Plan

The Plan is intended to continue in force from year to year, and will remain in effect until all bonuses made under the Plan have been paid or forfeited and all performance periods related to awards made under the Plan have expired.

Vote Required

Approval of the Executive Annual Incentive Compensation Plan will require the affirmative vote of the holders of a majority of the shares of common stock voting on this proposal, excluding abstentions and broker non-votes.

The Board of Directors recommends that you vote "FOR" approval of the Executive Annual Incentive Compensation Plan.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

The Company's compensation objectives for executive officers are to retain and attract talented and qualified executives in a competitive market place. The Board of Directors' Compensation Committee (the "Committee") recommends executive officer compensation, and its recommendations are then approved by the Board of Directors. Unless otherwise indicated, all Committee actions or determinations have been approved by the Board.

The Compensation Committee's compensation philosophy supports the Company's overall management philosophy of hiring and retaining talented and productive people, rewarding initiative, empowering employees to make timely decisions that favorably affect results, and rewarding positive results.

The Committee aligns executive officer compensation with the Company's performance and the creation of long-term stockholder value. Accordingly, a significant portion of executive officer compensation is variable and earned under incentive plans that are based on the Company's performance and the value delivered to the Company's stockholders.

When making decisions on its recommendations for executive compensation, the Committee takes into account the executive's entire compensation package. The Committee, however, has not established any policy on the allocation of an executive's total compensation package between current year and long-term compensation or between cash and equity. Instead, the Committee structures the elements of its executives' compensation into a competitive package that aligns total compensation with corporate performance and enables the Company to retain and attract the best available executives.

In 2007, the Committee retained Towers Perrin to assist the Committee in the evaluation of the Company's executive compensation practices. This review resulted in the Committee recommending various changes. While Towers Perrin's work was not completed until early in 2008, much of Towers Perrin's guidance is reflected in this analysis, specifically regarding compensation structure.

The compensation package for executive officers has three primary components: a base salary, an annual incentive award, and long-term incentive awards. Base salaries are set with reference to the 50th percentile of data for positions of similar responsibility. Annual incentive compensation is based on goals established annually by the Board after considering the Company's prior year performance, planned subsequent year performance and anticipated market conditions for the upcoming year. The Committee has determined to alter the Company's annual incentive program in 2008 primarily by including return on invested capital as an additional annual performance measure.

Towers Perrin's research and analysis revealed that the long-term incentive portion of the executives' compensation packages had not been competitive. As a result, in March 2008 the Committee decided to increase long-term incentive opportunities through the regular issuance of common stock, both time and performance based, for long-term incentive awards. Under the Company's previous long-term incentive plan (the "2005 – 2007 Three Year Plan" described at pp. 27-28), the Company paid long-term awards primarily in cash but with some equity component.

Comparator Group

To assist in its compensation decisions, and to determine median overall compensation and median compensation for pay components, the Committee used data drawn from: (i) market compensation surveys from Towers Perrin, Mercer, Watson Wyatt; and (ii) the CompAnalyst by Salary.com survey provided by our internal human resources department; and (iii) the compensation practices of the "Comparator Group" described below.

Due to the Company's product mix and distinct manufacturing and distribution functions, the Committee does not believe the Company has true "peers" among publicly traded organizations. Accordingly, Towers Perrin recommended using certain publicly traded companies that were, in some respect, comparable to the Company (the "Comparator Group"). These companies were selected based on the following criteria: (i) revenues ranging from $250 million to $1.2 billion; (ii) industrial companies, many with a distribution segment; (iii) assets of less than $1.0 billion and annual asset turnover (revenue/total assets) of greater than 1.0.

The Committee approved the following Comparator Group: A.M. Castle & Co., Circor International, Inc., Empire Resources, Inc., NN Inc., Olympic Steel, Inc., Koppers Holdings, Inc., Wabtec Corp, Greenbrier Companies, Inc., American Railcar Industries, Inc., Industrial Distribution Group, Inc., Lawson Products, Inc., Haynes International Inc., Skyline Corp., Northwest Pipe Company, Insteel Industries, Houston Wire & Cable Co., RBC Bearings, Inc., DXP Enterprises, Inc. Synalloy Corp., and Portec Rail Products, Inc.

The Comparator Group, while providing useful data, serves only as a point of reference for the Committee's compensation decisions.

Compensation Decision Recommendations

After considering the pay practices of other organizations (both within the Comparator Group and derived from surveys), the Committee exercises its informed, yet subjective, judgment in making decisions on executive compensation components, including the amount of compensation, the allocation of compensation among components of pay and current and long-term compensation. The Committee also takes into account prior equity and non-equity compensation when determining executives' compensation.

Specific Components of Named Executive Officer Compensation

While the preceding "Overview" described the Company's overall approach to executive compensation, the remainder of this discussion will focus on how these general policies specifically affected the named executive officers ("NEOs") listed in the Summary Compensation Table at page 34.

For the Company's fiscal year ended December 31, 2007, the Company's named executive officers ("NEOs") were Stan L. Hasselbusch, Lee B. Foster II, Donald L. Foster, David J. Russo and John F. Kasel. Mr. Lee B. Foster II will, except as described under "Special Bonus" at page 30, only incidentally be included in this discussion since (i) Lee B. Foster II's base annual salary of $165,000 has not been increased since 2002; (ii) Lee B. Foster II has not and is not anticipated to be a participant in the Company's short or long-term incentive plans; and (iii) Lee B. Foster II, although he plans to continue to serve as a director of the Company, plans to retire as a Company employee on May 27, 2008.

Salary

Previously, the NEO's, excluding Lee B. Foster II, were eligible for salary reviews at 12 month intervals based on the anniversary of their respective hiring dates. The Company has since changed this practice and starting in March 2008, all salaried employees will receive annual reviews in March of each year. The Company believes that a single review date will promote more accurate assessments of its employees' relative performances.

Using data from the Comparator Group and compensation surveys as guidelines, the Committee determines competitive salaries for the NEOs. As part of its determinations, the Committee gives significant weight to the Chief Executive Officer's performance assessments and salary adjustment recommendations for NEOs, other than the Chief Executive Officer.

The Compensation Committee adjusts the Chief Executive Officer's salary based upon its interpretation of the above mentioned guidelines and its assessment of the CEO's performance (taking into account the health of the Company's various markets). The Committee may also solicit recommendations and insights regarding Mr. Hasselbusch's performance from the Chairman of the Board, Lee B. Foster II. The Compensation Committee determined that Mr. Hasselbusch's performance in 2007 had been outstanding. The Committee recognized that Mr. Hasselbusch had led the Company to significant growth in revenues and pre-tax profit, while skillfully overseeing the continued implementation of improvement processes (such as LEAN manufacturing and the Balanced Scorecard). The Committee recommended (and the Board of Directors approved) increasing Mr. Hasselbusch's salary from $430,000 to $460,000, effective July 1, 2007.

Annual Incentive Plan

In March 2007, the Compensation Committee approved an annual bonus plan, known as the 2007 Management Incentive Plan (the "2007 MIP"). The 2007 MIP largely was based on actual 2007 performance compared to "Planned Incentive Income". For 2007, Corporate's "Planned Incentive Income"[1] was $22,485,000. The Company attained actual 2007 Incentive Income of $39,970,000.

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[1] "Planned Incentive Income" was the Company's and/or operating units' planned annual 2007 pre-tax income, as approved by the Board of Directors, but excluding benefits payable under the 2007 Plan and dividend and interest income with respect to the Company's Dakota Minnesota & Eastern Railroad Preferred Stock exceeding $990,000. "Incentive Income" had the same definition as "Planned Incentive Income", except that "Incentive Income" is based on actual 2007 pre-tax income and excluded any portion of gains or losses from transactions not in the ordinary course of business which the Committee determines to exclude; the Committee excluded from "Incentive Income" gains from the sale of the Company's interest in the Dakota, Minnesota & Eastern Railroad Company, together with dividend and interest income in excess of $990,000 from the Company's former ownership of DM&E preferred stock.

($-in thousands)	
Income from Continuing Operations before income taxes	168,511
Less: Gain on sale of investment in the DM&E	(122,885)
Less: Incremental dividend income triggered by the sale of the DM&E	(8,472)
Plus: 2007 Plan expenses	2,816
Incentive Income	39,970

The Company does not disclose any operating unit's "Planned Incentive Income" because the disclosure of an operating unit's Incentive Income could create competitive harm if competitors reacted to an operating unit's past or anticipated performance.

NEOs (other than Lee B. Foster II) were assigned initial "target percentages" of salary ranging from 35% to 45%, as set forth in the following table:

Management Grade Level	Target Percentage
Stan L. Hasselbusch, President and Chief Executive Officer	45%
David J. Russo, Sr. V.P., CFO and Treasurer	35%
John F. Kasel, Sr. V.P., Operations & Manufacturing	35%
Donald L. Foster, Sr. V.P., Construction Products	35%

An NEO's "Target Percentage" was then multiplied by the participant's 2007 salary to determine the NEO's "Target Award".

"Target Awards" for NEOs were allocated between "Corporate" and/or applicable operating units and/or departmental/individual goals as set forth in the following table:

	Corporate	Operating Unit	Goals
Stan L. Hasselbusch, President and Chief Executive Officer	100%		
David J. Russo, Sr. V.P., CFO and Treasurer	80%		20%
John F. Kasel, Sr. V.P., Operations & Manufacturing	80%		20%
Donald L. Foster, Sr. V.P., Construction Products	20%	60%	20%

A participant's actual "Incentive Award" was calculated by multiplying the "Target Award" by the percentage of Planned Incentive Income achieved (the "Performance Percentage") based upon, with respect to Corporate, Corporate "Incentive Income" and, with respect to the applicable operating unit, the operating unit's "Incentive Income". Mr. Hasselbusch determined the extent to which other NEOs (excluding Lee B. Foster II) attained individual or departmental goals, which determinations were approved by the Committee. For example, Mr. Russo's goals included reducing both "days sales outstanding" and risk management expenses. Mr. Hasselbusch determined that Mr. Russo had achieved all of his goals and the Committee affirmed Mr. Hasselbusch's determination.

The table below explains how individual Incentive Awards were calculated based on actual 2007 Corporate and/or Operating Unit Incentive Income:

Incentive Income as Percentage of Planned Incentive Income	Incentive Award, as Percentage of Target Award	
	Corporate	Operating Unit
Outstanding		
160% and over	200%	200%
155%	190%	190%
150%	180%	180%
145%	170%	170%
140%	160%	160%
135%	150%	150%
130%	140%	140%
125%	130%	130%
Exceeding		
120%	120%	120%
115%	115%	115%
110%	110%	110%
105%	105%	105%
Target		
100%	100%	100%
Threshold		
90%	80%	80%
80%	60%	60%
70%	40%	-0-

As with all incentive compensation tables in this Compensation, Discussion and Analysis, interpolation between points was or will be made on a straight line basis.

When the 2007 MIP was adopted, the Committee anticipated that, upon achievement of the 2007 business plan financial goals, Corporate and each operating unit would achieve at least "target levels" of Planned Incentive Income and that, after surpassing target, it would be progressively more difficult for either Corporate or any operating unit to attain levels of Incentive Income above target levels. It was expected to be unlikely, although possible, that an NEO would receive maximum awards. Due, however, to the Company's outstanding and substantially stronger than anticipated performance in 2007, the awards, as disclosed in the Summary Compensation Table, approached or equaled maximum awards.

By way of example, the Company's 2007 Incentive Income was at $39,970,000, which exceeded 160% of its $22,485,000 Planned Incentive Income. Since Mr. Hasselbusch's Target Award was 100% allocated to "Corporate", Mr. Hasselbusch's "Target Award" of $200,250 (Mr. Hasselbusch's $445,000 base salary X Mr. Hasselbusch's 45% "Target Percentage") was multiplied by 200%. Accordingly, Mr. Hasselbusch received an Incentive Award of $400,500 (Target Award X 200%).

2008 Annual Incentive Program

Starting in 2008, the Committee has changed its annual incentive compensation program.

In March 2008, the Committee recommended and the Board approved, subject to shareholder approval, the L.B. Foster Executive Annual Incentive Compensation Plan ("Annual Plan"). Pursuant to the Annual Plan (discussed further at pp. 15-18), the Committee has approved 2008 Performance Measures and Goals ("2008 Goals") under which annual incentive awards for 2008 will be based upon the extent to which Corporate and/or individual operating units approach or surpass "Planned Pre-Tax Income"[2] and, for Corporate only, "Planned ROIC"[3]. The Committee has determined that ROIC should be included as a

[2] "Pre-Tax Income" shall mean the pre-tax income for the Corporation or, as applicable, for an Operating Unit determined in accordance with generally accepted accounting principles, but excluding: (i) the "Milestone Payments" or other amounts, if any, paid to the former shareholders (and their respective successors and assigns) of the Dakota Minnesota and Eastern Railroad Corporation ("DM&E") arising from or in connection with the 2007 merger of the DM&E; (ii) all gains or losses arising from sales of capital assets when the sale or purchase price for an individual asset exceeds $50,000; (iii) all expenses, costs, profits, losses or gains attributable to (a) the sale; other than sales of inventory in the ordinary course of business, of more than 25% of the assets of an "Operating Unit" or 50% of the assets of a Component in the Fiscal Year, or (b) the acquisition of a business in 2008 for a purchase price of more than $1M; (iv) with respect to Operating Units only, the costs of the Plan; (v) interest, investment gains or losses arising from cash or marketable securities of $105M; and (vi) interest expense related to use of funds in excess of $105M, during the Fiscal Year in connection with the purchase of a business or businesses for more than an aggregate purchase price(s) of $105M; provided, however, that the loss of investment income due to the use of funds in excess of $105M shall be added back to calculate pre-tax income with such funds being deemed to have earned interest at the effective average interest rate attained by the Corporation for the Fiscal Year from the date such funds are so utilized. Notwithstanding the foregoing, in the event more than 25% of the assets of an Operating Unit or 50% of the assets of a Component are sold, excluding sales of inventory in the ordinary course of business, during the Fiscal Year, such Component's or Operating Unit's, as applicable, Planned Pre-tax Income shall be eliminated from all calculations, together with the Component's or Operating Unit's, as applicable, profits, losses and Pre-tax Income for the Fiscal Year.

[3] "ROIC" means, with respect to the Fiscal Year, after tax earnings from continuing operations before interest income and interest expense and amortization charges (tax affected using the effective corporate tax rate) and excluding: (i) all "Milestone Payments" or other amounts, if any, paid to the former shareholders (and their respective successors and assigns) of the DM&E arising from or in connection with the 2007 merger of the DM&E; (ii) all gains or losses arising from sales of capital assets when the sale or purchase price for an individual asset exceeds $50,000; and (iii) all expenses, costs, losses, and gains attributable to (a) the sale, excluding sales of inventory in the ordinary course of business, of more than 25% of the assets of an "Operating Unit" or, more than 50% of the assets of a Component, or (b) the acquisition of a business for a purchase price exceeding $1,000,000, divided by an average of month end total assets less the sum of cash, marketable securities and non-interest bearing current liabilities, determined in accordance with generally accepted accounting principles.

performance metric since the achievement of ROIC goals, in the Committee's judgment, is aligned with the long-term interests of shareholders.

Corporate's Planned Pre-Tax Income[4] was set at $30,664,000 under the 2008 Goals and Planned ROIC was set at 15%. The 2008 Goals provide that the cost of the plan shall be included in the calculation of both Corporate Pre-tax Income and Corporate ROIC. For the reasons set forth at page 22, the Company does not disclose performance targets for its operating units.

Corporate and each Operating Unit are expected to achieve target levels of income and ROIC under the 2008 Goals. It will be increasingly more difficult to attain levels of Pre-tax Income and/or ROIC above target(s). Therefore, it is anticipated to be unlikely, although possible, for an NEO to receive a maximum award.

For the 2008 annual incentive program each NEO (other than Lee B. Foster II) was assigned the following Target Percentages:

	Target Percentage
Stan L. Hasselbusch, President and Chief Executive Officer	65%
David J. Russo, Sr. V.P., CFO and Treasurer	45%
John F. Kasel, Sr. V.P., Operations and Manufacturing	40%
Donald L. Foster, Sr. V.P., Construction Products	40%

A Participant's base salary is multiplied by this Target Percentage to obtain a "Target Award". These Target Awards are then allocated as follows:

	Metric	Chief Executive Officer	Sr. V.P. and CFO; Sr. V.P., Operations & Manufacturing	Sr. V.P., Construction Products
Financial Performance Awards	Corporate ROIC	25%	25%	
	Pre-Tax Income — Corporate	75%	55%	20%
	Operating Unit Pre — Tax Income			60%
Individual Performance Awards	Personal Objectives		20%	20%

Financial Performance Awards are designed to comply with IRS Section 162(m), while Individual Performance Awards may not satisfy IRS Section 162(m) requirements.

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[4] "Planned Pre-tax Income" does not constitute a prediction or forecast as to the Company's future performance. Various factors could cause the Company's actual results to differ materially from these indicated by forward-looking statements and other communications. Readers are encouraged to review the risk factors in the Forward-Looking Statement section of the Company's Annual Report on Form 10-K for the year ended December 31, 2007 and any other risk factors noted in the Company's subsequent filings with the Securities and Exchange Commission.

The Financial Performance Awards (but not Individual Performance Awards) will be adjusted upward or downward based on the actual attainment of planned Pre-Tax Income and ROIC as set forth below:

Incentive Income Multiplier (Corporate/Operating Unit)

% of Planned Pre-Tax Income Achieved	Corporate or Operating Unit Multiplier
140% and Over	200.0%
135%	187.5%
130%	175.0%
125%	162.5%
120%	150.0%
115%	137.5%
110%	125.0%
105%	112.5%
100% (target)	100.0%
90%	73.0%
80%	47.0%
70%	20.0%
Less than 70%	0.0%

ROIC Multiplier

ROIC Achieved	Corporate Multiplier
21.00% and Over	200.00%
20.25%	187.50%
19.50%	175.00%
18.75%	162.50%
18.00%	150.00%
17.25%	137.50%
16.50%	125.00%
15.75%	112.50%
15.00% (target)	100.00%
13.65%	73.00%
12.35%	47.00%
11.00%	20.00%
Less than 11.00%	0.00%

Corporate and each Operating Unit are expected to achieve target levels of pre-tax income and Corporate is expected to achieve target ROIC. It will be increasingly difficult for Corporate, or any operating unit, to attain levels above target(s). It is anticipated to be unlikely, although possible, for an NEO to receive a maximum award.

2005-2007 Three Year Incentive Plan

On May 25, 2005, the Company's Board of Directors, upon the prior recommendation of its Compensation Committee (the "Committee"), approved the "L.B. Foster Company 2005 Three Year Incentive Plan" (the "Three Year Plan"). This Plan was designed to motivate selected executive officers to improve the Company's performance over the three year period, 2005 – 2007, inclusive, (the "Three Year Period"). No other long-term incentive grants were made to the NEOs in 2006 or in 2007.

The amount payable under the Three Year Plan was based on a "Performance Percentage". The "Performance Percentage" was the Company's "Three Year Incentive Income"[5] minus $13,168,000 (with the difference representing the improvement in the Company's pre-tax income for the Three Year Period over what the Committee considered to be a reasonable three year baseline performance) divided by $10,341,000 (representing what the Committee considered to be an acceptable cumulative improvement during the Three Year Period).

Based upon the "Performance Percentage" attained, the total amount payable was based on the applicable "Payout Percentage" in the table below multiplied by $1,825,000:

Performance Percentage	Payout Percentage (as % of $1,825,000)
Less than 70%	-0-
70%	10.0%
80%	30.0%
90%	62.5%
100%	100.0%
110%	112.5%
120%	130.0%
130%	150.0%
150%	200.0%

[5] "Three Year Incentive Income" is the Company's aggregate pre-tax income for the Three Year Period, excluding income with respect to the Company's investments in the Dakota, Minnesota & Eastern Railroad, but including a $2,500,000 gain from the February 2006 sale of the Company's Geotech division.

($ - In thousands)

Income from Continuing Operations before income taxes from 2005 through 2007	191,327
Less: 2007 Gain on sale of investment in the DM&E	(122,885)
Less: 2007 Incremental dividend income triggered by the sale of the DM&E	(8,472)
Less: Recurring dividend income related to DM&E from 2005 through 2007	(2,722)
Plus: Partial gain from the sale of Company's Geotechnical Division in 2006	2,500
Three Year Incentive Income	59,748

Individual awards were then calculated by multiplying the total amount available for awards by a fraction, the numerator of which is the points assigned to the participant and the denominator of which is the sum of all points assigned to all participants in the Plan. The participants included the President and Chief Executive Officer, four Senior Vice Presidents, four Vice Presidents and the Controller. Points have been assigned to NEOs as follows:

President/CEO	4 Points
Sr. Vice President	2 Points

The Company's Performance Percentage exceeded 150% and accordingly, maximum payouts were made. Portions of individual awards (20% for Mr. Hasselbusch and 15% for Messrs. Russo, Kasel and Donald Foster) were made in the form of Company common stock which may not be voluntarily transferred until May 1, 2010. Lee B. Foster II did not participate in the Three Year Plan. The following table shows the cash and stock awarded to the NEOs:

Name	Cash	Shares
Stan L. Hasselbusch	$614,739	3,500
David J. Russo	$326,580	1,312
Donald L. Foster	$326,580	1,312
John F. Kasel	$326,580	1,312

The Committee has determined not to use the Three Year Plan as a model for future long-term incentive programs. Instead, the Committee has determined, subject to shareholder approval, and to implement a new plan design in 2008. Under the 2006 Omnibus Incentive Plan, as amended, long-term incentive awards shall be exclusively in the form of Company common stock.

2006 Omnibus Incentive Plan as Amended

The Omnibus Incentive Plan, as amended, is being submitted for shareholder approval (see pp. 9-15). This Plan provides for the issuance of up to 500,000 shares of the Company's common stock, which may include newly-issued or treasury shares, through the exercise of stock options or the award of shares of common stock. If shareholder approval is obtained, the Omnibus Plan will also provide for the award of performance grants.

For 2008, the Committee has concluded, after consultation with Towers Perrin, to initiate a long-term incentive program that provides for annual grants of equity instead of providing, as did the previous "Three Year Plan", a single grant that covers three years. The new program will consist of two components: time vested restricted stock and performance units. The objectives of this new program are to provide NEOs with incentive to remain with the Company, provide a means for executives to build ownership in the Company and align the value of awards with the Company's long-term financial performance. A new three year performance period will begin at the beginning of each year, creating overlapping three year performance periods.

The time vested restricted stock grants are designed to align NEO compensation and Company performance by making some of the compensation incentive opportunity dependent upon appreciation of shareholder value. Equity grants are also designed to promote retention of talented executives and build their ownership in the Company.

The performance share units are designed to align compensation and Company performance by making the preponderance of NEO long-term incentive compensation over each three year performance period based upon the Company's return on invested capital (ROIC).[6]

After consulting survey data furnished by Towers Perrin, the Committee established the following Target Awards for the initial three year performance period 2008 – 2010, inclusive:

Stan L. Hasselbusch	$500,000
David J. Russo	$120,000
John F. Kasel	$120,000
Donald L. Foster	$120,000

Lee B. Foster II will not participate.

The Committee plans to establish new targets annually for successive three year performance periods. For example, in 2009, the Committee plans again to establish targets and new financial metrics for the performance period 2009 – 2011, inclusive.

For 2008, approximately 25% of the target award was distributed through the issuance of non-voting, non-dividend eligible restricted common stock, which generally will be forfeited if a participant is not employed by the Company on March 6, 2012. Using a value of $43.91/share (the average closing price of the Company's stock on trading days between February 18 and February 29, 2008), the Committee awarded the following amounts of such forfeitable stock to each of the following NEOs:

Name	Shares
Stan L. Hasselbusch	2,847
David J. Russo	683
Donald L. Foster	683
John F. Kasel	683

The remaining 75% of an NEO's "target" is in the form of performance units which, after a three year performance period from 2008 – 2010, inclusive, will be converted into Company common stock based upon the Company's average ROIC over the three year performance period. Each of the NEOs, other than

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[6] For purposes of the three year performance period 2008 – 2010, ROIC for each year means: (a) after tax earnings from continuing operations before interest income and interest expense and amortization charges (tax affected using the effective corporate tax rate) and excluding all "Milestone Payments" or other amounts, if any, paid to the former shareholders (and their respective successors and assigns) of the DM&E arising from or in connection with the 2007 merger of the DM&E, divided by (b) an average of month end total assets less the sum of cash, marketable securities and non-interest bearing current liabilities, determined in accordance with generally accepted accounting principles.

Lee B. Foster II, was awarded the following "Performance Share Units", which are contingent on shareholder approval of the Plan:

Name	Number of Performance Share Units
Stan L. Hasselbusch	8,540
David J. Russo	2,053
Donald L. Foster	2,053
John F. Kasel	2,053

Based upon the Company's "Average ROIC" over the three year period, each NEO's Performance Share Units will be converted into Company common stock. "Average ROIC" for the three (3) year performance period shall be calculated by adding together the annual ROIC percentages and dividing by three. The Average ROIC target for the 2008 – 2010 performance period shall be 16%. The Committee determined "Average ROIC" was the performance measure most aligned with shareholders' interests over the long term.

The number of performance shares to be awarded to a participant shall be determined by multiplying the participant's Performance Share Units by the "Percentage of Performance Share" that corresponds to the Company's "Average ROIC" for the three year performance period:

	ROIC	
Level of Performance	Average ROIC	Percent of Performance Share Units Earned
Below Threshold	Below 12.0%	0%
Threshold	Equal to 12.0%	50%
Target	Equal to 16.0%	100%
Outstanding	Equal to or Greater than 20.0%	200%

Individual Supplemental Bonus

When John Kasel was elected a Senior Vice President in May 2005, the Committee's practice would have been to grant him 25,000 options, which would vest in 25% increments over the next four years. The grant to Mr. Kasel inadvertently was omitted from the Committee's May 2005 meeting agenda and, by the time the 25,000 options later were awarded to Mr. Kasel, the exercise price for such options had increased. Accordingly, the Company, with the prior approval of the Compensation Committee, agreed to pay $35,750 to Mr. Kasel on each of August 10, 2006, August 10, 2007, August 10, 2008 and August 10, 2009 (or as soon thereafter as practical) minus (for each payment) the amount, if any, by which the average closing price of the Company's common stock for all trading days from June 1 to July 31, inclusive, of the applicable year was less than $14.77/share, multiplied by 6,250. Mr. Kasel was paid $35,750 in August 2006 and 2007, and will receive additional payments under this agreement only if Mr. Kasel is employed by the Company when a payment is due.

Special Bonus

Since 1990, Lee B. Foster II, Chairman of the Board, has been primarily responsible for recommending, implementing and overseeing the Company's investments in the Dakota, Minnesota & Eastern Railroad Company ("DM&E"). In October 2007, the DM&E merged with another railroad. As a result, the

Company, as a common and preferred shareholder in the DM&E, received in October 2007, $148.9M in cash and realized a pre-tax gain of approximately $122.9M. The Compensation Committee reviewed Mr. Foster's contribution to this extraordinary result and awarded Mr. Foster a special bonus of $600,000 in October 2007.

Retirement Plans

During 2007, the Company restructured its Voluntary Investment Plan, a defined contribution retirement plan qualifying under Section 401(k) of the Internal Revenue Code, covering all salaried employees, and created the L.B. Foster 401(k) and Profit Sharing Plan which includes an automatic enrollment provision, two year vesting, and immediate eligibility and Company match. In 2007, the Company matched the first 1% of the employee's compensation, then matched 50% to the employee's next 6% of contribution. For 2007, the Company also made a discretionary contribution of $1M to the 401(k) which will be shared by participants based primarily on their respective compensation, subject to Internal Revenue Code limitations. The Company's contributions for 2007 to the 401(k) for Messrs. Hasselbusch, Lee B. Foster II, Russo, Kasel and Donald Foster are included in the Summary Compensation Table.

The Company also maintains a Supplemental Executive Retirement Plan under which executive officers may accrue benefits which approximate benefits unavailable under the 401(k) because of Internal Revenue Code limitations. These benefits are also included in the Summary Compensation Schedule.

The Company maintains these retirement plans in order to provide a competitive opportunity for its employees to obtain a secure retirement.

Other Compensation Plans

At various times in the past, the Company has adopted certain employee benefit plans in which NEOs have been permitted to participate and has adopted certain executive officer leased vehicle, life, long-term disability and health insurance programs. The incremental cost to the Company of the NEOs' benefits provided under these programs is included in the Summary Compensation Table. Benefits under these plans are not directly or indirectly tied to Company performance.

The Company also provides limited perquisites to the NEOs which may include cash car allowances or use of a leased car and membership in athletic or social clubs. We believe that these perquisites tend to promote the Company's image, to provide outlets for interaction between the Company's executives and the Company's vendors/suppliers and other business associates and/or to encourage healthy activities. The Company's incremental costs for these perquisites are included in the Summary Compensation Table.

Right of Recovery

The Company has the right to recover all or a portion of awards of performance share units under the Omnibus Plan if the Company is required to prepare an accounting restatement due to material noncompliance with any financial reporting requirement.

Ownership Guidelines

In 2008, the Company adopted equity ownership guidelines. Under these guidelines, executive officers are expected over time, to own stock valued at a multiple of the officer's salary. Within five years, the CEO will be expected to own stock valued at least 5 times his salary; Sr. Vice Presidents will be expected to hold stock valued at least 2.5 times their respective salaries and Vice Presidents and the Controller will be expected to own stock valued at least 1.5 times their respective salaries. The Company's outside directors are expected to own stock valued at least 3 times their annual cash compensation.

Miscellaneous

We do not provide pension arrangements or post-retirement health coverage for our NEOs except that upon Lee B. Foster II ceasing to be a Company employee, effective May 27, 2008, the Company has agreed to pay for Mr. Foster's and his wife's health benefits until they are both 65.

All NEOs are employees-at-will and as such do not have employment agreements. Although the Company may consider entering into change of control agreements with certain NEOs, the Company currently has not entered into any change of control agreements. The Company has adopted policies regarding the adjustment or recovery of awards or payments in the event the performance measures upon which they are based are restated or otherwise adjusted with respect to Performance Share Units awarded in 2008 under the Omnibus Plan.

Tax Considerations

The Compensation Committee has considered the impact of the applicable tax laws with respect to compensation paid under the Company's plans, arrangements and agreements. In certain instances, applicable tax laws impose potential penalties on such compensation and/or result in a loss of deduction to the Company for such compensation.

Section 409A. Participation in, and compensation paid under, the Company's plans, arrangements and agreements may, in certain instances, result in the deferral of compensation that is subject to the requirements of Section 409A of the Code. Generally, to the extent that the Company's plans, arrangements and agreements fail to meet certain requirements under Section 409A of the Code, compensation earned thereunder may be subject to immediate taxation and tax penalties. It is the intent of the Company that its plans, arrangements and agreements will be structured and administered in a manner that complies with the requirements of Section 409A of the Code.

Section 162(m). With certain exceptions, Section 162(m) of the Code limits the Company's deduction for compensation in excess of $1 million paid to certain covered employees. Compensation paid to covered employees is not subject to the deduction limitation if it is considered "qualified performance-based compensation" within the meaning of Section 162(m) of the Code. While the Compensation Committee considers the tax impact of any compensation arrangement, the Committee evaluates such impact in light of our overall compensation objectives. The Compensation Committee reserves the right to approve non-deductible compensation if the Compensation Committee believes it is in the best interests of our shareholders. Additionally, if any provision of a plan or award that is intended to be performance-based, within the meaning of Section 162(m) of the Code, is later found to not satisfy the conditions of Section 162(m), the Company's ability to deduct such compensation may be limited. The Company is attempting to satisfy Section 162(m) for certain elements of compensation by seeking shareholder approval of the 2006 Omnibus Incentive Plan, as Amended and Restated and the Executive Annual Incentive Compensation Plan.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management and based on this review and discussion, it has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

William H, Rackoff, Chairman
Henry J. Massman IV
G. Thomas McKane
John W. Puth

SUMMARY COMPENSATION TABLE

The following table sets forth information regarding compensation of the Company's NEOs for the years 2006 and 2007.

Position	Year	Salary ($)	Bonus ($)	Stock Awards ($) (iii)	Option Awards ($) (iv)	Non-Equity Incentive Plan Compensation ($) (v)	All Other Compensation ($)	Total ($)
Stan L. Hasselbusch	2007	445,000	—	153,685	—	1,015,239	82,307 (vi)	1,696,231
	2006	415,000	—	—	6,487	373,500	78,991 (vii)	873,978
Lee B. Foster II	2007	165,000	600,000 (i)	—	—	—	75,746 (viii)	840,746
	2006	165,000	—	—	—	—	34,118 (ix)	199,118
Donald L. Foster	2007	197,837	—	57,632	49,452	463,681	42,239 (x)	810,841
	2006	190,837	—	—	49,452	126,907	39,304 (xi)	406,500
David J. Russo	2007	225,000	—	57,632	—	484,080	43,621 (xii)	810,333
	2006	204,374	—	—	20,186	143,062	36,243 (xiii)	403,865
John F. Kasel	2007	174,583	35,750 (ii)	57,632	47,817	445,855	41,528 (xiv)	803,165
	2006	166,533	35,750 (ii)	—	73,946	108,414	32,661(xv)	417,304

(i) Mr. Lee Foster received a $600,000 special recognition bonus in November 2007 for his role in the sale of the Company's investment in the DM&E.

(ii) Mr. Kasel received a bonus of $35,750 in August 2006 and again in August 2007 as part of an individual bonus arrangement which will be in place for two additional years. For further information see page 30.

(iii) Represents portion of the 2005-2007 LTIP payout distributed in stock.

(iv) Amounts expensed for pre-2006 and pre-2007 option awards utilizing the provisions of SFAS No. 123R. See Note 1 of the consolidated financial statements in the Company's Annual Report on Form 10-K for the years ended December 31, 2006 and December 31, 2007, respectively.

(v) For 2006, amounts represent cash awards under the 2006 Management Incentive Plan. For 2007, amounts represent cash awards under the 2007 Management Incentive Plan, as well as the cash portion of the 2005-2007 LTIP payout. For further information see pp. 21-23, 27-28.

(vi) Includes a $45,299 Company Supplemental Executive Retirement Plan ("SERP") contribution, executive medical reimbursement; Company paid term life insurance premium; Company contribution to 401(k) defined contribution retirement plan; Company paid long-term disability premium; personal use of Company paid automobile lease (5 months), car allowance (7 months) and club membership.

(vii) Includes a $40,170 Company Supplemental Executive Retirement Plan ("SERP") contribution, executive medical reimbursement; Company paid term life insurance premium; Company contribution to 401(k) defined contribution retirement plan; Company paid long-term disability premium; personal use of Company paid automobile lease and club membership.

(viii) Includes a $41,365 Company Supplemental Executive Retirement Plan ("SERP")contribution; executive medical reimbursement; Company paid term life insurance premium; Company paid long-term disability premium; Company contribution to 401(k) defined contribution retirement plan; car allowance and club membership.

(ix) Includes Company contributions to the 401(k) defined contribution retirement plan, executive medical reimbursement plan, Company paid term life insurance, long-term disability premium, the supplemental executive retirement plan, car allowance and club memberships/fees.

(x) Includes a Company paid SERP contribution; Company paid term life insurance premium; Company paid long-term disability premium; Company contribution to 401(k) defined contribution retirement plan; car allowance; and club membership

(xi) Includes a Company paid SERP contribution; Company paid term life insurance premium; Company paid long-term disability premium; Company contribution to 401(k) defined contribution retirement plan; car allowance; and club membership.

(xii) Includes a Company paid SERP contribution; executive medical reimbursement; Company paid term life insurance premium; Company contribution to 401(k) defined contribution retirement plan; Company paid long-term disability premium; car allowance and club membership.

(xiii) Includes a Company paid SERP contribution; executive medical reimbursement; Company paid term life insurance premium; Company contribution to 401(k) defined contribution retirement plan; Company paid long-term disability premium; and car allowance.

(xiv) Includes a Company paid SERP contribution; executive medical reimbursement; Company paid term life insurance premium; Company paid long-term disability premium; Company contribution to 401(k) defined contribution retirement plan; Company paid long-term disability premium; personal use of Company paid automobile lease (8 months), car allowance (4 months) and club membership

(xv) Includes a Company paid SERP contribution; executive medical reimbursement; Company paid term life insurance premium; Company paid long-term disability premium; Company contribution to 401(k) defined contribution retirement plan; personal use of Company paid automobile lease and club membership.

GRANTS OF PLAN-BASED AWARDS IN 2007

The following table provides information on 2007 Non-Equity Incentive Plan Awards.

Name	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(i)		
	Threshold ($)	Target ($)	Maximum ($)
Stan L. Hasselbusch	80,100	200,250	400,500
Donald L. Foster	38,776	69,243	138,486
David J. Russo	31,500	78,750	157,500
John F. Kasel	24,442	61,104	122,208

Lee B. Foster II is not a participant in this plan.

(i) These grants reflect awards under the 2007 Management Incentive Plan which is discussed at pp. 21-23. Amounts paid under this plan to the NEOs for 2007 are included in the Summary Compensation Table under Non-Equity Plan Compensation.

OPTION EXERCISES IN 2007

The following table provides information on stock option exercises in 2007 by the NEOs. The NEOs did not own any unvested shares of stock in 2007.

Name	Option Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(i)
Stan L. Hasselbusch	100,000	3,886,873
Lee B. Foster II	70,800	2,786,536
Donald L. Foster	18,750	474,356
David J. Russo	24,000	953,060
John F. Kasel	12,500	418,547

(i) Difference between the market price of the stock at the time of exercise and the exercise price of the option, multiplied by the number of shares acquired.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information regarding outstanding stock options awarded to the NEOs as of December 31, 2007. There were no unvested stock awards as of that date.

Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (i)	Option Exercise Price ($)	Option Expiration Date
Stan L. Hasselbusch	50,000		4.75	12/11/11
	20,000		5.50	5/14/12
Lee B. Foster II	20,000		2.75	2/1/11
	30,000		3.65	5/8/11
	10,000		5.50	5/14/12
	25,000		4.44	2/28/10
Donald L. Foster		7,500	9.30	12/12/14
		6,250	8.01	10/21/14
		5,000	9.29	2/15/10
David J. Russo	10,000		4.30	7/25/12
	1,000		4.10	12/9/12
John F. Kasel	—	12,500	14.77	12/4/15

(i) The following table is the vesting information for the options that were unexercisable as of December 31, 2007.

Name	Vesting Date	Number of Shares
Donald L. Foster	6/13/08	3,750
	6/13/09	3,750
	10/21/08	6,250
	2/15/08	2,500
	2/15/09	2,500
John F. Kasel	5/25/08	6,250
	5/25/09	6,250

2007 NON-QUALIFIED DEFERRED COMPENSATION

The following table discloses the contribution earnings and balances under each of the Company's defined contribution or other plan that provides for the deferred compensation that is not tax evaluated.

Name	Company Contributions in Last FY (i) ($)	Aggregate Earnings in Last FY(ii) ($)	Aggregate Balance at Last FYE(iii) ($)
Stan L. Hasselbusch, President & CEO	$45,299	$6,963	$166,293
Lee B. Foster II, Chairman of the Board	$41,365	$8,086	$193,125
Donald L. Foster, Sr. V.P. Piling	$ 7,045	$ 588	$ 14,038
David J. Russo, Sr. V.P., CFO & Treasurer	$11,209	$1,031	$ 24,629
John F. Kasel, Sr. V.P., Operations and Mfg.	$ 7,605	$ 639	$ 15,250

(i) Amounts represent 2007 Company contribution to Supplemental Executive Retirement Plan ("SERP"). The amounts are included in the Summary Compensation Table.

(ii) Amounts represent interest earned in 2007. In accordance with the Plan, the Company applied interest to the benefit amount using the calendar year's rate of return of Fidelity's Managed Income Portfolio, or a one-year annualized Treasury Bill interest rate, whichever is higher on the last Friday of each year. For 2007, these amounts were 4.37% and 3.42% respectively. The interest rate applied to the benefit in 2007 was 4.37%. These amounts are not included in the Summary Compensation Table.

Eligibility for participation in the Plan is limited to individuals who comprise a select group of management or highly compensated employees within the meaning of Section 201(2) of ERISA. Determining participation in the Plan is solely within the discretion of the Compensation Committee of the Board. A participant shall remain a participant only for so long as he continues in the employ of the Company, or the Compensation Committee, in its sole discretion determines that the participant shall no longer be a participant.

(iii) Amounts represent total SERP balance, as of December 31, 2007.

INDEPENDENT AUDITORS

Fees

Ernst & Young LLP's ("E&Y") aggregate fees (including out-of-pocket expenses) billed for fiscal 2007 and 2006 for each of the following categories of services are set forth below:

	2007	2006
Audit fees (includes audits and reviews of the Company's fiscal 2007 and 2006 financial statements and internal control over financial reporting)	$408,393	$391,416
Audit-related fees (primarily audits of the Company's various employee benefit plans)	$ 25,054	$ 23,861
Tax fees (federal and state)	$ 14,000	—
All other fees	—	—
Total fees	$447,447	$415,277

The Audit Committee reviews summaries of services provided by E&Y and the related fees and has concluded that E&Y's provision of certain audit-related services is compatible with maintaining E&Y's independence. All services are pre-approved by the Audit Committee.

E&Y has served as the Company's independent auditors since 1990 and the Audit Committee has appointed E&Y as the Company's independent auditors for the year ending December 31, 2008. Since the Audit Committee of the Board of Directors is responsible for the appointment of the Company's independent auditors, the Company is not seeking shareholder approval of the independent auditors' appointment.

Audit Committee Report

The Audit Committee of the Board of Directors is composed of independent directors and oversees the Company's financial reporting process on behalf of the Board of Directors. The Audit Committee is responsible for the appointment, compensation and retention of the Corporation's independent auditors. In fulfilling its oversight responsibilities, the Audit Committee reviewed with management the audited financial statements of the Company for the year ended December 31, 2007. The Audit Committee's charter is available on the Company's website, www.lbfoster.com. The Audit Committee held eight meetings during fiscal year 2007, three of which were telephonic.

Management is responsible for the Company's internal controls and for the financial reporting process. With respect to 2007, management advised the Audit Committee that all annual and quarterly financial statements reviewed by the Audit Committee had been prepared in accordance with generally accepted accounting principles.

The Audit Committee held discussions with E&Y, who are responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and for issuing a report thereon, regarding the audited financial statements, including a discussion of the quality, not just the acceptability, of the Company's accounting principles and E&Y's judgment regarding these matters. The Audit Committee has discussed with the independent auditors the matters required to be discussed under auditing standards generally accepted in the United States, including those matters set forth in Statement on Auditing Standards Nos. 61 and 90 (*Communications with Audit Committee*). Pursuant to Independent Standards Board Standard No. 1 (*Independence Discussion with Audit Committee(s)*), the Audit Committee has discussed with E&Y the auditors' independence from management and the Company, including the matters in the written disclosures required by the Independence Standards Board. The Audit Committee concluded that E&Y's independence had not been impaired.

The Audit Committee discussed with the Company's internal and independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee discussed the results of E&Y's quarterly review procedures with the Company's Chief Executive Officer, Chief Financial Officer and Controller and with E&Y prior to the Company's release of quarterly financial information.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Annual Report on Form 10-K for the year ended December 31, 2007 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

Diane B. Owen, Chairman
G. Thomas McKane
John W. Puth
William H. Rackoff

ADDITIONAL INFORMATION

Management is not aware at this time of any other matters to be presented at the meeting. If, however, any other matters should come before the meeting or any adjournment thereof, the proxies will be voted in the discretion of the proxyholders.

Representatives of Ernst & Young LLP are expected to be in attendance at the meeting to respond to appropriate questions from shareholders and will have an opportunity to make a statement if they so desire.

Shareholders' proposals intended to be presented at the Company's 2009 annual meeting must be received by the Company no later than December 31, 2008 to be considered for inclusion in the Company's proxy statement and form of proxy for that meeting. Pursuant to the Company's By-Laws, a nomination of a person for election as a director and any other proposal made by a shareholder shall not be considered at a shareholders' meeting unless written notice of the nomination or proposal has been received by the Company's Secretary by the later of (i) the date which is 90 days in advance of the meeting date or (ii), the seventh calendar day following the first public announcement of the date of the meeting.

Pittsburgh, Pennsylvania
April 22, 2008

Exhibit A

L. B. FOSTER COMPANY
2006 OMNIBUS INCENTIVE PLAN
As Amended and Restated on March 6, 2008

ARTICLE I

PURPOSE, EFFECTIVE DATE AND AVAILABLE SHARES

1.1 Purpose. The purpose of this Plan is to provide financial incentives for selected Key Personnel and Directors of L. B. Foster Company (the "Company") and its subsidiaries, thereby promoting the long-term growth and financial success of the Company by (i) attracting and retaining personnel and directors of outstanding ability, (ii) strengthening the Company's capability to develop, maintain and direct a competent management team, (iii) motivating officers to achieve long-range performance goals and objectives, and (iv) providing incentive compensation opportunities competitive with those of other corporations.

1.2 Effective Date and Expiration of Plan. The Board of Directors of the Company has originally adopted the Plan with an effective date March 31, 2006, and the Plan, as amended and restated, shall be effective March 6, 2008 ("Effective Date"), subject to approval by the stockholders of the Company; provided that, no award granted after the Effective Date that is intended to be performance-based within the meaning of Section 162(m) shall be paid prior to shareholder approval of the material terms of the Plan. Unless terminated by the Board pursuant to Section 7.3, the Plan shall expire on March 31, 2016. No Award shall be made pursuant to the Plan after its termination date, but Awards made prior to the termination date may extend beyond that date.

1.3 Shares Available Under the Plan. L. B. Foster Company stock to be issued under the Plan may be authorized but unissued common stock or previously issued shares of common stock which have been reacquired by the Company and are held in its treasury. Subject to adjustment under Section 7.6, no more than 500,000 shares of common stock shall be issuable under the Plan. No Participant may receive (i) Options for more than 75,000 shares of Stock in any one fiscal year of the Company, (ii) Performance Grants (denominated in Stock) for more than 75,000 shares of Stock in any one fiscal year of the Company and (iii) Performance Grants (denominated in cash) for more than $1,500,000 in any one fiscal year of the Company. The foregoing limitations shall be subject to adjustment as provided in Section 7.6, but only to the extent that any such adjustment will not affect the status of (i) any Award intended to qualify as performance-based compensation under Section 162(m) of the Code or (ii) any Award intended to comply with, Section 409A or an exception thereto. If any shares of Stock covered by an award terminate, lapse, are Forfeited or cancelled, or such Award is otherwise settled without the delivery of the full number of shares underlying the Award, including shares withheld to satisfy tax withholding obligations, then such shares to the extent of any such Forfeiture, termination, lapse, cancellation, payment, etc., shall again be, or shall become available for issuance under this Plan.

ARTICLE II

DEFINITIONS

As used in the Plan and except as otherwise specifically provided in an Award Agreement, the following terms shall have the meanings set forth below:

2.1 "Award" means, individually or collectively, any Option, Restricted Stock Award or Performance Grant under this Plan.

2.2 "Award Agreement" means, as applicable, the Restricted Stock Agreement, the Stock Option Agreement, or the Performance Grant Agreement.

2.3 "Board" means the Board of Directors of L. B. Foster Company.

2.4 "Code" means the Internal Revenue Code of 1986, as amended.

2.5 "Committee" means a committee of the directors of the Company, not to be less than two, appointed by the Board, each of who is (i) a "non-employee director" within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended, and (ii) a "outside director" (as defined in Treasury Regulation § 1.162-27(e)(3)(i) or any successor regulation),. If the Board has not appointed a Committee, "Committee" shall mean the Board.

2.6 "Company" means L. B. Foster Company and its successors and assigns.

2.7 "Director" means a director of the Company. In some instances, Plan provisions are applied differently with respect to non-employee Directors (within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934, as amended) and, where the term Director is so qualified to say "non-employee Director", such Plan provisions shall be limited to such outside, non-employee Directors.

2.8 "Disability" means a disability which results in the Participant being unable to engage in any substantial, gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than twelve months. The determination of whether a Participant has a Disability shall be made in accordance with Code Section 22(e)(3), including any regulations issued by the Internal Revenue Service thereunder.

2.9 "Effective Date" means the date on which the Plan is effective as provided in Section 1.2.

2.10 "Fair Market Value" of the Stock as to a particular time or date shall be the closing price of the Stock on the trading day that is the date of grant or, if the date of grant is not a trading day, on the trading day immediately preceding the date of grant.

2.11 "Forfeit," "Forfeiture," "Forfeited" means the loss by a Participant of any and all rights to an Award granted under the Plan, including the loss of any payment of compensation by the Company under the Plan or any Award granted thereunder.

2.12 "Key Personnel" means officers and employees, consultants and independent contractors of the Company and its Subsidiaries who occupy responsible executive, professional, sales or administrative positions and who have the capacity to contribute to the success of the Company.

2.13 "Officer" means an officer of the Company or of a Subsidiary.

2.14 "Option" means an option to purchase common stock of the Company, where such option is not a qualified (or statutory) option under Code Section 422.

2.15 "Option Price" means the price at which common stock of the Company may be purchased under an Option as provided in Section 4.4.

2.16 "Participant" means a person to whom an Award is made under the Plan.

2.17 "Performance Grant" means an award subject, in part, to the terms, conditions and restrictions described in Article VI, pursuant to which the recipient may become entitled to receive cash, Stock or other securities, or any combination thereof.

2.18 "Performance Grant Agreement" means a written agreement entered into between the Company and a Participant setting forth the terms and conditions of a Performance Grant awarded pursuant to Article VI.

2.19 "Permitted Transferee" means (i) any person defined as an employee in the Instructions to Registration Statement Form S-8 promulgated by the Securities and Exchange Commission, as such Form may be amended from time to time, which persons include, as of the date of adoption of this Plan, executors, administrators or beneficiaries of the estates of deceased Participants, guardians or members of a committee for incompetent former Participants, or similar persons duly authorized by law to administer the estate or assets of former Participants, and (ii) Participants' family members who acquire Awards from the Participant other than for value, including through a gift or a domestic relations order. For purposes of this definition, ***"family member"*** includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant's household (other than a tenant or employee), a trust in which these persons have more than fifty percent of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent of the voting interests. For purposes of this definition, neither (i) a transfer under a domestic relations order in settlement of marital property rights nor (ii) a transfer to an entity in which more than fifty percent of the voting or beneficial interests are owned by family members (or the Participant) in exchange for an interest in that entity is considered a transfer for ***"value"***.

2.20 "Personal Representative" means the person or persons who, upon the death, Disability or incompetency of a Participant, shall have acquired, by will or by the laws of descent and distribution or by other legal proceedings, the right to exercise an Option theretofore granted to such Participant.

2.21 "Plan" means this 2006 Omnibus Incentive Plan, as amended.

2.22 "Restricted Stock Agreement" means a written agreement entered into between the Company and a Participant setting forth the terms and conditions of a Restricted Stock Award made pursuant to Article V.

2.23 "Restricted Stock Award" means a grant of Stock to a Participant pursuant to Article V.

2.24 "Retirement", "Retire" means retirement of an employee or other service provider as determined and authorized by the Committee.

2.25 "Section 409A" shall mean Section 409A of the Code, the regulations and other binding guidance promulgated thereunder.

2.26 "Separation from Service" and "Separate from Service" shall mean the Participant's death, retirement or other termination of employment with the Company (including all persons treated as a single employer under Section 414(b) and 414(c) of the Code) that constitutes a "separation from service" (within the meaning of Section 409A). For purposes hereof, the determination of controlled group members shall be made pursuant to the provisions of Section 414(b) and 414(c) of the Code; provided that the language "at least 50 percent" shall be used instead of "at least 80 percent" in each place it appears in Section 1563(a)(1),(2) and (3) of the Code and Treas. Reg. § 1.414(c)-2; provided, further, where legitimate business reasons exist (within the meaning of Treas. Reg. § 1.409A-1(h)(3)), the language "at least 20 percent" shall be used instead of "at least 80 percent" in each place it appears.

2.27 "Specified Employee" means a key employee (as defined in Section 416(i) of the Code without regard to paragraph (5) thereof) of the Company as determined in accordance with Section 409A and the procedures established by the Company.

2.28 "Stock" means common stock of the Company.

2.29 "Stock Option Agreement" means a written agreement entered into between the Company and a Participant setting forth the terms and conditions of an Option awarded pursuant to Article IV.

2.30 "Subsidiary" means a corporation or other business entity, domestic or foreign, the majority of the voting stock or other voting interests in which is owned directly or indirectly by the Company, including a Subsidiary which become such after adoption of the Plan.

2.31 "Termination for Cause" or "Terminated for Cause" means (i) termination due to (a) willful or gross neglect of duties or (b) willful misconduct in the performance of such duties, so as to cause material harm to the Company or any Subsidiary, (ii) termination due to the Participant committing fraud, misappropriation or embezzlement in the performance of his or her duties or (iii) termination due to the Participant committing any felony of which he or she is convicted and which, as determined in good faith by the Board, constitutes a crime involving moral turpitude and results in material harm to the Company or a Subsidiary. The Committee shall make all determinations of whether the Participant was Terminated for Cause.

ARTICLE III

ADMINISTRATION

3.1 Committee to Administer.

(a) The Plan shall be administered by the Committee. The Committee shall have full and exclusive authority and discretion to interpret, construe, and administer the Plan, to establish and amend rules and regulations for its administration, and make all other determinations necessary or advisable for the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any Award in the manner and to the extent it shall deem desirable. The Committee's decisions shall be final, conclusive and binding with respect to the Plan and any Award made under the Plan.

(b) A majority of the members of the Committee shall constitute a quorum for the conduct of business at any meeting. The Committee shall act by majority vote of the members present at a duly convened meeting, including a telephonic meeting in accordance with Section 1708 of the Pennsylvania Business Corporation Law ("BCL"). Action may be taken without a meeting if written consent thereto is given in accordance with Section 1727 of the BCL.

(c) Notwithstanding any provision herein to the contrary, to the extent the Board is performing any Plan-related functions, including the determination of whether a Participant has been Terminated for Cause, the Board shall have the same discretionary power and authority to administer the Plan as the Committee does under this Article III.

3.2 Powers of Committee.

(a) Subject to the provisions of the Plan, the Committee shall have authority, in its discretion, to determine those Key Personnel and Directors who shall receive Awards, the time or times when each such Award shall be made, the type of Award to be made, and the number of shares to be subject to each Award.

(b) A Director shall not participate in a vote granting himself an Award.

(c) The Committee shall determine the terms, restrictions and provisions of the agreement relating to each Award. The Committee may correct any defect or supply any omission or reconcile any inconsistency in the Plan, or in any agreement relating to an Award, in such manner and to the extent the Committee shall determine in order to carry out the purposes and intent of the Plan.

(c) Notwithstanding any provision herein to the contrary, to the extent the Board is performing any Plan-related functions, the Board shall have the same discretionary power and authority to administer the Plan as the Committee does under this Article III.

3.3 Awards. Awards under the Plan shall consist of Options, Restricted Stock Awards, and Performance Grants. All Awards shall be subject to the terms and conditions of the Plan and to such other terms and conditions consistent with the Plan as the Committee deems appropriate.

3.4 Eligibility for Awards. Awards may be made to Key Personnel and Directors. In selecting Participants and in determining the form and amount of the Award, the Committee may give consideration to his or her functions and responsibilities, his or her present and potential contributions to the success of the Company, the value of his or her services to the Company, and other factors deemed relevant by the Committee.

ARTICLE IV

STOCK OPTIONS

4.1 Award of Stock Options. Subject to the provisions of the Plan, the Committee may grant Options to Key Personnel and Directors.

4.2 Period of Option.

(a) Except as otherwise provided in a Stock Option Agreement or the Plan, an Option shall be exercisable only after twelve (12) months have elapsed from the date of grant, and after such twelve-month waiting period, the Option may be exercised in cumulative installments in the following manner:

(i) The Participant may purchase up to one-fourth (1/4) of the total optioned shares at any time after one year from the date of grant and prior to the termination of the Option.

(ii) The Participant may purchase an additional one-fourth (1/4) of the total optioned shares at any time after two years from the date of grant and prior to the termination of the Option.

(iii) The Participant may purchase an additional one-fourth (1/4) of the total optioned shares at any time after three years from the date of grant and prior to the termination of the Option.

(iv) The Participant may purchase an additional one-fourth (1/4) of the total optioned shares at any time after four years from the date of grant and prior to the termination of the Option.

The duration of each Option shall not be more than ten (10) years from the date of grant.

(b) Notwithstanding the foregoing, the Committee may establish, in the applicable Stock Option Agreement, any other period during which Options may be exercised.

(c) Except as otherwise provided in the Plan or in the Stock Option Agreement, an Option may not be exercised by a Participant, other than a non-employee Director, unless such Participant is then, and continually (except for approved sick leave, FMLA, authorized military service, or other approved, bona fide leave of absence) after the grant of the Option has been, employed as an officer or employee of the Company or a Subsidiary.

(d) An Option granted to a non-employee Director, who is a Director at the time of such grant, shall be immediately exercisable, except as may be otherwise provided in the Option Agreement.

4.3 Stock Option Agreement. Each Option shall be evidenced by a Stock Option Agreement in such form and containing such terms and conditions as the Committee from time to time shall approve, except that the terms and conditions in the Stock Option Agreement shall be consistent with those set forth herein.

4.4 Option Price and Exercise.

(a) The Option Price of Stock under each Option shall be determined by the Committee, except that, in no event, may the Option Price be less than the Fair Market Value of the Stock on the date on which the Option is granted. Once an Option is granted, repricing of the Option Price for an outstanding Option, whether exercisable or not exercisable, shall not be permitted.

(b) Options may be exercised from time to time by giving written notice of exercise to the Company specifying the number of shares to be purchased. The notice of exercise shall be accompanied by

(i) payment in full of the Option Price in cash, certified check, or other medium accepted by the Company, in its sole discretion, or (ii) a copy of irrevocable instructions to a broker to promptly deliver to the Company the amount of sale or loan proceeds sufficient to cover the Option Price. An Option shall be deemed exercised on the date the Company receives the notice of exercise and all the requirements of this Section 4.4(b) have been fulfilled.

4.5 Termination of Service.

(a) Except as otherwise provided in this Plan or in the applicable Stock Option Agreement, if the service of a Participant, other than as a non-employee Director, terminates for any reason other than death, Disability or Retirement, all Options held by the Participant shall expire and may not thereafter be exercised. For purposes of this section, the employment or other service in respect to Options held by such a Participant shall be treated as continuing intact while the Participant is on authorized military leave, FMLA, approved sick leave, or other approved, bona fide leave of absence (such as temporary employment with the government) if the period of such leave does not exceed 90 days, or, if longer, so long as the Participant's right to reestablish his service with the Company is guaranteed either by statute or by contract. Where the period of leave exceeds 90 days and where such Participant's right to reestablish his service is not guaranteed by statute or by contract, his service, in the Committee's sole discretion, shall be deemed to have terminated on the ninety-first day of such leave.

Notwithstanding anything herein to the contrary, and unless the Stock Option Agreement provides otherwise, if the service of a Participant, other than as a non-employee Director, terminates, other than due to a Termination for Cause, the Participant may exercise all unexercised and vested Options within 30 days of such termination. Any Options in which such Participant is not vested at the time of his termination shall be Forfeited. Except as so exercised, such Option shall expire at the end of such period. In no event, however, may any Option be exercised after the expiration of ten (10) years from the date of grant of such Option.

(b) Except as otherwise provided in the Stock Option Agreement, a non-employee Director whose service is terminated shall be entitled to exercise his Option until the expiration of the full term of the Option, unless the non-employee Director has been Terminated for Cause. In the event that a non-employee Director is Terminated for Cause, all Options held by such Director shall terminate immediately and may not thereafter be exercised.

4.6 Death. Except as otherwise provided in the Plan or a Stock Option Agreement, during the twelve (12) month period following the Participant's death, any or all of the unexercised and vested Options that the Participant was entitled to exercise immediately prior to his death may be exercised by such Participant's executor, administrator, or the person(s) to whom the Options are transferred by will or the applicable laws of descent and distribution. Any Options in which such Participant is not vested at the time of his death shall be Forfeited. In no event, however, may any such Option be exercised after the expiration of ten (10) years from the date of grant of such Option.

4.7 Retirement or Disability. Except as otherwise provided in the Plan or a Stock Option Agreement, if a Participant Retires, or suffers a Disability, at a time when he is entitled to exercise an Option, then at any time or times within three years after his termination of service because of such Retirement or Disability the Participant may exercise such Option as to all or any of the shares which he was entitled to purchase under the Option immediately prior to such termination. Except as so exercised, such Option shall expire at the end of such period. In no event, however, may any Option be exercised after the expiration of 10 years from the date of grant of such Option.

4.8 Committee Discretion. The Committee shall have authority to determine whether or not a Participant (including a non-employee Director) has Retired, resigned or has suffered a Disability, and its determination shall be binding on all concerned. In the sole discretion of the Committee, a transfer of service to an affiliate of the Company other than a Subsidiary (the latter type of transfer not constituting a termination of service for purposes of the Plan) may be deemed to be a Retirement so as to entitle the Participant to exercise the Option within 90 days after such transfer.

4.9 Stockholder Rights and Privileges. A Participant shall have no rights as a shareholder with respect to any Stock covered by an Option until the issuance of a stock certificate to the Participant representing such Stock.

ARTICLE V

RESTRICTED STOCK AWARDS

5.1 Grant of Restricted Stock Awards. Subject to the provisions of the Plan, the Committee may elect to grant a Restricted Stock Award to any Key Personnel and/or Director, including but not limited to grants derived from participation in another plan, program or arrangement established or maintained by the Company or its Subsidiaries. Notwithstanding anything in this Plan to the contrary, the Committee, in its discretion, may determine that a Restricted Stock Award may be subject to such terms, conditions and restrictions (including but not limited to restrictions on the sale of stock), as set forth in the Award Agreement.

5.2 Vesting Requirements. The restrictions imposed on a Restricted Stock Award shall lapse in accordance with the vesting requirements specified by the Committee in the Restricted Stock Agreement, provided that the Committee may accelerate the vesting of a Restricted Stock Award at any time. Such vesting requirements may be based on the continued service of the Participant with the Company or its affiliates for a specified time period (or periods), on the attainment of specified performance goals established by the Committee in its discretion, or such other terms and conditions established by the Committee. If the vesting requirements of a Restricted Stock Award are not satisfied, the Award shall be Forfeited and the Stock subject to the Award shall be returned to the Company.

5.3 Restrictions. A Restricted Stock Award may not be transferred, assigned or subject to any encumbrance, pledge or charge until all applicable restrictions are removed or have expired, unless otherwise permitted by the Committee. Failure to satisfy any applicable restrictions shall result in the Award being Forfeited and the Stock subject to the Award shall returned to the Company. The Committee may require in a Restricted Stock Agreement that certificates representing the Restricted Stock Award bear a legend making appropriate reference to the restrictions imposed, and that certificates representing the Restricted Stock Award will remain in the physical custody of an escrow holder until all restrictions are removed or have expired.

5.4 Rights as a Shareholder. Subject to the foregoing provisions of this Article V and the applicable Restricted Stock Agreement, the Participant shall have all rights of a shareholder with respect to the Stock granted to the Participant under a Restricted Stock Award, including the right to vote the Stock and receive all dividends and other distributions paid or made with respect thereto. The Committee may provide in a

Restricted Stock Agreement for the payment of dividends and distributions to the Participant at such times as paid to shareholders generally or at the times of vesting or other payment of the Restricted Stock Award to the extent not inconsistent with Section 409A and Section 7.7.

5.5 Restricted Stock Awards to Outside Directors. In addition to discretionary Restricted Stock Awards under Section 5.1, and subject to adjustment in accordance with Section 7.6, each non-employee Director elected at an annual meeting of the Company's shareholders shall be awarded, as of each date he is elected (or re-elected), the lesser of: (i) 3,500 shares of Stock or (ii) such number of shares of Stock as is determined by the Committee.

5.6 Section 83(b) Election. If a Participant makes an election pursuant to Code Section 83(b) with respect to a Restricted Stock Award, the Participant shall file, within 30 days following the date of grant, a copy of such election with the Company and with the Internal Revenue Service in accordance with the regulations under Code Section 83. The Committee may provide in a Restricted Stock Agreement that the Restricted Stock Award is conditioned upon the Participant's making or refraining from making an election with respect to the Award under Code Section 83(b).

ARTICLE VI

PERFORMANCE GRANTS

6.1 Participation. Subject to the provisions of the Plan, the Committee s may make Performance grants to Key Personnel and Directors in accordance with the provisions of this Article VI.

6.2 Grant. The Committee shall have sole and complete authority to determine the Key Personnel and Directors who shall receive a Performance Grant, which shall consist of a right that is (i) denominated in cash, Stock or any other form of Award issuable under the Plan (or any combination thereof), (ii) valued, as determined by the Committee, in accordance with the achievement of such performance goals during such performance periods as the Committee shall establish and (iii) payable at such time and in such form as the Committee shall determine. Unless otherwise determined by the Committee, any such Performance Grant shall be evidenced by a Performance Grant Agreement containing the terms of the Award, including, but not limited to, the performance criteria and such terms and conditions as may be determined, from time to time, by the Committee, in each case not inconsistent with this Plan.

6.3 Terms and Conditions. For Awards intended to be performance-based compensation under Section 162(m) of the Code, Performance Grants shall be conditioned upon the achievement of pre-established goals relating to one or more of the following performance measures, as determined in writing by the Committee and subject to such modifications as specified by the Committee: cash flow; cash flow from operations; earnings (including earnings before interest, taxes, depreciation and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; productivity; delivery performance; stock price; return on equity; total or relative increases to stockholder return; return on invested capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating profit or net operating profit; gross margin, operating margin or profit margin; and completion of acquisitions, business expansion, product diversification and other non-financial operating and management performance objectives. To the extent consistent with Code Section 162(m), the Committee may determine, at the time the performance goals are established, that certain adjustments shall apply, in whole or in part, in such manner as determined by the Committee, to exclude the effect of any of the following events that occur during a performance period: the impairment of tangible or intangible assets; litigation or claim judgments or settlements; the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; business combinations, reorganizations and/or restructuring programs, including, but not limited to, reductions in force and early retirement incentives; currency fluctuations; and any extraordinary, unusual, infrequent or non-recurring items, including, but not limited to, such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and/or notes thereto appearing in the Company's annual report to shareholders for the applicable fiscal year. Performance measures may be determined either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit or subsidiary entity thereof, either individually, alternatively or in any combination, and measured cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous fiscal years' results or to a designated comparison group, in each case as specified by the Committee.

6.4 Preestablished Performance Goals. For Awards intended to be performance-based compensation under Code Section 162(m), performance goals relating to the performance measures set forth above shall be preestablished in writing by the Committee, and achievement thereof certified in writing prior to payment of the Award, as required by Code Section 162(m) and Treasury Regulations promulgated thereunder. All such performance goals shall be established in writing no later than ninety (90) days after the beginning of the applicable performance period, or within such other timeframe as required by Code Section 162(m) and Treasury Regulations promulgated thereunder. In addition to establishing minimum performance goals below which no compensation shall be payable pursuant to a Performance Grant, the Committee, in its sole discretion, may create a performance schedule under which an amount less than or more than the target award may be paid so long as the performance goals have been achieved.

6.5 Additional Restrictions/Negative Discretion. The Committee, in its sole discretion, may also establish such additional restrictions or conditions that must be satisfied as a condition precedent to the payment of all or a portion of any Performance Grants. Such additional restrictions or conditions need not be performance-based and may include, among other things, the receipt by a Participant of a specified annual performance rating, the continued employment by the Participant and/or the achievement of specified performance goals by the Company, business unit or Participant. Furthermore, and notwithstanding any provision of this Plan to the contrary, the Committee, in its sole discretion, may retain the discretion to reduce the amount of any Performance Grant payable in cash to a Participant if it concludes that such reduction is necessary or appropriate based upon: (i) an evaluation of such Participant's performance; (ii) comparisons with compensation received by other similarly-situated individuals working within the Company's industry; (iii) the Company's financial results and conditions; or (iv) such other factors or conditions that the Committee deems relevant; provided, however, that the Committee shall not use its discretionary authority to increase any Award that is intended to be performance-based compensation under Code Section 162(m).

6.6 Payment of Performance Awards. Performance Grants may be paid in a lump sum or in installments following the close of each performance period as provided the Committee in the Performance Grant Agreement.

6.7 Rights with Respect to Stock and Other Securities. Unless otherwise determined by the Committee in its discretion, a Participant to whom an Award is made under this Article (and any Person succeeding to such a Participant's rights pursuant to this Article) shall have no rights as a shareholder with respect to any Stock or as a holder with respect to other securities, if any, issuable pursuant to any such Award until the date a stock certificate evidencing such Stock or other evidence of ownership is issued to such Participant or until the Participant's ownership of such Stock shall have been entered into the books of the registrar in the case of uncertificated shares.

6.8 Termination of a Participant. For all purposes under this Article, and unless otherwise determined by the Committee in a Performance Grant Agreement, Participants who have terminated their employment with the Company prior to the actual payment of an Award for any reason (including but not limited to death, Retirement or Disability) shall Forfeit any and all rights to payment under any Awards then outstanding under the terms of this Article and shall not be entitled to any payment for the performance period.

ARTICLE VII

MISCELLANEOUS PROVISIONS

7.1 Nontransferability. No Award under the Plan shall be transferable by the Participant other than by will or the laws of descent and distribution; *provided, however,* that, if so determined by the Committee, a Participant may, in the manner established by the Committee, designate a beneficiary or beneficiaries to exercise the rights of the Participant, and to receive any property distributable, with respect to any Award upon the death of the Participant and the Committee may, in its sole discretion, permit the transfer or an Award to a Permitted Transferee subject to all the terms and conditions of the Award. Except as provided in Section 4.7, all Options shall be exercisable during the Participant's lifetime only by such Participant or his or her Personal Representative. Any transfer contrary to this Section 7.1 will nullify the Award.

7.2 Amendments. The Committee may at any time discontinue granting Awards under the Plan. The Board may at any time amend the Plan or amend any outstanding Award Agreement for the purpose of satisfying the requirements of any changes in applicable laws or regulations or for any other purpose which may at the time be permitted by law; provided that no such amendment shall be permissible if it would result in Rule 16b-3 under the Securities Exchange Act of 1934, as amended, becoming inapplicable to any Award. Notwithstanding the foregoing or any provision of an Award to the contrary, the Committee may at any time (without the consent of any Participant) modify, amend or terminate any or all of the provisions of an Award to the extent necessary to conform the provisions of the Award with Section 162(m), Section 409A or any other provision of the Code or other applicable law, the regulations issued thereunder or an exception thereto, regardless of whether such modification, amendment or termination of the Award shall adversely affect the rights of a Participant.

7.3 Termination. The Board may terminate the Plan at any time prior to its scheduled expiration date, but no such termination shall adversely affect the rights of any Participant under any Award theretofore granted in which he or she has a vested interest without his or her written consent.

7.4 Nonuniform Determinations. The Committee's determinations under the Plan, including without limitation (i) the determination of the Key Personnel and Directors to receive Awards, (ii) the form, amount and timing of such Awards, (iii) the terms and provisions of such Awards and (iv) the Agreements evidencing the same, need not be uniform and may be made by it selectively among Key Personnel and Directors who receive, or who are eligible to receive, Awards under the Plan, whether or not such Key Personnel or Directors are similarly situated.

7.5 No Right to Employment. Neither the action of the Board in establishing the Plan nor any action taken by the Committee under the Plan, nor any provision of the Plan, shall be construed as giving to any person the right to be retained in the employ, or as an Officer or Director, of the Company or any Subsidiary.

7.6 Changes in Stock. In the event of a stock dividend, split-up, or a combination of shares, recapitalization or merger in which the Company is the surviving corporation or other similar capital change, the number and kind of shares of stock or securities of the Company to be subject to the Plan and to Options or Stock then outstanding or to be awarded thereunder, the maximum number of shares of Stock or securities which may be issued on the exercise of Options granted under the Plan, the Option Price and other relevant provisions shall be appropriately adjusted by the Board, whose determination shall be binding on all persons; *provided, however,* with respect to any Award subject to Section 162(m) or Section 409A, any such adjustment shall be authorized only to the extent that such adjustment would not cause the Award to fail to comply with Section 162(m) or Section 409A. In the event of a consolidation or a merger in which the Company is not the surviving corporation, or any other merger in which the shareholders of the Company exchange their shares of stock in the Company for stock of another corporation, or in the event of complete liquidation of the Company, or in the case of a tender offer accepted by the Board of Directors, all outstanding Options shall thereupon terminate, provided that the Board may, prior to the effective date of any such consolidation or merger, either (i) make all outstanding Options immediately exercisable or (ii) arrange to have the surviving corporation grant to the Participants replacement Options on terms which the Board shall determine to be fair and reasonable.

7.7 Compliance with Code Section 409A. Notwithstanding any provision of the Plan or an Award Agreement to the contrary, if any Award or benefit provided under this Plan is subject to the provisions of Section 409A, the provisions of the Plan and any applicable Award Agreement shall be administered, interpreted and construed in a manner necessary to comply with Section 409A or an exception thereto (or disregarded to the extent such provision cannot be so administered, interpreted or construed). The following provisions shall apply, as applicable:

(i) If a Participant is a Specified Employee and a payment subject to Section 409A (and not excepted therefrom) to the Participant is due upon Separation from Service, such payment shall be delayed for a period of six (6) months after the date the Participant Separates from Service (or, if earlier, the death of the Participant). Any payment that would otherwise have been due or owing during such six-month period will be paid immediately following the end of the six-month period in the month following the month containing the 6-month anniversary of the date of termination unless another compliant date is specified in the applicable Award Agreement.

(ii) For purposes of Section 409A, and to the extent applicable to any Award or benefit under the Plan, it is intended that distribution events qualify as permissible distribution events for purposes of Section 409A and shall be interpreted and construed accordingly. With respect to payments subject to Section 409A, the Company reserves the right to accelerate and/or defer any payment to the extent permitted and consistent with Section 409A. Whether a Participant has Separated from Service or employment will be determined based on all of the facts and circumstances and, to the extent applicable to any Award or benefit, in accordance with the guidance issued under Section 409A. For this purpose, a Participant will be presumed to have experienced a Separation from Service when the level of *bona fide* services performed permanently decreases to a level less than twenty percent (20%) of the average level of *bona fide* services performed during the immediately preceding thirty-six (36) month period or such other applicable period as provided by Section 409A.

(iii) The Committee, in its discretion, may specify the conditions under which the payment of all or any portion of any Award may be deferred until a later date. Deferrals shall be for such periods or until the occurrence of such events, and upon such terms and conditions, as the Board shall determine in its discretion, in accordance with the provisions of Section 409A, the regulations and other binding guidance promulgated thereunder; provided, however, that no deferral shall be permitted with respect to Options and other stock rights subject to Section 409A. An election shall be made by filing an election with the Company (on a form provided by the Company) on or prior to December 31st of the calendar year immediately preceding the beginning of the calendar year (or other applicable service period) to which such election relates (or at such other date as may be specified by the Board to the extent consistent with Section 409A) and shall be irrevocable for such applicable calendar year (or other applicable service period).

(iv) The grant of Options and other stock rights subject to Section 409A shall be granted under terms and conditions consistent with Treas. Reg. § 1.409A-1(b)(5) such that any such Award does not constitute a deferral of compensation under Section 409A. Accordingly, any such Award may be granted to employees and other service providers of the Company and its Subsidiaries and affiliates in which the Company has a controlling interest. In determining whether the Company has a controlling interest, the rules of Treas. Reg. § 1.414(c)-2(b)(2)(i) shall apply; provided that the language "at least 50 percent" shall be used instead of "at least 80 percent" in each place it appears; provided, further, where legitimate business reasons exist (within the meaning of Treas. Reg. § 1.409A-1(b)(5)(iii)(E)(i)), the language "at least 20 percent" shall be used instead of "at least 80 percent" in each place it appears. The rules of Treas. Reg. §§ 1.414(c)-3 and 1.414(c)-4 shall apply for purposes of determining ownership interests.

(v) In no event shall any member of the Board, the Committee or the Company (or its employees, officers or directors) have any liability to any Participant (or any other Person) due to the failure of an Award to satisfy the requirements of Section 409A.

7.8 <u>Tax Withholding</u>. Whenever Stock is to be delivered to a Participant upon exercise of an Option or the award of a Restricted Stock Award or otherwise, the Company may (i) require such Participant to remit to the Company an amount in cash sufficient to satisfy all federal, state and local tax withholding requirements related thereto, (ii) withhold such required withholding from compensation otherwise due to such Participant, (iii) do any combination of the foregoing, or (iv) employ any other acceptable method approved by the Company to facilitate the required withholding, provided such approach is permissible under applicable securities and other laws. Notwithstanding anything in this Plan to the contrary, the Committee may, in its discretion, permit a Participant (or any beneficiary or person entitled to act) to elect to pay a portion or all of the amount requested by the Company for such taxes with respect to such Award, at such time and in such manner as the Committee shall deem to be appropriate (including, but not limited to, by authorizing the Company to withhold, or agreeing to surrender to the Company on or about the date such tax liability is determinable, Stock, or property, other securities or property, or other forms of payment, or any combination thereof, owned by such person or a portion of such forms of payment that would otherwise be distributed, or have been distributed, as the case may be, pursuant to such Award to such person, having a market value equal to the amount of such taxes); provided, however, any broker-assisted cashless exercise shall comply with the requirements for equity classification of Paragraph 35 of FASB Statement No. 123(R) and any withholding satisfied through a net-settlement shall be limited to the minimum statutory withholding requirements.

7.9 Delivery of Shares. The Company shall not be obligated to deliver any Stock upon the grant, exercise or payment of an Award unless and until, in the opinion of the Company's counsel, all applicable federal, state and other laws and regulations have been complied with. In the event the outstanding Stock is at the time listed on any stock exchange, no delivery shall be made unless and until the shares to be delivered have been listed or authorized to be added to the list upon official notice of issuance on such exchange. No delivery shall be made until all other legal matters in connection with the issuance and delivery of Stock have been approved by the Company's counsel. Without limiting the generality of the foregoing, the Company may require from the Participant or other person purchasing shares of Stock under the Plan such investment representation or such agreement, if any, as counsel for the Company may consider necessary in order to comply with the Securities Act of 1933, as amended, and the regulations thereunder. Certificates evidencing the shares may be required to bear a restrictive legend. A stop transfer order may be required to be placed with the transfer agent, and the Company may require that the Participant or such other person agree that any sale of the shares will be made only on one or more specified stock exchanges or in such other manner as permitted by the Committee.

7.10 Status. A Participant's status as Key Personnel or a Director shall be made exclusively by the Committee and determined for each Award as of the date the Award is granted to the Participant.

7.11 Unfunded. This Plan shall be unfunded. The Company shall not be required to establish any special or separate fund or to make any other segregation of assets to assure the payment of any Award under this Plan, and rights to the payment of Awards shall be no greater than the rights of the Company's general creditors.

7.12 Acceptance of Actions/Determinations. By accepting any Award or other benefit under this Plan, each Participant (and each person claiming under or through him or her) shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken or determinations made under this Plan by the Company, the Board or the Committee.

7.13 Governing Law. The validity, construction, interpretation, administration and effect of this Plan, and of its rules and regulations, and rights relating to this Plan and to Awards granted under this Plan, shall be governed by the substantive laws of the Commonwealth of Pennsylvania without regard to its choice or conflicts of laws principles.. If any provision of this Plan or any Award is held to be illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining provisions of this Plan or any Award, but such provision shall be fully severable, and this Plan or Award, as applicable, shall be construed and enforced as if the illegal or invalid provision had never been included in this Plan or Award, as applicable.

This amendment and restatement of The L.B. Foster Company 2006 Omnibus Incentive Plan has been duly executed by the undersigned and is effective this 6th day of March 2008.

L. B. Foster Company

By: William H. Rackoff
Title: Chairman of Compensation Committee
of the Board of Directors

Exhibit B

L.B. FOSTER COMPANY
EXECUTIVE ANNUAL INCENTIVE COMPENSATION PLAN

1. *Purpose of the Plan*

The purpose of the L.B. Foster Company Executive Annual Incentive Compensation Plan (the "Plan") is to advance the interests of the Company and its shareholders by providing incentives to officers and certain other key employees with significant responsibility for achieving performance goals critical to the success and growth of the Company. The Plan is designed to: (i) promote the attainment of the Company's significant business objectives; (ii) encourage and reward management teamwork across the entire Company; and (iii) assist in the attraction and retention of employees vital to the Company's long-term success.

2. *Definitions*

For the purpose of the Plan, the following definitions shall apply:

(a) **"Board"** means the Board of Directors of the Company.

(b) **"Code"** means the Internal Revenue Code of 1986, as amended, including any successor law thereto.

(c) **"Committee"** means the Compensation Committee of the Board, or such other committee as is appointed or designated by the Board to administer the Plan, in each case which shall be comprised solely of two or more "outside directors" (as defined under Section 162(m) of the Code and the regulations promulgated thereunder).

(d) **"Company"** means L.B. Foster Company and any subsidiary entity or affiliate thereof, including subsidiaries or affiliates which become such after adoption of the Plan.

(e) **"Forfeit," "Forfeiture," "Forfeited"** means the loss by a Participant of any and all rights to an award granted under the Plan, including the loss of any payment of compensation by the Company under the Plan or any award granted thereunder.

(f) **"Participant"** means any person: (1) who satisfies the eligibility requirements set forth in Paragraph 4; (2) to whom an award has been made by the Committee; and (3) whose award remains outstanding under the Plan.

(g) **"Performance Goal"** means, in relation to any Performance Period, the level of performance that must be achieved with respect to a Performance Measure.

(h) **"Performance Measures"** means any one or more of the following performance criteria, either individually, alternatively or in any combination, and subject to such modifications or variations as specified by the Committee, applied to either the Company as a whole or to a business unit or subsidiary entity thereof, either individually, alternatively or in any combination, and measured over a period of time including any portion of a year, annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee: cash flow; cash flow from operations;

earnings (including, but not limited to, earnings before interest, taxes, depreciation, and amortization or some variation thereof); earnings per share, diluted or basic; earnings per share from continuing operations; net asset turnover; inventory turnover; capital expenditures; debt; debt reduction; working capital; return on investment; return on sales; return on invested capital; net or gross sales; market share; economic value added; cost of capital; change in assets; expense reduction levels; productivity; delivery performance; safety record and/or performance; stock price; return on equity; total stockholder return; return on capital; return on assets or net assets; revenue; income or net income; operating income or net operating income; operating income adjusted for management fees and depreciation, and amortization; operating profit or net operating profit; gross margin, operating margin or profit margin; and completion of acquisitions, business expansion, product diversification, new or expanded market penetration and other non-financial operating and management performance objectives.

To the extent consistent with Section 162(m) of the Code and the regulations promulgated thereunder, the Committee may determine that certain adjustments shall apply, in whole or in part, in such manner as specified by the Committee, to exclude the effect of any of the following events that occur during a Performance Period: the impairment of tangible or intangible assets; litigation or claim judgments or settlements; changes in tax law, accounting principles or other such laws or provisions affecting reported results; business combinations, reorganizations and/or restructuring programs, including but not limited to reductions in force and early retirement incentives; currency fluctuations; and any extraordinary, unusual, infrequent or non-recurring items, including, but not limited to, such items described in management's discussion and analysis of financial condition and results of operations or the financial statements and/or notes thereto appearing in the Company's annual report for the applicable period.

(i) **"Performance Period"** means, in relation to any award, the calendar year or other fiscal period within the calendar year of less than 12 months for which a Participant's performance is being calculated, with each such period constituting a separate Performance Period.

(j) **"Section 409A"** shall mean Section 409A of the Code and the regulations and other binding guidance promulgated thereunder.

(k) **"Retirement"** means retirement of an employee as determined and authorized by the Committee.

(l) **"Total and Permanent Disability"** means: (1) if the Participant is insured under a long-term disability insurance policy or plan which is paid for by the Company, the Participant is totally disabled under the terms of that policy or plan; or (2) if no such policy or plan exists, the Participant shall be considered to be totally disabled as determined by the Committee.

3. *Administration of the Plan*

(a) The management of the Plan shall be vested in the Committee; provided, however, that all acts and authority of the Committee pursuant to this Plan shall be subject to the provisions of the Committee's Charter, as amended from time to time, and such other authority as may be delegated to the Committee by the Board. The Committee may, with respect to Participants who the Committee determines are not likely to be subject to Section 162(m) of the Code, delegate such of its powers and authority under the Plan to the Company's officers as it deems necessary or appropriate. In the event of such delegation, all references to the Committee in this Plan shall be deemed references to such officers as it relates to those aspects of the Plan that have been delegated.

(b) Subject to the terms of the Plan, the Committee shall, among other things, have full authority and discretion to determine eligibility for participation in the Plan, make awards under the Plan, establish the terms and conditions of such awards (including the Performance Goal(s) and Performance Measure(s) to be utilized) and determine whether the Performance Goals applicable to any Performance Measures for any awards have been achieved. The Committee's determinations under the Plan need not be uniform among all Participants, or classes or categories of Participants, and may be applied to such Participants, or classes or categories of Participants, as the Committee, in its sole and absolute discretion, considers necessary, appropriate or desirable. The Committee is authorized to interpret the Plan, to adopt administrative rules, regulations, and guidelines for the Plan, and may correct any defect, supply any omission or reconcile any inconsistency or conflict in the Plan or in any award. All determinations by the Committee shall be final, conclusive and binding on the Company, the Participant and any and all interested parties.

(c) Subject to the provisions of the Plan, the Committee will have the authority and discretion to determine the extent to which awards under the Plan will be structured to conform to the requirements applicable to performance-based compensation as described in Section 162(m) of the Code, and to take such action, establish such procedures, and impose such restrictions at the time such awards are granted as the Committee determines to be necessary or appropriate to conform to such requirements. Notwithstanding any provision of the Plan to the contrary, if an award under this Plan is intended to qualify as performance-based compensation under Section 162(m) of the Code and the regulations issued thereunder and a provision of this Plan would prevent such award from so qualifying, such provision shall be administered, interpreted and construed to carry out such intention (or disregarded to the extent such provision cannot be so administered, interpreted or construed).

(d) The benefits provided under the Plan are intended to be excepted from coverage under Section 409A and the regulations promulgated thereunder and shall be construed accordingly. Notwithstanding any provision of the Plan to the contrary, if any benefit provided under this Plan is subject to the provisions of Section 409A and the regulations issued thereunder (and not excepted therefrom), the provisions of the Plan shall be administered, interpreted and construed in a manner necessary to comply with Section 409A and the regulations issued thereunder (or disregarded to the extent such provision cannot be so administered, interpreted, or construed.)

4. *Participation in the Plan*

Officers and key employees of the Company, as determined by the Committee, shall be eligible to participate in the Plan. No employee shall have the right to participate in the Plan, and participation in the Plan in any one Performance Period does not entitle an individual to participate in future Performance Periods.

5. *Incentive Compensation Awards*

(a) The Committee may, in its discretion, from time to time make awards to persons eligible for participation in the Plan pursuant to which the Participant will earn cash compensation. The amount of a Participant's award may be based on a percentage of such Participant's salary or such other methods as may be established by the Committee. Each award shall be communicated to the Participant, and shall specify, among other things, the terms and conditions of the award and the Performance Goals to be achieved. The maximum amount that may be awarded and paid under the Plan to a Participant for any calendar year shall not exceed USD $1,500,000.

(b) With respect to awards that are intended to be performance-based compensation under Section 162(m) of the Code, each award shall be conditioned upon the achievement of one or more Performance Goal(s) with respect to the Performance Measure(s) established by the Committee. No later than ninety (90) days after the beginning of the applicable Performance Period, the Committee shall establish in writing the Performance Goals, Performance Measures and the method(s) for computing the amount of compensation which will be payable under the Plan to each Participant if the Performance Goals established by the Committee are attained; provided however, that for a Performance Period of less than one year, the Committee shall take any such actions prior to the lapse of 25% of the Performance Period. In addition to establishing minimum Performance Goals below which no compensation shall be payable pursuant to an award, the Committee, in its discretion, may create a performance schedule under which an amount less than or more than the target award may be paid so long as the Performance Goals have been achieved.

(c) The Committee, in its sole discretion, may also establish such additional restrictions or conditions that must be satisfied as a condition precedent to the payment of all or a portion of any awards. Such additional restrictions or conditions need not be performance-based and may include, among other things, the receipt by a Participant of a specified annual performance rating, the continued employment by the Participant and/or the achievement of specified performance goals by the Company, business unit or Participant. Furthermore and notwithstanding any provision of this Plan to the contrary, the Committee, in its sole discretion, may reduce the amount of any award to a Participant if it concludes that such reduction is necessary or appropriate based upon: (i) an evaluation of such Participant's performance; (ii) comparisons with compensation received by other similarly situated individuals working within the Company's industry; (iii) the Company's financial results and conditions; or (iv) such other factors or conditions that the Committee deems relevant. Notwithstanding any provision of this Plan to the contrary, the Committee shall not use its discretionary authority to increase any award that is intended to be performance-based compensation under Section 162(m) of the Code.

6. *Payment of Individual Incentive Awards*

(a) After the end of the Performance Period, the Committee shall certify in writing the extent to which the applicable Performance Goals and any other material terms have been achieved. Subject to the provisions of the Plan, earned Awards shall be paid in the first calendar year immediately following the end of the Performance Period on or before March 15th of such calendar year ("Payment Date"). For purposes of this provision, and for so long as the Code permits, the approved minutes of the Committee meeting in which the certification is made may be treated as written certification.

(b) Unless otherwise determined by the Committee, Participants who have terminated employment with the Company prior to the actual payment of an award for any reason (including but not limited to death, Retirement or Total and Permanent Disability), shall Forfeit any and all rights to payment under any awards then outstanding under the terms of the Plan and shall not be entitled to any cash payment for such period. If a Participant's employment with the Company should terminate during a Performance Period by reason of death, Retirement or Total and Permanent Disability and the Committee determines that the award is not Forfeited, the Participant's award shall be prorated to reflect the period of service during the Performance

Period prior to his/her death, Retirement or Total and Permanent Disability, and shall be paid either to the Participant or, as appropriate, the Participant's estate, subject to the Committee's certification that the applicable Performance Goals and other material terms have been met.

(c) The Committee shall determine whether, to what extent, and under what additional circumstances amounts payable with respect to an award under the Plan shall be deferred either automatically, at the election of the Participant, or by the Committee. All deferrals shall be made in accordance with the terms and procedures of the deferred compensation plan under which any such amounts are deferred.

7. *Amendment or Termination of the Plan*

While the Company intends that the Plan shall continue in force from year to year, the Company reserves the right to amend, modify or terminate the Plan at any time; provided, however, that no such modification, amendment or termination shall without the consent of the Participant, materially adversely affect the rights of such Participant to any payment that has been determined by the Committee to be due and owing to the Participant under the Plan but not yet paid. Any and all actions permitted under this Paragraph 7 may be authorized and performed by the Committee in its sole and absolute discretion.

Notwithstanding the foregoing or any provision of the Plan to the contrary, the Committee may at any time (without the consent of the Participant) modify, amend or terminate any or all of the provisions of this Plan to the extent necessary to conform the provisions of the Plan with Section 409A or Section 162(m) of the Code, the regulations promulgated thereunder or an exception thereto regardless of whether such modification, amendment, or termination of the Plan shall adversely affect the rights of a Participant under the Plan. Notwithstanding any provision of the Plan to the contrary, in no event shall the Committee or Board (or any member thereof), or the Company (or its employees, officers, directors or affiliates) have any liability to any Participant (or any other person) due to the failure of the Plan to satisfy the requirements of Section 409A or any other applicable law.

8. *Rights Not Transferable*

A Participant's rights under the Plan may not be assigned, pledged, or otherwise transferred except, in the event of a Participant's death, to the Participant's designated beneficiary, or in the absence of such a designation, by will or by the laws of descent and distribution.

9. *Funding/Payment*

The Plan is not funded and all awards payable hereunder shall be paid from the general assets of the Company. No provision contained in this Plan and no action taken pursuant to the provisions of this Plan shall create a trust of any kind or require the Company to maintain or set aside any specific funds to pay benefits hereunder. To the extent a Participant acquires a right to receive payments from the Company under the Plan, such right shall be no greater than the right of any unsecured general creditor of the Company. If any earned Award is not paid by the Payment Date due to administrative impracticality, such earned Award will be paid, without earnings, as soon as administratively practicable thereafter.

10. *Withholdings*

The Company shall have the right to withhold from any awards payable under the Plan or other wages payable to a Participant such amounts sufficient to satisfy federal, state and local tax withholding obligations arising from or in connection with the Participant's participation in the Plan and such other deductions as may be authorized by the Participant or as required by applicable law.

11. *No Employment or Service Rights*

Nothing contained in the Plan shall confer upon any Participant any right with respect to continued employment with the Company (or any of its affiliates) nor shall the Plan interfere in any way with the right of the Company (or any of its affiliates) to at any time reassign the Participant to a different job, change the compensation of the Participant or terminate the Participant's employment for any reason.

12. *Other Compensation Plans*

Nothing contained in this Plan shall prevent the Corporation from adopting other or additional compensation arrangements for employees of the Corporation, including arrangements that are not intended to comply with Section 162(m) of the Code.

13. *Governing Law*

The Plan shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania, without giving effect to its conflict of law provisions.

14. *Effective Date*

The Plan shall become effective immediately upon the approval and adoption thereof by the Board; provided, however, that no award intended to qualify as performance-based compensation within the meaning of Section 162(m) of the Code shall be payable prior to approval of the Plan's material terms by the Company's stockholders.

LBFoster

COMPANY OVERVIEW

Since our establishment in 1902, L.B. Foster Company has delivered the products necessary to build and maintain our nation's infrastructure. Today, we remain a quality manufacturer, fabricator and distributor of products for the rail, construction, utility and energy industries.

L.B. Foster is committed to providing superior products and services to our customers and sustainable profitable growth for our shareholders. This commitment is built on the quality of our work force and our continuous improvement and customer focus.

2007 BUSINESS SEGMENTS AS A PERCENTAGE OF NET SALES



Construction Products 42%
Rail Products 51%
Tubular Products 7%



NEW ORDERS
$600,000
$500,000
$400,000
$300,000
$200,000
$100,000
0
2003
2004
2005
2006
2007



BACKLOG
$150,000
$120,000
$90,000
$60,000
$30,000
0
2003
2004
2005
2006
2007



RETURN ON INVESTED CAPITAL
80%
70%
10%
5%
0
2003
2004
2005
2006
2007



TO OUR SHAREHOLDERS

2007 was a remarkable year for L.B. Foster Company. It marked our strongest year as a publicly traded company, achieving Sales of $509.0 million with Income from Continuing Operations (after excluding the impact of the sale of our investment in the Dakota, Minnesota and Eastern (DM&E) Railroad) of $25.0 million. In addition, we monetized our investment in the DM&E Railroad, an event that contributed a pre-tax gain from the sale of $122.9 million and $8.5 million of incremental dividend income. These and other activities across the Company have strengthened our foundation for future success.

2007 Highlights

Sales in 2007 grew by 31% and Income from Continuing Operations (after excluding the impact of the sale of our investment in the DM&E Railroad) increased by 130% compared to 2006. These results were achieved because of strong markets for various products that the Company manufactures, fabricates or distributes, a favorable pricing environment, exceptional performance by our key suppliers and a great effort by the entire L.B. Foster team.

A number of our product lines experienced a record year. In our Rail Products segment, these included New Rail, Relay Rail, Transit Products and Allegheny Rail Products. In our Construction Products segment, Piling and CXT® Concrete Buildings, and in our Tubular Products segment, Coated Products, all had record performance.

As I look at our key end markets, rail, construction and energy and utilities, we benefitted from favorable conditions in 2007. The North American rail industry continues to expand. Class 1 railroads spent a historical high of almost $10.0 billion on capital expenditures for new capacity and maintenance, an increase of 12% over 2006. As a company, over 15% of our sales were to the seven Class 1 railroads. And with the continuing implementation of SAFETEA-LU (Safe, Accountable, Flexible and Efficient Transportation Equity Act – A Legacy for Users), spending for passenger and commuter rail remained strong. SAFETEA-LU infrastructure spending, coupled with solid expenditures by state and local government agencies, provided robust markets for the Company's Construction Products segment. Spending for highway projects grew by 7% and heavy/civil construction increased by over 13% in 2007 according to the Department of Commerce. Demand from this key market segment is anticipated to remain strong as the nation's highway and bridge system will need to be maintained and expanded in the future. The market for the North American natural gas and oil shale industries is forecast to continue to grow, driving demand for pipe coated by our Tubular Products business.

In October 2007, the Canadian Pacific Railway acquired the DM&E Railroad. L.B. Foster initially purchased a stake in the DM&E in 1986 and continued to make additional investments in the ensuing years. I would like to commend Lee Foster, our Chairman, for his foresight in maintaining and growing our ownership. L.B. Foster may receive contingent payments if certain events take place related to the Powder River Basin by 2025; the proceeds from our investment have given our company the financial wherewithal to grow aggressively in the future.

The Company was broadly recognized for its performance in 2007, in particular being named as one of *Forbes Magazine* Top 200 Best Small Companies in America. L.B. Foster was also a finalist for the *Pittsburgh Business Times* Manufacturer of the Year Award. Recently, we were named as the top growth company for 2007 in the Western Pennsylvania region in a survey published by the *Pittsburgh Post Gazette*. And in May, our executive management team presided over the closing ceremony at the NASDAQ stock exchange in recognition of our 25th anniversary as a public company.

Strength for the Future

L.B. Foster enters 2008 with the strongest balance sheet in our history. The proceeds from the DM&E sale have given us the financial flexibility to expand the Company either organically or via acquisition. We have begun to explore various options for external business development, targeting opportunities that are aligned with existing products and markets or that will allow us to expand into complementary areas.

We continue to invest in our production facilities, although the pace of spending slowed as we completed several large projects in 2005 and 2006. However, as customer needs shift, we remain committed to them and focused on adding capacity to meet their requirements.

In our Construction Products segment, our largest piling manufacturer, Chaparral Steel, was acquired by Gerdau Ameristeel. We anticipate a long, successful relationship with this new supplier and believe that additional product opportunities may arise with them in the future.

We continue to make impressive gains in two key employee related initiatives. Several years ago we recognized that our safety record needed to improve significantly. I am pleased to report that we continued to make great progress toward reaching our goal of a zero injury culture. Last year our DART (days away from work, restricted duty or job transfer) rate, which is a measure of injury severity, declined to 1.9 injuries per 100 employees. That represents a 32% reduction from 2006 and over an 80% decline since 2002. We have improved our Total Recordable Incidence Rate (which measures all of our workplace injuries requiring medical treatment beyond first aid) by 75% over the last five years as well. In 2007 we also commenced more comprehensive employee development and performance management initiatives. We recognize that the needs of the global marketplace require continuous training for our highly skilled workforce. New programs have been developed that provide our employees the opportunity to enhance job skills, to strengthen their capabilities related to our identified corporate competencies and to better prepare them for future opportunities. We have improved our internal goal setting processes to better link individual goals to our strategic plan and scorecards. Employees will be evaluated not only on what they deliver but how they deliver. And we have placed greater emphasis on the creation of individual development plans.

Looking Ahead

We remain focused on enhanced profitability through continued margin expansion via value added selling and process efficiency efforts. Through market share gains and new product development we expect to maintain our path of solid organic growth. We will continue to improve and expand our various supply chain relationships and take advantage of new product introductions and availability. Our manufacturing facilities will continue to control costs while meeting or exceeding quality and safety targets. Continued improvement in Return on Invested Capital will be a focal point in 2008. The acquisition and development of human capital is critical as we look to the future success of the Company. And finally, we will aggressively look to supplement our existing portfolio of businesses through a focused program of external business development via well-timed and accretive acquisitions.

Thanks

I would like to express my heartfelt thanks to two outgoing members of our Board of Directors. Mr. John W. Puth became a Board member in 1977 and has been instrumental in helping lead the Company through a number of dynamic changes over the past 31 years. Mr. Henry J. Massman IV, joined our Board in 1998 and over the past decade has been particularly helpful in redefining the Company's business model. Their contributions, insights and counsel will definitely be missed and I wish them well in the future.

I thank and commend the employees of L.B. Foster Company for your exemplary efforts in 2007. I am confident that the strength and commitment of our team will allow us to face the challenges ahead and continue our progress.



Stan L. Hasselbusch
President and Chief Executive Officer

LBFoster

RAIL PRODUCTS

For the rail industry, including Class 1 and regional/short line railroads, transit systems and industrial applications, L.B. Foster manufactures, fabricates and distributes new and relay rail, concrete ties, insulated joints, direct fixation fasteners and other rail accessories.

Our company distributes heavy, light and relay rail to mainline railroads, transit authorities, industrial companies and rail contractors for heavy haul railroad, plant trackage and other industrial applications. L.B. Foster also offers a full line of rail accessories that includes trackwork and other products required to install or maintain rail lines.

"We continue to strengthen our full service offerings for the rail industry."

Samuel K. Fisher
Senior Vice President, Rail Products

L.B. Foster markets its Allegheny Rail Products insulated joints, wayside lubricators and related accessories to North American railroads and mass transit authorities. These products are assembled at facilities in Pueblo, CO and Niles, OH.

Our Transit Products line of power rail, direct fixation fasteners, coverboards and special accessories are sold to city, county and regional transit systems.

In 2007, we expanded our product and service offerings to enhance our market position. According to Samuel Fisher, Senior Vice President, Rail Products, "We continue to strengthen our full service offerings for the rail industry. This represents a significant opportunity to grow our core businesses. For example, we have developed a partnership program with various railroads throughout North America to purchase used rail, creating a value added proposition for both parties."

We increased our in-house research and development efforts, focusing primarily on new product development and successive generation improvements of existing products for heavy haul railroads and transit lines. Korhan Ciloglu, Research and Development Manager, Rail Products, leads this initiative. "With the expected growth in heavy haul railroad traffic and increasing demand for passenger/commuter rail, our activities center on developing better, more durable track components for both markets. We have also formed an internal team to identify and investigate the feasibility of other new products."

Per Gregory W. Lippard, Vice President, Rail Product Sales, "We are also enhancing our relationships with our domestic product sources to ensure a continued and solid supplier base for the future. Coupled with our new product development efforts, we are bringing new, viable solutions to our many customers in the rail industry. Last year, we were successful in a number of new projects, supplying a wide range of products to various heavy haul and regional railroads and to transit agencies for new and expansion lines. We can offer a complete package of products, strengthening our market position as a full service provider."

CXT, Inc., a wholly owned subsidiary of L.B. Foster, manufactures engineered, prestressed concrete railroad ties. Produced at our facilities in Spokane, WA, Grand Island, NE and Tucson, AZ, these ties are marketed as CXT® Concrete Ties for the heavy haul railroad, transit and industrial rail markets.

According to Mark Hammons, National Sales Manager, CXT Concrete Ties, "We were successful on a number of opportunities last year, ranging from Class 1 railroads, to regional lines, to a number of industrial, port and transit projects. Our newest concrete tie manufacturing facility in Tucson, AZ, successfully came on line and we added a fifth line to our plant in Grand Island, NE. And we are continually working to innovate new ties, the latest being an industrial tie for the growing Midwest US market. We expect to introduce this tie by mid 2008."



Continuous Welded Rail Train in transit to customer

CONSTRUCTION PRODUCTS

L.B. Foster Construction Products offers a comprehensive line of piling, steel bridge products and fabricated structural steel. These materials are specified for heavy engineering/civil construction highway and bridge applications and rehabilitation projects.

Our Piling business provides steel sheet piling that is generally used to provide lateral support at construction sites. L.B. Foster's bearing piling products include steel H-beam and pipe piling sections that are driven into the ground to provide structural support. L.B. Foster also markets threaded micropiles for construction foundation repair and slope stabilization. Our piling is either sold or rented for use in public works and private sector projects.

"We provide innovative products and solutions to our expanding customer base."

Donald L. Foster
Senior Vice President, Construction Products

L.B. Foster Construction Products also includes Fabricated Bridge Products located in Bedford, PA and Precise Structural Products with a facility in Georgetown, MA. These businesses manufacture engineered materials that include fabricated structural steel, bridge decking, drainage systems, aluminum and steel bridge rail and other bridge accessories.

"Through our strong alliances in North America, from design partners to a base of product suppliers, we offer innovative products and solutions to our expanding customer base. We remain committed to look for opportunities to bring additional, unique products and services to the North American foundation market. We have also continued to make investments in two key areas – in-house design capabilities and industry savvy people", per Donald L. Foster, Senior Vice President, Construction Products.

Phil Wright, Marketing Manager, Construction Products, works closely with designers, engineers and various government agencies, such as the Army Corps of Engineers, to better educate them on the various design tools that are available and encourage the use of proprietary construction options using steel sheet piling. "We are also a strong supporter of several key industry associations that promote the use of these products."

According to Alan Sarapas, General Manager, Sales, Construction Products, these types of activities have reinforced the solid position the Company has in the marketplace, resulting in increased customer satisfaction. "Piling has a strong track record of overall satisfaction, led by high marks in customer service and support and product quality, leading to a very loyal customer base."

In 2007, we undertook several significant projects using the unique Combi-Wall and OPEN CELL® design concepts across the US. These included a large industrial project in Alaska, a new energy facility in the Gulf Coast and new commercial construction applications along the Mississippi and Ohio Rivers.

We continue to expand our presence as an indispensable resource to designers, owners and engineers to bring creative, value-added, cost efficient domestic solutions to the market from project concept to installation.

L.B. Foster's CXT® Concrete Buildings, another business under the Construction Products segment, is the nation's leading producer of precast concrete restrooms and utility structures. Concrete Buildings manufactures at facilities in Spokane, WA and Hillsboro, TX, with major clients that include federal, state and local government agencies and contractors.

Last year, we were awarded new state contracts in Alaska and Utah, along with our largest contract award ever in Texas, to supply various concrete restrooms and other buildings. Per David Steiger, Vice President, CXT Concrete Buildings, "Our goal is to continue to enhance our market position as a supplier of high value structures which provide the customer cost effective, high quality solutions."

OPEN CELL® is a registered trademark of PND Engineers, Inc.
PZC™ is a registered trademark of Gerdau Ameristeel.



PZC™ Steel Sheet Piling used in reconstruction of New Orleans canal

TUBULAR PRODUCTS

L.B. Foster's Tubular Products segment is composed of two discrete businesses, Coated Products and Threaded Products.

Coated Products applies Fusion Bond Epoxy (FBE), Abrasion Resistant Overcoating (ARO) and internal linings for corrosion protection to oil and gas carbon steel line pipe at our Birmingham, AL plant, while our Houston, TX based Threaded Products offers pipe threading and fabrication services for use in the agricultural, municipal and industrial water markets. They also supply threading services to the oil country tubular goods market and threaded pipe for geotechnical (micropile) applications.

"We will be the benchmark for safety and quality."

Merry L. Brumbaugh
Vice President, Tubular Products

"We will be the benchmark for safety and quality in our industries", according to Merry Brumbaugh, Vice President, Tubular Products. "Safety and continual improvement are core values for L.B. Foster and are key components to our success. Both our facilities produced record volumes in 2007 and we benefited greatly from our emphasis on safety and our established quality procedures."

"We strive to provide a safe work environment for our employees and have a demonstrated track record," relates General Manager, Plant Operations, Tim Chiasson. "Tubular Products recently completed its fifth consecutive year of zero lost time accidents."

Both of Tubular Products' manufacturing facilities are ISO 9001:2000 registered. "We earn our customer's trust and loyalty daily by supplying them consistently with a quality product to their specifications." says Gary Foerster, General Manager, Sales, Tubular Products, "We work very closely with our partners and suppliers to meet and exceed their requirements."



Fusion Bond Epoxy Coated Pipe leaving Birmingham plant

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 0-10436

L. B. FOSTER COMPANY

(Exact name of registrant as specified in its charter)

Pennsylvania *(State of Incorporation)*	**25-1324733** *(I.R.S. Employer Identification No.)*
415 Holiday Drive, Pittsburgh, Pennsylvania *(Address of principal executive offices)*	**15220** *(Zip Code)*

**Registrant's telephone number, including area code:
(412) 928-3417**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, Par Value $0.01	NASDAQ Global Select Market

**Securities registered pursuant to Section 12(g) of the Act:
None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter was $294,215,767.

Indicate the number of shares outstanding of each of the registrant's classes of common stock, as of the latest practicable date.

Class	Outstanding at February 18, 2008
Common Stock, Par Value $0.01	11,011,495 shares

Documents Incorporated by Reference: Portions of the Proxy Statement prepared for the 2008 annual meeting of stockholders are incorporated by reference in Items 10, 11, 12 and 14 of Part III.

TABLE OF CONTENTS

PART I

PART II

PART III

PART IV

PART I

ITEM 1. *BUSINESS*

Summary Description of Businesses

L. B. Foster Company is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy and utility markets. As used herein, "Foster" or the "Company" means L. B. Foster Company and its divisions and subsidiaries, unless the context otherwise requires.

For rail markets, Foster provides a full line of new and used rail, trackwork, and accessories to railroads, mines and industry. The Company also designs and produces concrete railroad ties, insulated rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems worldwide.

For the construction industry, the Company sells steel sheet piling, H-bearing piling, pipe piling and provides rental sheet piling for foundation requirements. In addition, Foster supplies fabricated structural steel, bridge decking, bridge railing, expansion joints, precast concrete buildings and other products for highway construction and repair.

For tubular markets, the Company supplies pipe coatings for natural gas pipelines and utilities. The Company also produces threaded pipe products for industrial water well and irrigation markets and sells micropiles for construction foundation repair and slope stabilization.

The Company classifies its activities into three business segments: Rail products, Construction products, and Tubular products. Financial information concerning the segments is set forth in Item 8, Note 18. The following table shows for the last three fiscal years the net sales generated by each of the current business segments as a percentage of total net sales.

	Percentage of Net Sales		
	2007	2006	2005
Rail Products	51%	49%	49%
Construction Products	42%	46%	45%
Tubular Products	7%	5%	6%
	100%	100%	100%

RAIL PRODUCTS

L. B. Foster Company's rail products include heavy and light rail, relay rail, concrete ties, insulated rail joints, rail accessories and transit products. The Company is a major rail products supplier to industrial plants, contractors, railroads, mines and mass transit systems.

The Company sells heavy rail mainly to transit authorities, industrial companies, and rail contractors for railroad sidings, plant trackage, and other carrier and material handling applications. Additionally, the Company sells some heavy rail to railroad companies and to foreign buyers. The Company sells light rail for mining and material handling applications.

Rail accessories include trackwork, ties, track spikes, bolts, angle bars and other products required to install or maintain rail lines. These products are sold to railroads, rail contractors, industrial customers, and transit agencies and are manufactured within the Company or purchased from other manufacturers.

The Company's Allegheny Rail Products (ARP) division engineers and markets insulated rail joints and related accessories for the railroad and mass transit industries. Insulated joints are manufactured at the Company's facilities in Pueblo, CO and Niles, OH.

The Company's Transit Products division supplies power rail, direct fixation fasteners, coverboards and special accessories primarily for mass transit systems. Most of these products are manufactured by subcontractors and are usually sold by sealed bid to transit authorities or to rail contractors, worldwide.

The Company's Trackwork division produces new and relay trackwork for industrial and export markets.

The Company's CXT subsidiary manufactures engineered concrete railroad ties for the railroad and transit industries at its facilities in Spokane, WA, Grand Island, NE and Tucson, AZ.

CONSTRUCTION PRODUCTS

L. B. Foster Company's construction products consist of sheet, pipe and bearing piling, fabricated highway products, and precast concrete buildings.

Sheet piling products are interlocking structural steel sections that are generally used to provide lateral support at construction sites. Bearing piling products are steel H-beam sections which, in their principal use, are driven into the ground for support of structures such as bridge piers and high-rise buildings. Sheet piling is sold or rented and bearing piling is sold principally to public projects as well as the private sector.

Other construction products consist of precast concrete buildings, sold principally to national and state parks, and fabricated highway products. Fabricated highway products consist principally of fabricated structural steel, bridge decking, aluminum and steel bridge rail and other bridge products, which are fabricated by the Company. The major purchasers of these products are contractors for state, municipal and other governmental projects.

Sales of the Company's construction products are partly dependent upon the level of activity in the construction industry. Accordingly, sales of these products have traditionally been somewhat higher during the second and third quarters than during the first and fourth quarters of each year. However, sales were unusually strong during the fourth quarter of 2006 due to various factors including mild weather that allowed more construction projects to proceed.

TUBULAR PRODUCTS

The Company provides fusion bond and other coatings for corrosion protection on oil, gas and other pipelines. The Company also supplies special pipe products such as water well casing, column pipe, couplings, and related products for agricultural, municipal and industrial water wells. In addition, the Company sells micropiles for construction foundation repair and slope stabilization.

MARKETING AND COMPETITION

L. B. Foster Company generally markets its rail, construction and tubular products directly in all major industrial areas of the United States through a national sales force of 59 people, including outside sales, inside sales, and customer service representatives. The Company maintains 14 sales offices and 15 warehouses, plant and yard facilities located throughout the country. During 2007, approximately 4% of the Company's total sales were for export.

The major markets for the Company's products are highly competitive. Product availability, quality, service and price are principal factors of competition within each of these markets. No other company provides the same product mix to the various markets the Company serves. There are one or more companies that compete with the Company in each product line. Therefore, the Company faces significant competition from different groups of companies.

RAW MATERIALS AND SUPPLIES

Most of the Company's inventory is purchased in the form of finished or semi-finished product. With the exception of relay rail which is purchased from railroads or rail take-up contractors, the Company purchases most of its inventory from domestic and foreign steel producers. There are few domestic suppliers of new rail products and the Company could be adversely affected if a domestic supplier ceased making such material available to the Company. Additionally, the Company has an agreement with a steel mill to distribute steel sheet piling and bearing pile in North America. The Company also purchases cement and aggregate used in its concrete railroad tie and precast concrete building businesses from a variety of suppliers.

The Company's purchases from foreign suppliers are subject to the usual risks associated with changes in international conditions and to United States laws which could impose import restrictions on selected classes of products and anti-dumping duties if products are sold in the United States below certain prices.

BACKLOG

The dollar amount of firm, unfilled customer orders at December 31, 2007 and 2006 from continuing operations by business segment follows:

	December 31,	
	2007	2006
	In thousands	
Rail Products	$ 61,597	$ 64,113
Construction Products	70,342	66,145
Tubular Products	6,375	11,092
Total from Continuing Operations	$138,314	$141,350

Approximately 2% of the December 31, 2007 backlog is related to projects that will extend beyond 2008.

RESEARCH AND DEVELOPMENT

The Company's expenditures for research and development are not material.

ENVIRONMENTAL DISCLOSURES

It is not possible to quantify the potential impact of actions regarding environmental matters, particularly for future remediation and other compliance efforts. In the opinion of management, compliance with environmental protection laws will not have a material adverse effect on the financial condition, competitive position, or capital expenditures of the Company. However, the Company's efforts to comply with stringent environmental regulations may have an adverse effect on the Company's future earnings.

EMPLOYEES AND EMPLOYEE RELATIONS

As of January 2008, the Company has 655 employees, of whom 405 are hourly production workers and 250 are salaried employees. Approximately 140 of the hourly paid employees are represented by unions. The Company has not suffered any major work stoppages during the past five years and considers its relations with its employees to be satisfactory.

In October 2007, the Company negotiated the renewal of the collective bargaining agreement with our Spokane, WA workforce represented by the United Steelworkers Local number 338.

Substantially all of the Company's hourly paid employees are covered by one of the Company's noncontributory, defined benefit plans or defined contribution plans. Substantially all of the Company's salaried employees are covered by a defined contribution plan.

ITEM 1A. ***RISK FACTORS***

Forward Looking Statements

We make forward looking statements in this report based upon management's understanding of our business and markets and on information currently available to us. Such statements include information regarding future events and expectations and frequently include words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," or other similar expressions.

Forward looking statements include known and unknown risks and uncertainties. Actual future results may differ greatly from these statements and expectations that we express in this report. We encourage all readers to carefully consider the Risk Factors below and all the information presented in our 2007 Annual Report on Form 10-K and caution you not to rely unduly on any forward looking statements.

The forward looking statements in this report are made as of the date of this report and we assume no obligation to update or revise any forward looking statement, whether as a result of new information, future developments or otherwise.

Risks and Uncertainties

Markets and Competition

We face strong competition in all of the markets in which we participate. Our response to competitor pricing actions and new competitor entries into our product lines, could negatively impact our overall pricing in the marketplace. Efforts to improve pricing could negatively impact our sales volume in all product categories. Significant negative developments in these areas could adversely affect our financial results and condition.

Customer Reliance

Foster could be adversely affected by changes in the business or financial condition of a customer or customers. A significant downturn in the business or financial condition of a customer or customers could impact our results of operations and /or financial condition.

The Company's CXT Rail operation and Allegheny Rail Products division are dependent on the Union Pacific Railroad (UPRR) for a significant portion of their business. The CXT Rail operation was awarded a long-term contract from the UPRR for the supply of prestressed concrete railroad ties. CXT Rail expanded and modernized its Grand Island, NE plant in 2005, and completed construction of a new facility in Tucson, AZ in 2006 to accommodate the contract's requirements. UPRR has agreed to purchase minimum annual quantities from the Grand Island, NE facility through December 2010, and the Tucson, AZ facility through December 2012.

A substantial portion of our operations are heavily dependent on governmental funding of infrastructure projects. Many of these projects have "Buy America" or "Buy American" provisions. Significant changes in the level of government funding of these projects could have a favorable or unfavorable impact on our operating results. Additionally, government actions concerning "Buy America" provisions, taxation, tariffs, the environment, or other matters could impact our operating results.

Supplier Reliance

In our rail and piling distributed products businesses, we rely on one or two suppliers for key products that we sell to our customers. A significant downturn in the business of one of these suppliers, a disruption in their manufacturing operations, an unwillingness to continue to sell to us or a disruption in the availability of existing and new piling and rail products could adversely impact our financial results.

A significant portion of our Construction segment net sales and profits are related to the purchase and resale of piling products. In July 2007, Chaparral Steel Company, our primary supplier of steel sheet piling and bearing pile announced that it had entered into an agreement to be acquired by Gerdau Ameristeel Corporation. This transaction closed in September 2007. The Company does not believe there will be an effect on our existing business as the primary supplier relationship with Gerdau Ameristeel Corporation has not been changed as a result of the agreement. If we are unable to continue to distribute the products of Gerdau Ameristeel Corporation, our results of operations and liquidity could be adversely affected.

Raw material costs and availability

Most of Foster's businesses utilize steel as a significant product component. The steel industry is cyclical and prices as well as availability are subject to international market forces. We also use significant amounts of cement and aggregate in our concrete railroad tie and our precast concrete building businesses. Cement and aggregate prices have been increasing over recent years. This has not yet had a significant impact on the Company, but it could present problems for our facility in Tucson, AZ. Our financial results could be adversely affected if prices or availability of these materials were to change in a significantly unfavorable manner.

Sale of our investment in the DM&E Railroad

A merger agreement was consummated between the Dakota, Minnesota and Eastern Railroad (DM&E) and the Canadian Pacific Railway Limited (CP) in October 2007. More information about the DM&E and the merger agreement with the CP can be found on page 25 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Certain of our operating groups sold, from time to time, railroad and construction related materials to the DM&E. As a result of the merger agreement, certain of this business may be provided to the DM&E directly from other suppliers through existing CP relationships. The total amount of revenues for the years ended December 31, 2007, 2006 and 2005 was approximately $18.7 million, $17.2 million, and $9.5 million, respectively. While these revenues generated lower than typical gross profit margins, the Company may not be able to successfully mitigate the impact of this potential loss of business.

Union Workforce and Labor Relations

Three of the Company's manufacturing facilities are staffed by employees represented by labor unions. These 141 employees are currently working under two separate collective bargaining agreements. In October 2007, we negotiated the renewal of the collective bargaining agreement with our Spokane, WA workforce represented by the United Steelworkers Local number 338. This agreement, covering approximately 110 employees, expires in September 2011.

The collective bargaining agreement related to our bridge products fabricating facility in Bedford, PA represented by the Shopmen's Local Union number 527 expires in March 2008. We may not be able to successfully negotiate the renewal of this agreement.

Additionally, the existing collective bargaining agreements may not prevent a work stoppage at L. B. Foster's facilities.

Legal Contingencies

Changes in our expectations of the outcome of certain legal actions could vary materially from our current expectations and adversely affect our financial results and/or financial condition.

Unexpected Events

Unexpected events including fires or explosions at facilities, natural disasters, war, unplanned outages, equipment failures, failure to meet product specifications, or a disruption in certain of our operations may cause our operating costs to increase or otherwise impact our financial performance.

ITEM 1B. ***UNRESOLVED STAFF COMMENTS***

None

ITEM 2. *PROPERTIES*

The location and general description of the principal properties which are owned or leased by L. B. Foster Company, together with the segment of the Company's business using the properties, are set forth in the following table:

Location	Function	Acres	Business Segment	Lease Expires
Bedford, PA	Bridge component fabricating plant.	10	Construction	Owned
Birmingham, AL	Pipe coating facility.	32	Tubular	2017
Georgetown, MA	Bridge component fabricating plant.	11	Construction	Owned
Grand Island, NE	CXT concrete tie plant.	9	Rail	2010
Hillsboro, TX	Precast concrete facility.	9	Construction	2012
Houston, TX	Casing, upset tubing, threading, heat treating and painting. Yard storage.	63	Tubular, Rail and Construction	Owned
Niles, OH	Rail fabrication. Trackwork manufacturing. Yard storage.	35	Rail	Owned
Petersburg, VA	Piling storage facility.	48	Construction	Owned
Pueblo, CO	Rail joint manufacturing and lubricator assembly.	9	Rail	Owned
Spokane, WA	CXT concrete tie plant.	13	Rail	2008
Spokane, WA	Precast concrete facility.	5	Construction	2012
Tucson, AZ	CXT concrete tie plant.	19	Rail	2012

The lease covering the Spokane, WA CXT concrete tie plant expires in July 2008. The Company anticipates that this lease will be extended prior to its expiration.

In March 2008, the Company closed an agreement to sell approximately 63 acres owned by the Company in Houston, TX for approximately $6.5 million. Upon the closing, the Company leased back approximately 20 acres of the real estate to be used by its threaded product operations. More information about this agreement can be found on page 15 of Management's Discussion and Analysis of Financial Condition and Results of Operations.

Including the properties listed above, the Company has 14 sales offices, including its headquarters in Pittsburgh, PA, and 15 warehouses, plant and yard facilities located throughout the country. The Company's facilities are in good condition.

ITEM 3. *LEGAL PROCEEDINGS*

In 2000, the Company's subsidiary sold concrete railroad crossing panels to a general contractor on a Texas transit project. Certain panels deteriorated and the owner replaced the panels provided by the subsidiary. An administrative judge found that the general contractor was liable to the owners for alleged defects, among other matters, in the panels. In the first quarter of 2008 the Company negotiated a settlement with the contractor releasing any claims that the contractor may have against the Company in exchange for the Company forgiving an account receivable of approximately $0.3 million and paying the contractor $50,000. These amounts were fully reserved at December 31, 2007.

In the second quarter of 2004, a gas company filed a complaint against the Company in Allegheny County, PA, alleging that in 1989 the Company had applied epoxy coating on 25,000 feet of pipe and that, as a result of inadequate surface preparation of the pipe, the coating had blistered and deteriorated. The Company does not believe that the gas company's alleged problems are the Company's responsibility. Although no assurances can be given, the Company believes that it has meritorious defenses to such claims and will vigorously defend against such a suit.

ITEM 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

None.

ITEM 4A. *EXECUTIVE OFFICERS OF THE REGISTRANT*

Information concerning the executive officers of the Company is set forth below. With respect to the period prior to August 18, 1977, references to the Company are to the Company's predecessor, Foster Industries, Inc.

Name	Age	Position
Lee B. Foster II	61	Chairman of the Board
Stan L. Hasselbusch	60	President and Chief Executive Officer
Merry L. Brumbaugh	50	Vice President — Tubular Products
Samuel K. Fisher	55	Senior Vice President — Rail
Donald L. Foster	52	Senior Vice President — Construction Products
Kevin R. Haugh	51	Vice President & General Manager — CXT Concrete Products
John F. Kasel	43	Senior Vice President — Operations and Manufacturing
Brian H. Kelly	48	Vice President — Human Resources
Gregory W. Lippard	39	Vice President — Rail Product Sales
Linda K. Patterson	58	Controller
David J. Russo	49	Senior Vice President, Chief Financial Officer and Treasurer
David L. Voltz	55	Vice President, General Counsel and Secretary

Mr. Lee Foster has been a director of the Company since 1990 and he has been Chairman of the Board since 1998. He was the Chief Executive Officer of the Company from May 1990 until January 2002.

Mr. Hasselbusch has been Chief Executive Officer and a director of the Company since January 2002, and President of the Company since March 2000. He served as Vice President — Construction and Tubular Products from December 1996 to December 1998 and as Chief Operating Officer from January 1999 until he was named Chief Executive Officer in January 2002.

Ms. Brumbaugh was elected Vice President — Tubular Products in November 2004, having previously served as General Manager, Coated Products since 1996. Ms. Brumbaugh has served in various capacities with the Company since her initial employment in 1980.

Mr. Fisher was elected Senior Vice President — Rail in October 2002, having previously served as Senior Vice President — Product Management since June 2000. From October 1997 until June 2000, Mr. Fisher served as Vice President — Rail Procurement. Prior to October 1997, Mr. Fisher served in various other capacities with the Company since his employment in 1977.

Mr. Donald Foster was elected Senior Vice President — Construction Products in February 2005, after having served as Vice President — Piling Products since November 2004 and General Manager of Piling since September, 2004. Prior to joining the Company, Mr. Foster was President of Metalsbridge, a financed supply chain logistics entity. He served U.S. Steel Corporation as an officer from 1999 to 2003. During that time, Mr. Foster functioned as Vice President International, President of UEC Technologies and President, United States Steel International, Inc. Since joining U.S. Steel Corporation in 1979 he served in a number of general management roles in the distribution and construction markets.

Mr. Haugh was elected Vice President and General Manager — CXT Concrete Products in February 2008. Prior to joining the Company, Mr. Haugh served as Executive Vice President of CANAC, Inc., a subsidiary of Savage Services, and Senior Vice President of Savage Services from 2001 to 2008. His career also included President of Railserve, Inc. prior to 2001.

Mr. Kasel was elected Senior Vice President — Operations and Manufacturing in May 2005 having previously served as Vice President — Operations and Manufacturing since April 2003. Mr. Kasel served as Vice President of

Operations for Mammoth, Inc., a Nortek company from 2000 to 2003. His career also included General Manager of Robertshaw Controls and Operations Manager of Shizuki America prior to 2000.

Mr. Kelly was elected Vice President, Human Resources in October 2006 after joining the organization in September 2006. Prior to joining the Company, Mr. Kelly headed Human Resources for 84 Lumber Company from June 2004. Previously, he served as a Director of Human Resources for American Greetings Corp from June 1994 to June 2004, and he began his career with Nabisco in 1984, serving in progressively responsible generalist human resources positions in both plants and the headquarters.

Mr. Lippard was elected Vice President — Rail Product Sales in June 2000. Prior to re-joining the Company in 2000, Mr. Lippard served as Vice President — International Trading for Tube City, Inc. from June 1998. Mr. Lippard served in various other capacities with the Company since his initial employment in 1991.

Ms. Patterson was elected Controller in February 1999, having previously served as Assistant Controller since May 1997 and Manager of Accounting since March 1988. Prior to March 1988, Ms. Patterson served in various other capacities with the Company since her employment in 1977.

Mr. Russo was elected Senior Vice President, Chief Financial Officer and Treasurer in December 2002, having previously served as Vice President and Chief Financial Officer since July 2002. Mr. Russo was Corporate Controller of WESCO International Inc., a distributor of electrical and industrial MRO supplies and integrated supply services, from 1999 until joining the Company in 2002. Mr. Russo also served as Corporate Controller of Life Fitness Inc., an international designer, manufacturer and distributor of aerobic and strength training fitness equipment.

Mr. Voltz was elected Vice President, General Counsel and Secretary in December 1987. Mr. Voltz joined the Company in 1981.

Officers are elected annually at the organizational meeting of the Board of Directors following the annual meeting of stockholders.

Code of Ethics

L. B. Foster Company has a code of ethics applicable to all directors and employees, including its Chief Executive Officer, Chief Financial Officer and Controller. The code of ethics is posted on the Company's website, *www.lbfoster.com*. The Company intends to satisfy the disclosure requirement regarding certain amendments to, or waivers from, provisions of its code of ethics by posting such information on the Company's website.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Stock Market Information

The Company had 550 common shareholders of record on January 31, 2008. Common stock prices are quoted daily through the NASDAQ Global Select Market quotation service (Symbol FSTR). The quarterly high and low bid price quotations for common shares (which represent prices between broker-dealers and do not include markup, markdown or commission and may not necessarily represent actual transactions) follow:

	2007		2006	
Quarter	High	Low	High	Low
First	$25.92	$18.21	$19.90	$14.59
Second	28.68	20.41	26.15	18.93
Third	44.72	29.42	23.73	16.06
Fourth	57.97	38.15	25.91	16.43

Dividends

No cash dividends were paid on the Company's Common stock during 2007 and 2006, and the Company has no plan to pay dividends in the foreseeable future. The Company's ability to pay cash dividends is limited by its revolving credit agreement.

Performance Graph

The following table compares total shareholder returns for the Company over the last five years to the NASDAQ Composite Index and the Company's Peer Group assuming a $100 investment made on December 31, 2002. Each of the three measures of cumulative total return assumes reinvestment of dividends. The stock performance shown on the graph below is not necessarily indicative of future price performance.

The Company's Peer Group is composed of Michael Baker Corp., A.M. Castle & Co., Greenbriar Cos., Inc., Northwest Pipe Co, Texas Industries Inc. and Wabtec Corporation. The Company's peer group was established by selecting similar companies in the rail, construction and steel industries.

Included in the Company's Peer Group in 2006 but not in 2007 were Hanson PLC and Oregon Steel Mills Inc. Hanson PLC was acquired by foreign corporation, HeidelbergCement AG, and stopped trading publicly in the United States in August 2007. Oregon Steel Mills Inc. was also acquired by a foreign corporation, Evraz Group S. A., in January 2007 which is listed on the London Stock Exchange.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among L.B. Foster Company, The NASDAQ Composite Index
And A Peer Group


$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
L.B. Foster Company
NASDAQ Composite Index
Peer Group
12/02
12/03
12/04
12/05
12/06
12/07

* $100 invested on 12/31/02 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return					
	12/02	12/03	12/04	12/05	12/06	12/07
L.B. FOSTER COMPANY	100.00	149.77	219.35	342.72	597.00	1,191.94
NASDAQ COMPOSITE INDEX	100.00	149.75	164.64	168.60	187.83	205.22
PEER GROUP	100.00	137.20	217.96	250.21	292.96	323.75

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of December 31, 2007 with respect to compensation plans under which equity securities of the Company are authorized for issuance.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by shareholders...	349,900	$5.52	509,375
Equity compensation plans not approved by shareholders...	—	—	—
Total....................	349,900	$5.52	509,375

The Company awarded shares of its common stock to its outside directors on a biannual basis from June 2000 through January 2003 under an arrangement not approved by the Company's shareholders. A total of 22,984 shares of common stock were so awarded and this program has been terminated. At the Company's 2003 Annual Shareholders' Meeting, a new plan was approved by the Company's shareholders under which outside directors received 2,500 shares of the Company's common stock at each annual shareholder meeting at which such outside director was elected or re-elected, commencing with the Company's 2003 Annual Shareholders' Meeting. Through 2005 there were 30,000 shares issued under this plan. This plan was discontinued on May 24, 2006 when the Company's shareholders approved the 2006 Omnibus Incentive Plan. Under the 2006 Omnibus Incentive Plan, non-employee directors automatically are awarded 3,500 shares or a lesser amount determined by the directors of the Company's common stock at each annual shareholder meeting at which such non-employee director is elected or re-elected, commencing May 24, 2006. Non-employee directors will be awarded 1,750 shares in 2008. Through December 31, 2007 there were 35,000 fully vested shares issued under the 2006 Omnibus Incentive Plan.

ITEM 6. *SELECTED FINANCIAL DATA*

Income Statement Data	Year Ended December 31, 2007(1)	2006(2)	2005(3)(4)	2004(3)(5)	2003(3)(6)
	(All amounts are in thousands, except per share data)				
Net sales	$508,981	$389,788	$325,990	$271,209	$238,872
Operating profit	$ 38,980	$ 17,934	$ 8,210	$ 1,780	$ 4,685
Income from continuing operations	$110,724	$ 10,715	$ 4,848	$ 889	$ 2,097
(Loss) income from discontinued operations, net of tax	(31)	2,815	586	591	1,343
Net income	$110,693	$ 13,530	$ 5,434	$ 1,480	$ 3,440
Basic earnings per common share:					
Continuing operations	$ 10.39	$ 1.03	$ 0.48	$ 0.09	$ 0.22
Discontinued operations	0.00	0.27	0.06	0.06	0.14
Basic earnings per common share	$ 10.39	$ 1.30	$ 0.54	$ 0.15	$ 0.36
Diluted earnings per common share:					
Continuing operations	$ 10.09	$ 0.99	$ 0.46	$ 0.09	$ 0.22
Discontinued operations	0.00	0.26	0.06	0.06	0.14
Diluted earnings per common share	$ 10.09	$ 1.25	$ 0.52	$ 0.14	$ 0.35

(1) 2007 includes $8,472,000 in dividend income and a $122,885,000 pre-tax gain due to the announcement and consummation, respectively, of the sale of the Company's investment in the DM&E.

(2) 2006 includes a $3,005,000 gain from the sale of the Company's former Geotechnical Division which was classified as discontinued operations.

(3) 2005 -- 2003 were restated to reflect the classification of the Company's former Geotechnical Division as discontinued operations.

(4) 2005 includes a benefit of $450,000 due to the release of a valuation allowance related to the Company's ability to utilize state net operating losses and other state tax incentives prior to their expiration.

(5) 2004 includes a $493,000 gain from the sale of the Company's former Newport, KY pipe coating machinery and equipment which had been classified as "held for resale".

(6) The 2003 results from discontinued operations include the release of a $1,594,000 valuation allowance against foreign net operating losses that was utilized as a result of the dissolution of the Foster Technologies subsidiary.

Balance Sheet Data	December 31, 2007	2006	2005	2004	2003
Total assets	$330,772	$235,833	$178,868	$134,095	$131,159
Working capital	200,645	90,844	57,009	46,831	46,844
Long-term debt	28,056	54,273	29,276	17,395	20,858
Stockholders' equity	213,826	98,033	79,989	73,743	70,544

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

Overview

General

L.B. Foster Company is a leading manufacturer, fabricator and distributor of products and services for the rail, construction, energy and utility markets. The Company is comprised of three business segments: Rail products, Construction products and Tubular products.

The Company makes certain filings with the Securities and Exchange Commission (SEC), including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments and exhibits to those reports, available free of charge through its website, *www.lbfoster.com*, as soon as reasonably practicable after they are filed with the SEC. These filings are also available through the SEC at the SEC's Public Reference Room at 100 F Street N.E. Washington, D.C. 20549 or by calling 1-800-SEC-0330. Also, these filings are available on the internet at *www.sec.gov*. The Company's press releases are also available on its website.

Rail Products

The Rail products segment is composed of several manufacturing and distribution businesses that provide a variety of products for railroads, transit authorities, industrial companies and mining applications throughout the Americas. Rail products has sales offices throughout the United States and frequently bids on rail projects where it can offer products manufactured by the Company as well as products sourced from numerous suppliers. These products may be provided as a package to rail lines, transit authorities and construction contractors which reduces the customers procurement efforts and provides value added, just in time delivery.

The Rail products segment designs and manufactures bonded insulated rail joints and a variety of specialty trackwork, cuts and drills rail, panelizes track for emergency and construction use, and manufactures concrete cross ties and turnout ties. The Company has concrete tie manufacturing facilities in Spokane, WA, Grand Island, NE, and Tucson, AZ. The Company also has two facilities that design, test and fabricate rail products in Atlanta, GA and Niles, OH.

The Rail distribution business provides our customers with access to a variety of products including stick rail, continuous welded rail, specialty trackwork, power rail and various rail accessories. This is a highly competitive business that, once specifications are met, depends heavily on pricing. The Company maintains relationships with several rail manufacturers but procures the majority of the rail it distributes from one supplier. Rail accessories are sourced from a wide variety of suppliers.

Construction Products

The Construction products segment is composed of the following business units: Piling, Fabricated Products, and Precast Concrete Buildings.

The Piling division, via a sales force deployed throughout the United States, markets and sells piling internationally. This division offers its customers various types and dimensions of structural beam piling, sheet piling, and pipe piling. These piling products are sourced from various suppliers. The Company is the primary distributor of domestic bearing pile and sheet piling for its primary supplier.

The Fabricated Products unit manufactures a number of fabricated steel and aluminum products primarily for the highway, bridge and transit industries including grid reinforced concrete deck and open steel grid flooring systems, guardrails, and expansion joints and heavy structural steel fabrications.

The Precast Concrete Buildings unit manufactures concrete buildings for national, state and municipal parks. This unit manufactures restrooms, concession stands and other protective storage buildings available in multiple designs, textures and colors. The Company believes it is the leading high-end supplier in terms of volume, product options and capabilities. The buildings are manufactured in Spokane, WA and Hillsboro, TX.

Tubular Products

The Tubular products segment has two discrete business units: Coated Pipe and Threaded Products.

The Coated Pipe unit, located in Birmingham, AL, coats the outer dimension and, to a lesser extent, the inner dimension of pipe primarily for the gas transmission, and to a much lesser extent oil transmission, industries. Coated Pipe partners with its primary customer, a pipe manufacturer, to market fusion bonded epoxy coatings, abrasion resistant coatings and internal linings for a wide variety of pipe dimensions for pipeline projects throughout North America.

The Threaded Products unit, located in Houston, TX, cuts, threads and paints pipe primarily for water well products for the agriculture industry and municipal water authorities. Threaded Products is also in the micro-pile business and threads pipe used in earth and other structural stabilization.

2007 Developments

In February 2007, the Company entered into a third amendment to the Amended and Restated Revolving Credit and Security Agreement. Under this amendment, borrowings placed in LIBOR contracts will be priced at prevailing LIBOR rates, plus 1.25%. Borrowings placed in other tranches will be priced at the prevailing prime rate minus 1.00%. The amendment permits the Company to use various additional debt instruments to finance capital expenditures, outside of borrowings under the agreement, limited to an additional $10.0 million. The amendment also increased the Company's permitted annual capital expenditures to $12.0 million.

In July 2007, the Company entered into a fourth amendment to the Amended and Restated Revolving Credit and Security Agreement. The amendment provides for an increase in the Company's maximum credit line to $90.0 million expiring in May 2011. Additionally, the amendment establishes a $20.0 million term loan that was immediately applied to pay down existing drawings on the revolving credit facility. The term loan is amortized based on a term of seven years with a balloon payment on the remaining outstanding principal due at the maturity of the Agreement, May 2011. If average availability should fall below $10.0 million over a 30-day period, the loans become immediately secured by a lien on the Company's equipment that is not encumbered by other liens. The Company is obligated to satisfy a fixed charge coverage ratio of 1.05 to 1.

In July 2007, Chaparral Steel Company, our primary supplier of sheet piling and bearing pile, announced that it had entered into an agreement to be acquired by Gerdau Ameristeel Corporation. This transaction closed in September 2007. If we are unable to continue to distribute the products of Gerdau Ameristeel Corporation, our results of operations and liquidity could be adversely affected.

In September 2007, the DM&E announced it had entered into an Agreement and Plan of Merger under which an indirect, wholly owned subsidiary of the Canadian Pacific Railway Limited (CP) would be merged into the DM&E, with the DM&E being the surviving corporation. In October 2007, the merger agreement between the DM&E and the CP was consummated. More information about the DM&E and the merger agreement with the CP can be found on page 25 of this Management's Discussion and Analysis of Financial Condition and Results of Operations.

In October 2007, the Company negotiated the renewal of the collective bargaining agreement with our Spokane, WA workforce represented by the United Steelworkers Local number 338.

Recent Developments

In December 2007, the Company entered into a preliminary agreement to sell approximately 63 acres of real estate located in Houston, TX used primarily by the Company's Tubular products segment and reclassified these assets as "property held for resale" under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The purchase price of the real estate was approximately $6.5 million.

This transaction closed on March 3, 2008. Pursuant to the agreement, the Company leased back from the purchaser approximately 20 acres of the real estate for a ten year term at a monthly rental rate of $1,000 per acre with annual 3% increases. The lease is a "net" lease with the Company being responsible for taxes, maintenance, insurance and utilities. The Company will use the leased property for its threaded product operations.

Our agreement with the UPRR includes their purchasing concrete ties from our Grand Island, NE facility through 2010 and our Tucson, AZ facility through 2012. While the UPRR will continue to purchase concrete ties under this agreement, total concrete ties purchased by the UPRR in 2008 will be reduced by approximately 40% from its 2007 purchase levels. While we believe that the UPRR purchasing level for concrete ties will improve beyond 2008, we have taken certain steps to mitigate the effects of this loss of business including reducing the workforce at both of our facilities as well as other efficiency efforts including extending the cure times of the concrete ties we are currently producing.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are described in Note 1 to the consolidated financial statements. The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States. When more than one accounting principle, or the method of its application, is generally accepted, management selects the principle or method that is appropriate in the Company's specific circumstance. Application of these accounting principles requires management to make estimates that affect the reported amount of assets, liabilities, revenues, and expenses, and the related disclosure of contingent assets and liabilities. The following critical accounting policies relate to the Company's more significant judgments and estimates used in the preparation of its consolidated financial statements. There can be no assurance that actual results will not differ from those estimates.

Asset impairment — The Company is required to test for asset impairment whenever events or changes in circumstances indicate that the carrying value of an asset might not be recoverable. The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144) in order to determine whether or not an asset is impaired. This statement indicates that if the sum of the future expected cash flows associated with an asset, undiscounted and without interest charges, is less than the carrying value, an asset impairment must be recognized in the financial statements. The amount of the impairment is the difference between the fair value of the asset and the carrying value of the asset. The Company believes that the accounting estimate related to an asset impairment is a "critical accounting estimate" as it is highly susceptible to change from period to period and because it requires management to make assumptions about the existence of impairment indicators and cash flows over future years. These assumptions impact the amount of an impairment, which would have an impact on the income statement.

Allowance for Bad Debts — The Company's operating segments encounter risks associated with the collection of accounts receivable. As such, the Company records a monthly provision for accounts receivable that are deemed uncollectible. In order to calculate the appropriate monthly provision, the Company reviews its accounts receivable aging and calculates an allowance through application of historic reserve factors to overdue receivables. This calculation is supplemented by specific account reviews performed by the Company's credit department. As necessary, the application of the Company's allowance rates to specific customers is reviewed and adjusted to more accurately reflect the credit risk inherent within that customer relationship. The reserve is reviewed on a monthly basis. An account receivable is written off against the allowance when management determines it is uncollectible.

The Company believes that the accounting estimate related to the allowance for bad debts is a "critical accounting estimate" because the underlying assumptions used for the allowance can change from period to period and the allowance could potentially cause a material impact to the income statement. Specific customer circumstances and general economic conditions may vary significantly from management's assumptions and may impact expected earnings. At December 31, 2007 and 2006, the Company maintained an allowance for bad debts of $1.5 million and $1.2 million, respectively.

Product Liability — The Company maintains a current liability for the repair or replacement of defective products. For certain manufactured products, an accrual is made on a monthly basis as a percentage of cost of sales. For long-term construction projects, a liability is established when the claim is known and quantifiable. The product liability accrual is periodically adjusted based on the identification or resolution of known individual product liability claims. The Company believes that this is a "critical accounting estimate" because the underlying assumptions used to calculate the liability can change from period to period. At December 31, 2007 and 2006, the product liability was $1.9 million and $1.6 million, respectively.

Slow-Moving Inventory — The Company maintains reserves for slow-moving inventory. These reserves, which are reviewed and adjusted routinely, take into account numerous factors such as quantities-on-hand versus turnover, product knowledge, and physical inventory observations. The Company believes this is a "critical accounting estimate" because the underlying assumptions used in calculating the reserve can change from period to period and could have a material impact on the income statement. At December 31, 2007 and 2006, the reserve for slow-moving inventory was $3.8 million and $2.3 million, respectively.

Revenue Recognition on Long-Term Contracts — Revenues from long-term contracts are recognized using the percentage of completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon the ratio of actual direct labor costs to estimated total direct labor costs.

As certain contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. Historically, the Company's estimates of total costs and costs to complete have reasonably approximated actual costs incurred to complete contracts. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized in the financial statements. The Company estimates the extent of progress towards completion, contract revenues and contract costs on its long-term contracts. The Company believes these estimates are "critical accounting estimates" because they require the use of judgments due to uncertainties inherent in the estimation process. As a result, actual revenues and profits could differ materially from estimates.

Pension Plans — The calculation of the Company's net periodic benefit cost (pension expense) and benefit obligation (pension liability) associated with its defined benefit pension plans (pension plans) requires the use of a number of assumptions that the Company deems to be "critical accounting estimates". Changes in these assumptions can result in a different pension expense and liability amounts, and future actual experience can differ significantly from the assumptions. The Company believes that the two most critical assumptions are the expected long-term rate of return on plan assets and the assumed discount rate.

The expected long-term rate of return reflects the average rate of earnings expected on funds invested or to be invested in the pension plans to provide for the benefits included in the pension liability. The Company establishes the expected long-term rate of return at the beginning of each fiscal year based upon information available to the Company at that time, including the plan's investment mix and the forecasted rates of return on these types of securities. Any differences between actual experience and assumed experience are deferred as an unrecognized actuarial gain or loss. The unrecognized actuarial gains or losses are amortized in accordance with SFAS No. 87, "Employers' Accounting for Pensions" (SFAS 87). The expected long-term rate of return determined by the Company for 2007 and 2006 was 7.75%. Pension expense increases as the expected long-term rate of return decreases.

The assumed discount rate reflects the current rate at which the pension benefits could effectively be settled. In estimating that rate, SFAS 87 requires that the Company looks to rates of return on high quality, fixed income investments. The Company's pension liability increases as the discount rate is reduced. Therefore, the decline in the assumed discount rate has the effect of increasing the Company's pension obligation and future pension expense. The assumed discount rate used by the Company was 6.25% and 5.75% for 2007 and 2006, respectively.

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension Plans and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)," (SFAS 158). SFAS 158 required the Company to recognize the funded status of its defined benefit plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income/(loss), net of tax. The adjustment to accumulated comprehensive income/(loss) at adoption represents the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition assets remaining from the initial adoption of SFAS 87.

Deferred Tax Assets — The recognition of deferred tax assets requires management to make judgments regarding the future realization of these assets. As prescribed by SFAS No. 109, "Accounting for Income Taxes"

(SFAS 109), valuation allowances must be provided for those deferred tax assets for which it is more likely than not (a likelihood more than 50%) that some portion or all of the deferred tax assets will not be realized. SFAS 109 requires management to evaluate positive and negative evidence regarding the recoverability of deferred tax assets. Determination of whether the positive evidence outweighs the negative and quantification of the valuation allowance requires management to make estimates and judgments of future financial results. The Company believes that these estimates and judgments are "critical accounting estimates".

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48). This Interpretation applies to all open tax positions accounted for in accordance with SFAS 109. This Interpretation is intended to result in increased relevance and comparability in financial reporting of income taxes and to provide more information about the uncertainty in income tax assets and liabilities. We adopted this interpretation on January 1, 2007.

See Note 14, "Income Taxes". The Company's ability to realize these tax benefits may affect the Company's reported income tax expense (benefit) and net income (loss).

New Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a significant effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of SFAS No. 115," (SFAS 159). SFAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting principles generally accepted in the United States. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard will not have a significant effect on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," (SFAS 141R) which replaces SFAS No. 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. The Company will adopt the provisions of this standard beginning January 1, 2009.

Results of Operations

	Three Months Ended December 31,		Twelve Months Ended December 31,		
	2007	2006	2007	2006	2005
	Dollars in thousands				
Net Sales:					
Rail Products	$ 56,802	$ 49,499	$ 260,634	$189,236	$157,765
Construction Products	49,286	56,749	211,867	180,797	147,401
Tubular Products	7,927	4,204	36,480	19,755	20,824
Total Net Sales	$ 114,015	$110,452	$ 508,981	$389,788	$325,990
Gross Profit:					
Rail Products	$ 8,714	$ 4,399	$ 32,675	$ 20,953	$ 17,504
Construction Products	9,255	9,659	36,501	28,925	17,384
Tubular Products	2,112	835	10,092	3,920	4,264
Other	(120)	(441)	(2,885)	(2,207)	(2,363)
Total Gross Profit	19,961	14,452	76,383	51,591	36,789
Expenses:					
Selling and Administrative Expenses	9,322	8,996	37,403	33,657	28,579
Interest Expense	700	975	4,031	3,390	2,472
Dividend Income	—	(247)	(9,214)	(990)	(990)
Gain on Sale of DM&E Investment	(122,885)	—	(122,885)	—	—
Interest Income	(1,175)	(3)	(1,196)	(4)	(1)
Other (Income) Expense	(226)	191	(267)	(251)	(295)
Total (Income) Expenses	(114,264)	9,912	(92,128)	35,802	29,765
Income from Continuing Operations, Before Income Taxes	134,225	4,540	168,511	15,789	7,024
Income Tax Expense	47,991	1,550	57,787	5,074	2,176
Income From Continuing Operations	86,234	2,990	110,724	10,715	4,848
Discontinued Operations:					
(Loss) Income From Discontinued Operations	(2)	(43)	(47)	3,153	714
Income Tax (Benefit) Expense	—	(19)	(16)	338	128
(Loss) Income From Discontinued Operations	(2)	(24)	(31)	2,815	586
Net Income	$ 86,232	$ 2,966	$ 110,693	$ 13,530	$ 5,434
Gross Profit%:					
Rail Products	15.3%	8.9%	12.5%	11.1%	11.1%
Construction Products	18.8%	17.0%	17.2%	16.0%	11.8%
Tubular Products	26.6%	19.9%	27.7%	19.8%	20.5%
Total Gross Profit%	17.5%	13.1%	15.0%	13.2%	11.3%

Fourth Quarter of 2007 vs. Fourth Quarter of 2006

Income from continuing operations and net income for the fourth quarter of 2007 was $86.2 million ($7.79 per diluted share) on net sales of $114.0 million. Income from continuing operations and net income for the fourth quarter of 2007 includes a pre-tax gain of $122.9 million from the sale of our investment in the DM&E railroad. This compares favorably to income from continuing operations for the fourth quarter of 2006 which was $3.0 million ($0.27 per diluted share) on net sales of $110.5 million.

Net sales increased $3.6 million, or 3.2%, compared to the prior-year quarter. Rail segment sales increased 14.8% due to our concrete railroad tie sales which increased compared to the same prior year quarter primarily due to our Tucson, AZ facility which started producing and selling concrete railroad ties in the first quarter of 2007. Last year represented a start-up year for this facility and it produced only minimal concrete railroad ties late in the fourth quarter of 2006. Our Allegheny Rail Products division also contributed to the growth with increased sales volumes and production at the Pueblo, CO and Niles, OH facilities. During the prior year quarter, our Pueblo, CO facility, where we manufacture insulated rail joints, experienced production start-up inefficiencies which were largely corrected during 2007. Lastly, our rail distribution sales increase was associated with higher volumes of scrap and reroll products sales. This increase was partially offset by a decrease in sales volumes from rail project work. Construction products' sales decreased 13.2% due mainly to reduced piling sales. In the prior year period, delivery of two large orders of flat sheet piling sales were deferred from the third quarter into the fourth quarter due to customer delays. This resulted in a large spike in piling sales during the fourth quarter of 2006. Tubular products' sales increased 88.6% compared to the fourth quarter of 2006 due to growth in both our Coated Pipe and Threaded Products divisions. The Coated Pipe division's sales growth came from continued demand from a strong energy market.

Gross profit margin increased 4.4 percentage points to 17.5% compared to last year's fourth quarter. Rail products' profit margin increased 6.4 percentage points to 15.3%. This increase was primarily attributable to increased billing margins, decreased unfavorable plant variances and decreased warranty expense at our Spokane, WA concrete tie facility. Additionally, our Transit Products division's gross profit margin increased due to product mix. Construction products' gross profit margin increased 1.8 percentage points to 18.8%. Product mix with our piling sales contributed to the increased gross profit. Tubular products' gross profit margin increased by 6.7 percentage points to 26.6% due primarily to improved volume-related efficiencies within the Coated Pipe division.

Selling and administrative expenses increased 3.6% from the same prior year period due to increases in employee related costs including benefit expenses. Interest expense decreased 28.2% due to reduced average borrowings. In connection with the sale of the DM&E Railroad, we stopped accruing dividend income and recorded a pre-tax gain of $122.9 million during the fourth quarter of 2007. The proceeds received from this sale were invested in a series of short term, tax-free mutual funds resulting in the receipt of $1.1 million of interest income during the fourth quarter of 2007. More information about the DM&E and its merger agreement with the CP can be found on page 25 of this Management's Discussion and Analysis of Financial Condition and Results of Operations. Income taxes from continuing operations in the fourth quarter were recorded at approximately 35.8% compared to 34.1% in the prior year period.

The Year 2007 Compared to the Year 2006

For the year ended December 31, 2007, income from continuing operations was $110.7 million ($10.09 per diluted share) on net sales of $509.0 million. Income from continuing operations includes the aforementioned $122.9 million pre-tax gain from the sale of our investment in the DM&E Railroad. Additionally, income from continuing operations includes $8.5 million of incremental dividend income recognized in the third quarter of 2007 when the sale of the DM&E Railroad was announced. This compares favorably to income from continuing operations of $10.7 million ($0.99 per diluted share) for 2006 on net sales of $389.8 million.

Including the pre-tax gain and dividend income related to the DM&E sale, net income for 2007 was $110.7 million ($10.09 per diluted share). Including income from discontinued operations of $2.8 million ($0.26 per diluted share), which includes a gain on the sale of the Company's former Geotechnical division of approximately $3.0 million; net income for 2006 was $13.5 million ($1.25 per diluted share).

Net sales for the year ended December 31, 2007 increased $119.2 million, or 30.6%, from the prior year. Rail segment sales increased 37.7%, or $71.4 million from the prior year, primarily as a result of increased revenues from rail distribution, which were driven mainly by new rail project work. Secondly, we produced and sold more concrete ties during 2007 than in the previous year due principally to production at our Tucson, AZ facility. Last year represented a start-up year for this facility and it produced and sold only minimal ties late in the fourth quarter of 2006. Our Grand Island, NE facility was also able to increase tie production in 2007 due to the installation of a fifth production line at the facility. Our agreement with the UPRR includes their purchasing concrete ties from our Grand Island, NE facility through 2010 and our Tucson, AZ facility through 2012. While the UPRR will continue to purchase concrete ties under this agreement, total concrete ties purchased by the UPRR in 2008 will be reduced by approximately 40% from its 2007 purchase levels. Thirdly, our Transit Products division had improved sales from a strong backlog entering 2007. SAFETEA-LU, 2005 legislation that authorized funding for transit products, led to increased transit agency spending. Finally, our ARP division benefited from increased sales at both our Pueblo, CO and Niles, OH facilities. Construction segment sales increased 17.2%, or $31.1 million from the prior year due primarily to increased piling sales as well as increased sales from concrete buildings. Our H-beam and pipe piling products drove the overall increase in piling sales, benefiting from a combination of both price increases and strong customer demand throughout 2007. These increases were partially offset by a decrease in bridge products revenues. Three large bridge jobs were completed during 2006 which had a positive impact on that period's sales. Tubular segment sales increased 84.7%, or $16.7 million, over the prior year due to increased sales volumes in both our Coated Pipe and Threaded Products divisions. The Coated Pipe division's sales increased due to a strong energy market leading to the addition of a second shift during a portion of the second quarter and all of the third quarter of 2007 at our Birmingham, AL facility. Our Threaded Products division has benefited from its entrance into the micropile market and providing limited service to the oil country tubular goods market, both of which have added volume to our Langfield, TX facility. We anticipate strength in all three of our business segments; we do not, however, provide assurances that the rate of growth or sales levels will remain at these levels during 2008.

Our 2007 gross margin percentage increased 1.8 percentage points to 15.0% compared to 13.2% in 2006. Rail products' gross margin percentage increased to 12.5%, an increase of 1.4 percentage points over the prior year period. Increased plant efficiencies at our Spokane, WA facility and a full year of production at our Tucson, AZ tie facility contributed to the margin expansion. Construction products' gross margin percentage increased 1.2 percentage points to 17.2% from the year earlier period as a result of improved performance across all product lines except concrete buildings. Our Spokane, WA facility experienced high employee turnover leading to an inexperienced workforce that contributed to higher unfavorable plant variances at this facility. Tubular products' gross margin percentage increased to 27.7% from 19.8% in 2006, an increase of 7.9 percentage points, due to improved billing margins within both divisions and improved volume-related efficiencies within our Coated Pipe division.

Selling and administrative expenses increased $3.7 million or 11.1% over the prior year comparable period due to increases in employee related costs and benefit expenses including incentive compensation. Interest expense increased $0.6 million, or 18.9%, due to increased average borrowings during the first half of the year. We were able to reduce outstanding borrowings during the second half of 2007 as a result of generating strong positive cash flows from operations. At the announcement of the sale of the DM&E railroad, we recognized $8.5 million of previously unrecognized dividend income due from the DM&E. This increase was offset by the loss of $0.2 million in dividend income which would have been recognized during the fourth quarter of 2007. In connection with the sale of the DM&E Railroad, we recorded a pre-tax gain of $122.9 million. We invested the proceeds received from this sale in a series of short term, tax-free mutual funds resulting in the receipt of $1.1 million of interest income during the fourth quarter. More information about the DM&E and its merger agreement with the CP can be found on page 25 of this Management's Discussion and Analysis of Financial Condition and Results of Operations. The 2007 income tax provision from continuing operations was 34.3% compared to 32.1% for 2006. The lower rate in the prior year resulted from a release of valuation allowances. See Note 14, "Income Taxes".

The Year 2006 Compared to the Year 2005

For the year ended December 31, 2006, income from continuing operations was $10.7 million ($0.99 per diluted share) on net sales of $389.8 million. This compares favorably to income from continuing operations of $4.8 million ($0.46 per diluted share) for 2005 on net sales of $326.0 million.

Including income from discontinued operations of $2.8 million ($0.26 per diluted share), which includes a gain on the sale of the Company's former Geotechnical division of approximately $3.0 million, net income for the year ended December 31, 2006 was $13.5 million ($1.25 per diluted share). During the same period in 2005, the Company had net income of $5.4 million ($0.52 per diluted share) which included income from discontinued operations of $0.6 million ($0.06 per diluted share).

Net sales for the year ended December 31, 2006 increased $63.8 million, or 19.6%, from the prior year. Rail segment sales increased 19.9%, or $31.5 million from the prior year, primarily as a result of increased revenues from concrete railroad ties, rail distribution and transit products. Construction segment sales increased 22.7%, or $33.4 million from the prior year due primarily to the previously mentioned steel sheet piling sales increase as well as increased sales from concrete buildings and fabricated products. The increase in steel sheet piling sales in 2006 is due to improved availability as well as increased sales and marketing efforts. Tubular segment sales decreased 5.1%, or $1.1 million, over the prior year due to lower coated pipe volumes.

The Company's 2006 gross margin percentage increased 1.9 percentage points to 13.2% compared to 11.3% in 2005. This improvement was due primarily to increased billing margins and to a lesser extent a $0.6 million reduction in LIFO expense. Rail products' gross margin percentage remained consistent at 11.1% with the prior year period. Construction products' gross margin percentage increased to 16.0%, an increase of 4.2 percentage points from the year earlier period as a result of improved performance across all product lines. Tubular products' gross margin percentage decreased 0.7 percentage points to 19.8% from 20.5% due to lower coated pipe margins.

Selling and administrative expenses increased $5.1 million, or 17.8%, compared to the prior year due primarily to employee related costs including incentive compensation. Interest expense rose $0.9 million, or 37.1% in 2006 due to increased borrowings and increased interest rates. The 2006 income tax provision from continuing operations for the Company was 32.1% compared to 31.0% for 2005. See Note 14, "Income Taxes".

Liquidity and Capital Resources

The following table sets forth L.B. Foster's capitalization:

	December 31,	
	2007	2006
	In millions	
Debt:		
Revolving Credit Facility	$ —	$ 39.2
Term Loan, due May 2011	19.0	—
Capital Leases and Interim Lease Financing	12.1	15.7
Other (primarily revenue bonds)	3.1	3.2
Total Debt	34.2	58.1
Equity	213.8	98.0
Total Capitalization	$248.0	$156.1

Working capital increased $109.8 million to $200.6 million at December 31, 2007 compared to $90.8 million at December 31, 2006. Cash and cash equivalents increased $119.8 million due to the $148.8 million we received in connection with the sale of our investment in the DM&E consummated in October 2007. We made estimated tax payments of approximately $44.0 million in the fourth quarter of 2007.

The Company's liquidity needs arise from seasonal working capital requirements, capital expenditures, acquisitions and debt service obligations.

The following table summarizes the impact of these items during the past three years:

	December 31, 2007	2006	2005
	In millions		
Liquidity needs:			
Working capital and other assets and liabilities	$ 2.6	$(27.7)	$(17.5)
Capital expenditures, net of asset sales	(5.2)	(16.9)	(10.5)
Scheduled repayments of long-term debt	(1.0)	—	—
Scheduled repayments of other long-term debt	(3.1)	(2.1)	(0.7)
Cash interest paid	(4.0)	(3.4)	(2.2)
Net liquidity requirements	(10.7)	(50.1)	(30.9)
Liquidity sources:			
Internally generated cash flows before interest paid	40.3	16.1	12.3
Proceeds from the sale of DM&E investment	148.8	—	—
Income taxes paid on DM&E gains	(44.0)	—	—
Credit facility activity	(39.2)	18.3	6.7
Term loan, due May 2011	20.0	—	—
Equity transactions	5.3	4.0	1.0
Discontinued operations	—	6.7	3.2
Other	(0.7)	4.7	9.0
Net liquidity sources	130.5	49.8	32.2
Net Change in Cash	$119.8	$ (0.3)	$ 1.3

Capital expenditures, net of asset sales in 2007 were $5.2 million compared to $16.9 million and $10.5 million in 2006 and 2005, respectively. Spending in 2007 was for the installation of a fifth line at our Grand Island, NE facility, maintenance capital and additional small amounts of other facilities improvement spending. Spending in 2006 was primarily for ongoing construction of new facilities in Tucson, AZ and Pueblo, CO. Spending in 2005 represents the beginning of the construction for the new concrete tie facility in Tucson, AZ, and the upgrade of another facility in Grand Island, NE. The amount of capital spending in 2008 is expected to be approximately $8.0 million and funded by cash flow from operations.

We routinely review our portfolio of businesses and contemplate potential acquisitions and dispositions from time to time. In connection with the merger agreement announced by the DM&E in September 2007, we received $148.8 million in October 2007. Of this amount, approximately $9.0 million represented a return of principal, approximately $16.9 million represented dividends and we recorded a pre-tax gain of approximately $122.9 million, net of the fully reserved $2.1 million being held in escrow, during the fourth quarter of 2007. We accrued approximately $45.6 million of income taxes related to the proceeds from the sale of our investment in the DM&E. We are currently assessing a number of options for the use of these funds, including, but not limited to, debt reduction, strategic acquisitions, organic reinvestment in the existing business, share repurchases and other general corporate purchases. We currently have these funds invested in short-term, tax free mutual funds.

We have a revolving credit agreement which expires in May 2011 and provides for up to $90.0 million in borrowings to support our working capital and other liquidity requirements. Borrowings under this agreement are secured by substantially all the trade receivables and inventory owned by us, and are limited to 85% of eligible receivables and 60% of eligible inventory. Additionally, the revolving credit agreement provided for a $20.0 million term loan that was immediately applied to pay down existing drawings on the revolving credit facility. If average availability should fall below $10.0 million over a 30-day period, the loans become immediately secured by a lien on the Company's equipment that is not encumbered by other liens.

Borrowings under the credit facility bear interest at interest rates based upon either the base rate or LIBOR plus or minus applicable margins. Prior to February 2007, the base rate was equal to the higher of (a) PNC Bank's base commercial lending rate or (b) the Federal Funds Rate plus .50%. The base rate spread ranged from a minus 1.00% to a plus 0.50%, and the LIBOR spread ranged from 1.50% to 2.50%. Effective in February 2007, under the third amendment to the credit facility, for borrowings under the revolving credit facility the base rate spread is fixed at minus 1.00% and the LIBOR spread is fixed at plus 1.25%. The term loan base rate spread is fixed at minus 0.75% and the LIBOR spread is fixed at plus 1.50%. Under the credit agreement, we maintain dominion over our cash at all times, as long as excess availability stays over $5.0 million and there is no uncured event of default.

There were no revolving credit facility borrowings at December 31, 2007, a decrease of $39.2 million from December 31, 2006. At December 31, 2007, remaining available borrowings under this facility were approximately $74.8 million. The outstanding amount of the term loan at December 31, 2007 was approximately $19.0 million of which approximately $16.2 million was classified as noncurrent. Outstanding letters of credit at December 31, 2007 were approximately $3.3 million. The letters of credit have expiration dates ranging from March 2008 to May 2010. Management believes its internal and external sources of funds are adequate to meet anticipated needs for the foreseeable future.

The credit agreement includes financial covenants requiring a minimum level for the fixed charge coverage ratio and a maximum level for consolidated capital expenditures; however, expenditures up to $20.0 million for plant construction and refurbishment related to our concrete tie supply agreement were excluded from these covenants. The credit agreement also includes a minimum net worth covenant and restricts certain investments, indebtedness, and the sale of certain assets. As of December 31, 2007 we were in compliance with all the credit agreement's covenants.

Tabular Disclosure of Contractual Obligations

A summary of the Company's required payments under financial instruments and other commitments are presented in the following table:

	Total	Less than 1 Year	1-3 Years	4-5 Years	More than 5 Years
			(In thousands)		
Contractual Cash Obligations					
Long-term borrowings(1)	$22,137	$ 3,058	$ 6,029	$10,799	$2,251
Interest on long-term borrowings(1)	2,318	179	712	1,278	149
Capital leases(2)	12,110	3,133	6,189	2,788	—
Interest on capital leases(2)	1,830	756	865	209	—
Operating leases	10,862	1,953	3,357	2,634	2,918
Purchase obligations not reflected in the financial statements	17,341	17,341	—	—	—
Total contractual cash obligations	$66,598	$26,420	$17,152	$17,708	$5,318
Other Financial Commitments					
Standby letters of credit	$ 3,267	$ 2,662	$ 605	$ —	$ —

(1) Borrowings of $19.0 million under the amended credit agreement are payable in installments from 2007 through 2011, with a balloon payment due in 2011. Interest on these borrowings is LIBOR plus 1.50%, currently 5.90%, and is payable monthly. The $2.0 million Massachusetts Industrial Revenue Bond matures in March 2013. Interest on this bond is payable monthly and was calculated using the interest rate at December 31, 2007 of 3.84%. The Citizens Asset Finance Mortgage of $0.6 million is payable in installments from 2007 through 2011, with a balloon payment due in 2011. Interest on this mortgage is fixed at 7.01% and is payable monthly. The Pennsylvania Economic Development Financing Authority Tax Exempt Pooled Bond of $0.3 million is payable in installments from 2007 through 2021. Interest was calculated using the interest rate of 3.78% at December 31, 2007 and is payable monthly. The $0.1 million Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan is payable in installments through 2009. Interest on this loan is fixed at 3.75% and is payable monthly.

(2) Capital lease obligations are payable in installments through 2012 and have interest rates, payable monthly, ranging from 5.58% to 13.62%.

Other long-term liabilities include items such as income taxes which are not contractual obligations by nature. The Company can not estimate the settlement years for these items and has excluded them from the above table.

Off Balance Sheet Arrangements

The Company's off-balance sheet arrangements include the operating leases, purchase obligations and standby letters of credit disclosed in the "Liquidity and Capital Resources" section in the contractual obligations table. These arrangements provide the Company with increased flexibility relative to the utilization and investment of cash resources.

Dakota, Minnesota & Eastern Railroad

Overview

The Company maintained a significant investment in the Dakota, Minnesota & Eastern Railroad Corporation (DM&E), a privately held, regional railroad, which controlled over 2,500 miles of track in eight states. In September 2007, the DM&E announced it had entered into an Agreement and Plan of Merger under which an indirect, wholly owned subsidiary of the Canadian Pacific Railway Limited (CP) would be merged in the DM&E, with the DM&E being the surviving corporation. In October 2007, this merger was consummated.

Summary of Historical Ownership

At December 31, 2006, the Company's investment was comprised of $0.2 million of DM&E common stock, $1.5 million of Series B Preferred Stock and warrants, $6.0 million of Series C Preferred Stock and warrants, $0.8 million of Preferred Series C-1 Stock and warrants, and $0.5 million of Series D Preferred Stock and warrants. In addition, the Company had a receivable, recorded within Investments on the Company's consolidated balance sheet, for accrued dividend income on Preferred Stock of approximately $7.7 million. The Company owned, including the Company's warrants, approximately 12.3% of the DM&E's common stock, on a diluted basis. Dividend income was approximately $1.0 million for each year ended December 31, 2006 and 2005.

In December 1998, in conjunction with the issuance of Series C Preferred Stock and warrants, the DM&E ceased paying dividends on the Series B shares. The terms of the Series B Preferred Stock state in the event that regular dividends were not paid timely, dividends accrued at an accelerated rate until those dividends were paid. In addition, penalty interest accrued and compounded annually until such dividends were paid. Subsequent issuances of Series C, C-1, and D Preferred Stock had all assumed distribution priority over the previous series, with series D not redeemable until 2008. As subsequent preferred series were issued and prior to the announcement of the merger between the DM&E and the CP, the Company, based on its own estimate of future cash flows and other factor's impacting the DM&E's ability to pay dividends and the estimated timing of those payments, recorded only a portion of the full amount due on all preferred series given the delay in anticipated realization of the asset and the priority of redemption of the various issuances. The amount of dividend income not recorded was approximately $7.0 million at December 31, 2006.

Summary of DM&E Project Milestones

In June 1997, the DM&E announced its plan to build an extension from the DM&E's existing line into the low sulfur coal market of the Powder River Basin in Wyoming and to rebuild approximately 600 miles of its existing track (Project). The estimated cost of this project was expected to be in excess of $2.0 billion. The Surface Transportation Board (STB) approved the Project in January 2002. In October 2003, however, the 8th U.S. Circuit Court of Appeals remanded the matter to the STB and instructed the STB to address, in its environmental impact statement, the Project's effects on air quality, noise and vibration, and preservation of historic sites. On January 30, 2004, the 8th U.S. Circuit Court of Appeals denied petitions seeking a rehearing of the case. On April 15, 2005, the STB issued a draft Supplemental Environmental Impact Statement (SEIS) on the Project. On February 13, 2006, after reviewing public comments on the SEIS, the STB made its final decision, approving the Project. In April 2006, several opponents to the Project appealed the STB's final decision to the 8th U.S. Circuit Court of Appeals. On December 29, 2006, the 8th U.S. Circuit Court of Appeals upheld the STB's decision to grant final approval for the Project.

In December 2003, the DM&E received a Railroad Rehabilitation and Improvement Financing (RRIF) Loan in the amount of $233.0 million from the Federal Railroad Administration (FRA). Funding provided by the 25-year loan was used to refinance debt and upgrade infrastructure along parts of its existing route.

In November, 2005, the DM&E announced that it has applied to the FRA for a RRIF loan totaling approximately $2.5 billion to build and/or rehabilitate approximately 1,300 miles of railroad in four states. The loan package was intended to fund four separate projects, including a 900-mile project which encompasses the Project. Various groups had indicated their opposition to the DM&E's application for this FRA loan.

On January 31, 2007, the FRA announced that it had determined that the Project had met the requirements of the federal environmental review process. The release of the FRA's final environmental review, known as a Record of Decision, marked the start of a 90-day clock within which the agency had to approve or disapprove the DM&E loan application.

On February 26, 2007, the FRA announced that it had denied the DM&E's loan application for the Project due to the FRA's opinion that there was an unacceptable degree of risk concerning the DM&E's ability to repay the loan.

Summary of Merger Agreement

Under the terms of the merger agreement announced in September 2007 between the DM&E and the CP and finalized in October 2007, the DM&E's current preferred stock, common stock and warrants to purchase common stock were redeemed or cancelled in exchange for: (a) cash on the closing date; and (b) with respect to the common stock and warrants, future contingent payments based on (i) construction commencing on the Powder River Basin Expansion Project (PRB); and (ii) certain PRB tonnage thresholds being surpassed.

As a result of the merger agreement, the Company recognized previously unrecorded incremental dividend income of approximately $8.5 million in September 2007. Dividend income for the year ended December 31, 2007 was approximately $9.2 million.

In October 2007, this merger was consummated. In exchange for our DM&E preferred stock, warrants, common stock and accrued dividend income receivable, we received approximately $148.8 million. Of this amount, approximately $9.0 million represented a return of principal, approximately $16.9 million represented dividends and approximately $122.9 million represented the gain on investment which was recorded at closing. The pre-tax gain is net of the fully reserved approximately $2.1 million being held in escrow, until completion of all post-closing transactions, to secure certain of the DM&E's obligations.

CP also is obligated to pay the DM&E's former equity holders an aggregate of $350.0 million, plus interest at 5% per annum, if the CP commences construction of the PRB expansion prior to December 31, 2025. We should receive, prior to expenses and any offsets, approximately 12¼% of this construction milestone payment, if any such payment is made.

Additionally, CP shall cause the equity holders to receive certain payments not to exceed $707.0 million if CP attains milestones, as set forth in the table below, related to PRB coal tonnage thresholds prior to December 31, 2025. Our share of any of these individual future coal milestone payments, if any such payments are made, prior to expenses and any offsets, is approximately 12¼%.

Tonnage Condition	Coal Milestone Payment
At least 40 million tons in any calendar year	$58,000,000 plus an inflation adjustment from the Closing Date at a rate of 2%, compounded annually (the "First Milestone Payment")
At least 50 million tons in any calendar year	$60,000,000 plus an inflation adjustment from the Closing Date at a rate of 2%, compounded annually (the "Second Milestone Payment")
At least 60 million tons in any calendar year	$100,000,000 plus an inflation adjustment from the Closing Date at a rate of 2%, compounded annually (the "Third Milestone Payment")
At least 75 million tons in any calendar year	$164,000,000 plus an inflation adjustment from the Closing Date at a rate of 2%, compounded annually (the "Fourth Milestone Payment")
At least 100 million tons in any calendar year	$175,000,000 plus an inflation adjustment from the Closing Date at a rate of 2%, compounded annually (the "Fifth Milestone Payment")
At least 125 million tons in any calendar year	$150,000,000 plus an inflation adjustment from the Closing Date at a rate of 2%, compounded annually (the "Sixth Milestone Payment")

CP has stated that it may take several years for it to determine whether to construct the PRB expansion.

Outlook

Our CXT Rail and ARP divisions are dependent on the Union Pacific Railroad (UPRR) for a significant portion of their business. Subsequent to the January 2005 execution of a concrete tie supply agreement with UPRR, we installed new tie-manufacturing equipment at our Grand Island, NE facility and commenced production of concrete ties in September 2005. During the fourth quarter of 2007, the refurbished Grand Island, NE facility has been producing concrete ties at a rate 50% above the maximum capacity of the old facility. In addition to upgrading the Grand Island facility, we have completed a new concrete railroad tie manufacturing facility in Tucson, AZ. Despite construction delays attributable to permitting and other operational issues, the facility started tie production in the fourth quarter of 2006, with meaningful production beginning in the first quarter of 2007. During the second quarter of 2007, production at the facility had been hampered by employee turnover caused by the emergence of higher paying new businesses in the Tucson, AZ area. Including the Tucson, AZ facility, the Company produced 45% more concrete railroad ties over the prior year fourth quarter. Excluding the Tucson, AZ operations, concrete tie production has increased approximately 18% in the fourth quarter of 2007 compared to the prior year period.

Our agreement with the UPRR includes their purchasing concrete ties from our Grand Island, NE facility through 2010 and our Tucson, AZ facility through 2012. While the UPRR will continue to purchase concrete ties under this agreement, total concrete ties purchased by the UPRR in 2008 will be reduced by approximately 40% from its 2007 purchase levels. While we believe that the UPRR purchasing level for concrete ties will improve beyond 2008, we have taken certain steps to mitigate this loss of business including reducing the workforce at both of our facilities as well as other efficiency efforts including extending the cure times of the concrete ties we are currently producing.

Certain of our operating groups sold, from time to time, to the DM&E railroad and construction related materials. As a result of the merger agreement, certain of this business may be provided to the DM&E directly from other suppliers through existing CP relationships. The total amount of revenues associated for the years ended December 31, 2007, 2006 and 2005 was approximately $18.7 million, $17.2 million, and $9.5 million, respectively. While these revenues generated lower than typical gross profit margins, the Company may not be able to successfully mitigate the impact of this potential loss of business.

Our primary customer for track panels produced at our Pueblo, CO facility is not renewing its contract. The total amount of revenues associated with this customer for the years ended December 31, 2007, 2006 and 2005 was approximately $12.0 million, $10.5 million, and $13.3 million, respectively. We do not believe that the loss of this customer will have a material, adverse impact on our results of operations or our liquidity. We expect that substantially all remaining inventory and plant equipment at this location will be utilized by other operating groups within the Company.

In connection with the ratification of the new collective bargaining agreement with our Spokane, WA workforce, the Company should be able to hire and retain better qualified employees and be more competitive in the marketplace. A more qualified and experienced workforce should, over time, reduce the prolonged production times which have had a negative impact on the financial results of this operation.

Although backlog is not necessarily indicative of future operating results, total Company backlog at December 31, 2007 was approximately $138.3 million. The following table provides the backlog by business segment:

	December 31,		
	2007	2006	2005
		In thousands	
Backlog:			
Rail Products	$ 61,597	$ 64,113	$ 56,567
Construction Products	70,342	66,145	42,156
Tubular Products	6,375	11,092	1,514
Total Backlog	$138,314	$141,350	$100,237

Construction segment backlog presented in the above table excludes backlog related to the Company's former Geotechnical division, which was classified as a discontinued operation in 2006. There was no backlog related to this division at December 31, 2007 or 2006. Backlog related to this division in 2005 was $29.2 million.

We continue to evaluate the performance of our various operations. A decision to sell, down-size or terminate an existing operation could have a material adverse effect on near-term earnings but would not be expected to have a material adverse effect on the financial condition of the Company.

Forward-Looking Statements

Statements relating to the value of the Company's share of potential future contingent payments related to the DM&E merger agreement with CP are forward-looking statements and are subject to numerous contingencies and risk factors. The CP has stated that it may take several years for it to determine whether to construct the PRB expansion.

Failure to successfully implement an efficient manufacturing operation at either of our new facilities in Tucson, AZ or Pueblo, CO in a cost effective manner would make it difficult for us to earn an appropriate return on our investments. Our businesses could be affected adversely by significant increases in the price of steel, concrete, and other raw materials or the availability of existing and new piling and rail products. Our operating results may also be affected negatively by adverse weather conditions.

A substantial portion of our operations are heavily dependent on governmental funding of infrastructure projects. Many of these projects have "Buy America" or "Buy American" provisions. Significant changes in the level of government funding of these projects could have a favorable or unfavorable impact on our operating results. Additionally, government actions concerning "Buy America" provisions, taxation, tariffs, the environment, or other matters could impact our operating results.

A significant portion of our Construction segment net sales and profits were related to the purchase and resale of products procured from Chaparral Steel Company, previously our primary supplier of steel sheet piling and bearing pile. In September 2007, Chaparral finalized its agreement to be acquired by Gerdau Ameristeel Corporation. If we are unable to continue to distribute the products of Gerdau Ameristeel Corporation, our results of operations and liquidity could be adversely affected. The Company does not believe there will be an effect on our existing relationship.

We caution readers that various factors could cause our actual results to differ materially from those indicated by forward-looking statements made from time to time in news releases, reports, proxy statements, registration statements and other written communications (including the preceding sections of this Management's Discussion and Analysis), as well as oral statements, such as references made to our future profitability, made from time to time by our representatives. For a discussion of some of the specific risk factors that may cause such differences, see Note 1 to the Consolidated Financial Statements, and the disclosures under Market Risks, and Form 10-K, Part I, Item 1A.

Except for historical information, matters discussed in such oral and written communications are forward-looking statements that involve risks and uncertainties, including but not limited to general business conditions, the availability of material from major suppliers, labor disputes, the impact of competition, the seasonality of our business, the adequacy of internal and external sources of funds to meet financing needs, our ability to curb our working capital requirements, taxes, inflation and governmental regulations. Sentences containing words such as "believes," "intends," "anticipates," "expects," or "will" generally should be considered forward-looking statements.

/s/ David J. Russo

David J. Russo
Senior Vice President,
Chief Financial Officer,
and Treasurer

/s/ Linda K. Patterson

Linda K. Patterson
Controller

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The Company does not purchase or hold any derivative financial instruments for trading purposes. The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. The Company's primary source of variable-rate debt comes from its revolving credit agreement. In conjunction with the Company's debt refinancing in 2002, the Company discontinued cash flow hedge accounting treatment for its interest rate collars and has applied mark-to-market accounting prospectively.

During 2005, the Company had one LIBOR-based interest rate collar agreement remaining. This agreement, which became effective in March 2001 and expired in March 2006, had a notional value of $15.0 million, a maximum annual interest rate of 5.60% and a minimum annual interest rate of 5.00%. On March 6, 2005, the counterparty to the agreement exercised its option to convert the collar to a one-year, fixed-rate instrument with interest payable at an annual rate of 5.49%.

With the debt refinancing in 2002, the collar agreements were not deemed to be an effective hedge of the new credit facility in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). However, the Company retained these instruments as protection against interest rate risk associated with the new credit agreement and the Company recorded the mark-to-market adjustments on these instruments in its consolidated statements of operations. The remaining interest rate collar expired in March 2006. For the year ended December 31, 2006 and 2005, the Company recognized income of $29,000 and $0.4 million, respectively, to adjust these instruments to fair value.

At contract inception, the Company designates its derivative instruments as hedges. The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

The Company is not subject to significant exposures to changes in foreign currency exchange rates. The Company will, however, manage its exposure to changes in foreign currency exchange rates on firm sale and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions.

During 2004, the Company entered into commitments to sell Canadian funds based on the anticipated receipt of Canadian funds from the sale of certain rail through March 2006. During the fourth quarter of 2004, the Company determined that the receipt of Canadian funds would not coincide with the sale commitments and the Company recorded a $0.2 million loss to record these commitments at market. The remaining Canadian sell commitment was executed on September 30, 2005 at a loss of $0.1 million. During 2005, the Company recognized income of $0.1 million to adjust these commitments to fair value.

During 2006, the Company entered into commitments to sell Canadian funds based on the anticipated receipt of Canadian funds from the sale of certain rail commencing in the second quarter of 2007 through the third quarter of 2008. The fair value of these instruments was a liability of $0.2 million and an asset of $0.1 million as of December 31, 2007 and 2006, respectively. The liability is recorded in "Other Accrued Liabilities." The current portion of the asset is recorded in "Other Current Assets" and the noncurrent portion is recorded in "Other Assets." During 2007, three of these Canadian sell commitments were executed at a loss of $34,000.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
L. B. Foster Company

We have audited the accompanying consolidated balance sheets of L. B. Foster Company and Subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of L. B. Foster Company and Subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109,* and effective January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), *Share-Based Payment.* As discussed in Note 16 to the consolidated financial statements, effective December 31, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R).*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of L. B. Foster Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 6, 2008, expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Pittsburgh, Pennsylvania
March 6, 2008

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
L. B. Foster Company

We have audited L.B. Foster Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). L. B. Foster Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting in the accompanying Management's Report on Internal Control over Financial Reporting appearing in Item 9A Controls and Procedures. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, L. B. Foster Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of L. B. Foster Company and Subsidiaries, as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2007 and our report dated March 6, 2008 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Ernst & Young LLP

Pittsburgh, Pennsylvania
March 6, 2008

L. B. FOSTER COMPANY AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2007 AND 2006

	2007	2006
	In thousands	
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$121,097	$ 1,309
Accounts receivable — net	53,610	61,550
Inventories — net	102,447	99,803
Current deferred tax assets	3,615	2,653
Other current assets	1,131	1,133
Property held for resale	2,497	—
Prepaid income tax	—	836
Total Current Assets	284,397	167,284
PROPERTY, PLANT AND EQUIPMENT — NET	44,136	49,919
OTHER ASSETS:		
Goodwill	350	350
Other intangibles — net	50	62
Investments	—	16,676
Deferred tax assets	1,411	1,149
Other assets	428	393
Total Other Assets	2,239	18,630
TOTAL ASSETS	$330,772	$235,833

	2007	2006
	In thousands, except share data	
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ 6,191	$ 3,105
Short-term borrowings	—	726
Accounts payable — trade	53,489	57,446
Accrued payroll and employee benefits	11,490	6,892
Current deferred tax liabilities	3,541	3,203
Other accrued liabilities	8,841	4,833
Current liabilities of discontinued operations	200	235
Total Current Liabilities	83,752	76,440
LONG-TERM DEBT, REVOLVING CREDIT FACILITY	—	39,161
LONG-TERM DEBT, TERM LOAN	16,190	—
OTHER LONG-TERM DEBT	11,866	15,112
DEFERRED TAX LIABILITIES	1,638	1,853
OTHER LONG-TERM LIABILITIES	3,500	5,234
COMMITMENTS AND CONTINGENT LIABILITIES (Note 17)		
STOCKHOLDERS' EQUITY:		
Common stock, issued 10,915,045 shares in 2007 and 10,538,495 shares in 2006	109	105
Paid-in capital	45,147	39,696
Retained earnings	169,314	58,843
Accumlated other comprehensive loss	(744)	(611)
Total Stockholders' Equity	213,826	98,033
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$330,772	$235,833

See Notes to Consolidated Financial Statements.

L. B. FOSTER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
	In thousands, except per share data		
NET SALES	$ 508,981	$389,788	$325,990
COSTS AND EXPENSES:			
Cost of goods sold	432,598	338,197	289,201
Selling and administrative expenses	37,403	33,657	28,579
Interest expense — net of capitalized interest of $32 in 2007, $501 in 2006 and $152 in 2005	4,031	3,390	2,472
Dividend income	(9,214)	(990)	(990)
Gain on sale of DM&E investment	(122,885)	—	—
Interest income	(1,196)	(4)	(1)
Other income	(267)	(251)	(295)
	340,470	373,999	318,966
INCOME FROM CONTINUING OPERATIONS, BEFORE INCOME TAXES	168,511	15,789	7,024
INCOME TAX EXPENSE	57,787	5,074	2,176
INCOME FROM CONTINUING OPERATIONS	110,724	10,715	4,848
DISCONTINUED OPERATIONS:			
(LOSS) INCOME FROM DISCONTINUED OPERATIONS, BEFORE INCOME TAXES	(47)	3,153	714
INCOME TAX (BENEFIT) EXPENSE	(16)	338	128
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	(31)	2,815	586
NET INCOME	$ 110,693	$ 13,530	$ 5,434
BASIC EARNINGS PER COMMON SHARE:			
FROM CONTINUING OPERATIONS	$ 10.39	$ 1.03	$ 0.48
FROM DISCONTINUED OPERATIONS	(0.00)	0.27	0.06
BASIC EARNINGS PER COMMON SHARE	$ 10.39	$ 1.30	$ 0.54
DILUTED EARNINGS PER COMMON SHARE:			
FROM CONTINUING OPERATIONS	$ 10.09	$ 0.99	$ 0.46
FROM DISCONTINUED OPERATIONS	(0.00)	0.26	0.06
DILUTED EARNINGS PER COMMON SHARE	$ 10.09	$ 1.25	$ 0.52

See Notes to Consolidated Financial Statements.

L. B. FOSTER COMPANY AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE YEARS ENDED DECEMBER 31, 2007

	2007	2006	2005
		In thousands	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Income from continuing operations	$ 110,724	$ 10,715	$ 4,848
Adjustments to reconcile net income to net cash used by operating activities:			
Gain on sale of DM&E investment	(122,885)	—	—
Deferred income taxes	(1,102)	(2,245)	1,318
Stock option tax benefit	—	—	257
Excess tax benefit from share-based compensation	(3,145)	(2,088)	—
Depreciation and amortization	8,622	6,144	4,771
Loss (gain) on sale of property, plant and equipment	33	(45)	(182)
Stock-based compensation	115	202	—
Unrealized gain on derivative mark-to-market	(34)	(29)	(579)
Change in operating assets and liabilities:			
Accounts receivable	7,940	(16,109)	(9,153)
Inventories	(2,644)	(32,759)	(26,822)
Other current assets	(93)	(334)	83
Prepaid income taxes	3,981	1,834	211
Other noncurrent assets	(9,202)	(1,182)	(1,110)
Accounts payable — trade	(3,957)	16,359	14,344
Accrued payroll and employee benefits	4,598	1,017	2,567
Other current liabilities	3,968	1,055	2,044
Other liabilities	(1,977)	2,429	370
Net Cash Used by Continuing Operations	(5,058)	(15,036)	(7,033)
Net Cash (Used) Provided by Discontinued Operations	(66)	1,381	3,180
Net Cash Used by Operating Activities	(5,124)	(13,655)	(3,853)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from the sale of property, plant and equipment	18	133	4,541
Proceeds from the sale of DM&E investment	148,775	—	—
Capital expenditures on property, plant and equipment	(5,263)	(17,010)	(15,061)
Net Cash Provided (Used) by Continuing Investing Activities	143,530	(16,877)	(10,520)
Net Cash Provided by Discontinued Investing Activities	—	5,330	—
Net Cash Provided (Used) by Investing Activities	143,530	(11,547)	(10,520)
CASH FLOWS FROM FINANCING ACTIVITIES:			
(Repayments) proceeds of revolving credit agreement borrowings	(39,161)	18,313	6,736
Proceeds from long-term debt, term loan	20,000	—	—
Repayments of long-term debt, term loan	(953)	—	—
(Repayments) proceeds from short-term borrowings	(726)	(5,395)	4,708
Proceeds from exercise of stock options and stock awards	2,195	1,937	738
Excess tax benefit from share-based compensation	3,145	2,088	—
(Repayments) proceeds of other long-term debt	(3,118)	7,972	3,507
Net Cash (Used) Provided by Financing Activities	(18,618)	24,915	15,689
Net Increase (Decrease) in Cash and Cash Equivalents	119,788	(287)	1,316
Cash and Cash Equivalents at Beginning of Year	1,309	1,596	280
Cash and Cash Equivalents at End of Year	$ 121,097	$ 1,309	$ 1,596
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Interest Paid	$ 3,977	$ 3,429	$ 2,190
Income Taxes Paid	$ 51,439	$ 5,934	$ 13

During 2007, 2006 and 2005 the Company financed certain capital expenditures totaling $101,000, $298,000 and $3,981,000 respectively, through the execution of capital leases.

See Notes to Consolidated Financial Statements.

L. B. Foster Company and Subsidiaries

Consolidated Statements of Stockholders' Equity for the Three Years Ended December 31, 2007

	Common Stock	Paid-in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
	In thousands, except share and per share data					
Balance, January 1, 2005	$102	$35,131	$ 39,879	$(654)	$(715)	$ 73,743
Net income			5,434			5,434
Other comprehensive (loss) income net of tax:						
Minimum pension liability adjustment					(183)	(183)
Comprehensive income						5,251
Issuance of 144,725 Common shares, net of forfeitures		467		528		995
Balance, December 31, 2005	102	35,598	45,313	(126)	(898)	79,989
Net income			13,530			13,530
Other comprehensive (loss) income net of tax:						
Pension liability adjustment					192	192
Unrealized derivative gain on cash flow hedges					95	95
Comprehensive income						13,817
Issuance of 348,750 Common shares, net of forfeitures	3	4,098		126		4,227
Balance, December 31, 2006	105	39,696	58,843	—	(611)	98,033
Net income			110,693			110,693
Other comprehensive (loss) income net of tax:						
Pension liability adjustment					72	72
Unrealized derivative loss on cash flow hedges					(205)	(205)
Comprehensive income						110,560
Adjustment to initally adopt FASB Interpretation No. 48			(222)			(222)
Issuance of 376,550 Common shares, net of forfeitures	4	5,451				5,455
Balance, December 31, 2007	$109	$45,147	$169,314	$ —	$(744)	$213,826

See Notes to Consolidated Financial Statements.

Note 1.

Summary of Significant Accounting Policies

Basis of financial statement presentation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant inter-company transactions have been eliminated. The term "Company" refers to L. B. Foster Company and its subsidiaries, as the context requires.

Cash and cash equivalents

The Company considers cash and other instruments with maturities of three months or less, when purchased, to be cash and cash equivalents.

Cash equivalents principally consist of investments in money market funds at December 31, 2007. The Company invests available funds in a manner to maximize returns, preserve investment principle and maintain liquidity while seeking the highest yield available.

The following table summarizes the Company's investment in money market funds at December 31, 2007:

	Cost	Fair Value
	In thousands	
Morgan Stanley Liquidity Fund	$ 31,523	$ 31,523
Federated Investors Fund #15	30,347	30,347
Fidelity Tax Exempt Institutional Funds	28,474	28,474
BlackRock Munifund #50	24,148	24,148
	$114,492	$114,492

The above investments are all tax-free money market funds with municipal bond issuances as the underlying securities all of which maintained AAA credit agency ratings. The carrying amounts approximate fair value because of the short maturity of the instruments.

Inventories

Inventories are generally valued at the lower of the last-in, first-out (LIFO) cost or market. Approximately 36% in 2007 and 29% in 2006, of the Company's inventory is valued at average cost or market, whichever is lower. The reserve for slow-moving inventory is reviewed and adjusted regularly, based upon product knowledge, physical inventory observation, and the age of the inventory.

Property, plant and equipment

Maintenance, repairs and minor renewals are charged to operations as incurred. Major renewals and betterments which substantially extend the useful life of the property are capitalized at cost. Upon sale or other disposition of assets, the costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gain or loss, if any, is reflected in income.

Depreciation and amortization are provided on a straight-line basis over the estimated useful lives of 30 to 40 years for buildings and 3 to 10 years for machinery and equipment. Leasehold improvements are amortized over 2 to 7 years which represent the lives of the respective leases or the lives of the improvements, whichever is shorter. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

The Company capitalizes interest costs on long-term assets constructed for its own use. Interest is capitalized and amortized over the estimated useful lives of those assets. Capitalized interest was approximately $32,000, $501,000 and $152,000 in 2007, 2006 and 2005, respectively.

Allowance for doubtful accounts

The allowance for doubtful accounts is recorded to reflect the ultimate realization of the Company's accounts receivable and includes assessment of the probability of collection and the credit-worthiness of certain customers. Reserves for uncollectible accounts are recorded as part of selling and administrative expenses on the Consolidated Statements of Operations. The Company records a monthly provision for accounts receivable that are considered to be uncollectible. In order to calculate the appropriate monthly provision, the Company reviews its accounts receivable aging and calculates an allowance through application of historic reserve factors to overdue receivables. This calculation is supplemented by specific account reviews performed by the Company's credit department. As necessary, the application of the Company's allowance rates to specific customers are reviewed and adjusted to more accurately reflect the credit risk inherent within that customer relationship.

Goodwill and other intangible assets

In accordance with Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets", goodwill is tested annually for impairment, or more often if there are indicators of impairment. The goodwill impairment test involves comparing the fair value of a reporting unit to its carrying value, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, a second step is required to measure the goodwill impairment loss. This step compares the implied fair value of the reporting unit's goodwill to the carrying amount of that goodwill. If the carrying amount of the goodwill exceeds the implied fair value of the goodwill, an impairment loss equal to the excess is recorded as a component of continuing operations. On an ongoing basis (absent any impairment indicators), the Company performs its annual impairment tests during the fourth quarter. The Company has performed its impairment testing in the fourth quarter of 2007, 2006 and 2005 and determined that goodwill was not impaired. The carrying amount of goodwill at December 31, 2007 and 2006 was $350,000 and attributable to the Construction segment.

As required by SFAS 142, the Company reassessed the useful lives of its identifiable intangible assets and determined that no changes were required. As the Company has no indefinite lived intangible assets, all intangible assets are amortized over their useful lives ranging from 5 to 10 years, with a total weighted average amortization period of less than seven years. The components of the Company's intangible assets are as follows:

	December 31, 2007		December 31, 2006	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	In thousands			
Non-compete agreements	$350	$(350)	$350	$(350)
Patents	125	(75)	125	(63)
Total	$475	$(425)	$475	$(413)

Amortization expense for the year ended December 31, 2007 was $13,000. Amortization expense for each year ended December 31, 2006 and 2005 was approximately $83,000. Annualized amortization expense is expected to be $13,000 through 2011.

Environmental remediation and compliance

Environmental remediation costs are accrued when the liability is probable and costs are estimable. Environmental compliance costs, which principally include the disposal of waste generated by routine operations, are expensed as incurred. Capitalized environmental costs are depreciated, when appropriate, over their useful life.

Earnings per share

Basic earnings per share is calculated by dividing net income by the weighted average of common shares outstanding during the year. Diluted earnings per share is calculated by using the weighted average of common shares outstanding adjusted to include the potentially dilutive effect of outstanding stock options utilizing the treasury stock method.

Revenue recognition

The Company's revenues are composed of product sales and products and services provided under long-term contracts. For product sales, the Company recognizes revenue upon transfer of title to the customer. Title generally passes to the customer upon shipment. Revenue is reported net of freight for sales from stock inventory and direct shipments. Freight recorded for the years ended December 31, 2007, 2006 and 2005 amounted to $19,219,000, $16,262,000 and $15,185,000, respectively. Revenues for products and services under long-term contracts are generally recognized using the percentage-of-completion method based upon the proportion of actual costs incurred to estimated total costs. For certain products, the percentage of completion is based upon actual labor costs to estimated total labor costs.

As certain long-term contracts extend over one or more years, revisions to estimates of costs and profits are reflected in the accounting period in which the facts that require the revisions become known. At the time a loss on a contract becomes known, the entire amount of the estimated loss is recognized immediately in the financial statements. The Company has historically made reasonably accurate estimates of the extent of progress towards completion, contract revenues, and contract costs on its long-term contracts. However, due to uncertainties inherent in the estimation process, actual results could differ materially from those estimates.

Revenues from contract change orders and claims are recognized when the settlement is probable and the amount can be reasonably estimated. Contract costs include all direct material, labor, subcontract costs and those indirect costs related to contract performance. Costs in excess of billings, and billings in excess of costs are classified as a current asset.

Fair value of financial instruments

The Company's financial instruments consist of accounts receivable, accounts payable, short-term and long-term debt, foreign currency forward contracts and interest rate agreements.

The carrying amounts of the Company's financial instruments at December 31, 2007 and 2006 approximate fair value.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Stock-based compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123(R), "Share-Based Payment" and related interpretations (SFAS No. 123R) using the modified prospective method and accordingly did not restate prior period results. Under SFAS No. 123R, share-based compensation cost is measured at the grant date based on the calculated fair value of the award. The expense is recognized over the employees' requisite service period, generally the vesting period of the award.

As a result of adopting SFAS No. 123R, the Company recorded stock compensation expense of $115,000 and $202,000 for the years ended December 31, 2007 and 2006, respectively. The related deferred tax benefits were $45,000 and $65,000, respectively.

At December 31, 2007, there was $129,000 of compensation expense related to nonvested awards which is expected to be recognized over a weighted-average period of 1.2 years. At December 31, 2006, there was $237,000 of compensation expense related to nonvested awards which was expected to be recognized over a weighted-average period of 2.1 years.

Prior to the adoption of SFAS No. 123R, the Company accounted for stock options to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations. We also provided the disclosures required under SFAS No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123), as amended by SFAS No. 148,

"Accounting for Stock-Based Compensation — Transition and Disclosures". As a result, no expense was reflected in net income for the year ended December 31, 2005.

The table below reflects pro forma net income and earnings per share for the period shown had compensation for stock options been determined based on the fair value at the grant date, consistent with the methodology prescribed under SFAS No. 123.

	Year Ended December 31, 2005
	In thousands, except per share amounts
Net income, as reported	$5,434
Deduct: Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	199
Pro forma net income	$5,235
Earnings per share Basic, as reported	$ 0.54
Basic, pro forma	$ 0.52
Diluted, as reported	$ 0.52
Diluted, pro forma	$ 0.49

Derivative financial instruments and hedging activities

The Company does not purchase or hold any derivative financial instruments for trading purposes. The Company uses derivative financial instruments to manage interest rate exposure on variable-rate debt, primarily by using interest rate collars and variable interest rate swaps. The Company's primary source of variable-rate debt comes from its revolving credit agreement. In conjunction with the Company's debt refinancing in 2002, the Company discontinued cash flow hedge accounting treatment for its interest rate collars and has applied mark-to-market accounting prospectively.

During 2005, the Company had one LIBOR-based interest rate collar agreement remaining. This agreement, which became effective in March 2001 and expired in March 2006, had a notional value of $15.0 million, a maximum annual interest rate of 5.60% and a minimum annual interest rate of 5.00%. On March 6, 2005, the counterparty to the agreement exercised its option to convert the collar to a one-year, fixed-rate instrument with interest payable at an annual rate of 5.49%.

With the debt refinancing in 2002, the collar agreements were not deemed to be an effective hedge of the new credit facility in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). However, the Company retained these instruments as protection against interest rate risk associated with the new credit agreement and the Company recorded the mark-to-market adjustments on these instruments in its consolidated statements of operations. The remaining interest rate collar expired in March 2006. For the years ended December 31, 2006, and 2005, the Company recognized income of $29,000 and $377,000, respectively, to adjust these instruments to fair value.

At contract inception, the Company designates its derivative instruments as hedges. The Company recognizes all derivative instruments on the balance sheet at fair value. Fluctuations in the fair values of derivative instruments designated as cash flow hedges are recorded in accumulated other comprehensive income and reclassified into earnings as the underlying hedged items affect earnings. To the extent that a change in interest rate derivative does not perfectly offset the change in value of the interest rate being hedged, the ineffective portion is recognized in earnings immediately.

The Company is not subject to significant exposures to changes in foreign currency exchange rates. The Company will, however, manage its exposure to changes in foreign currency exchange rates on firm sale and purchase commitments by entering into foreign currency forward contracts. The Company's risk management objective is to reduce its exposure to the effects of changes in exchange rates on these transactions over the duration of the transactions.

During 2004, the Company entered into commitments to sell Canadian funds based on the anticipated receipt of Canadian funds from the sale of certain rail through March 2006. During the fourth quarter of 2004, the Company determined that the receipt of Canadian funds would not coincide with the sale commitments and the Company recorded a $202,000 loss to record these commitments at market. The remaining Canadian sell commitment was executed on September 30, 2005 at a loss of $130,000. During 2005, the Company recognized income of $72,000 to adjust these commitments to fair value.

During 2006, the Company entered into commitments to sell Canadian funds based on the anticipated receipt of Canadian funds from the sale of certain rail commencing in the second quarter of 2007 through the third quarter of 2008. The fair value of these instruments was a liability of $172,000 and an asset of $146,000 as of December 31, 2007 and 2006, respectively. The liability is recorded in "Other Accrued Liabilities." The current portion of the asset is recorded in "Other Current Assets" and the noncurrent portion is recorded in "Other Assets." During 2007, three of these Canadian sell commitments were executed at a loss of $34,000.

Reclassification

Certain items previously reported as "other income/expense" have been reclassified in more detail to conform to the 2007 presentation. The reclassifications did not affect the net income or cash flows of the Company.

Product Liability

The Company maintains a current liability for the repair or replacement of defective products. For certain manufactured products, an accrual is made on a monthly basis as a percentage of cost of sales. For long-term construction products, a liability is established when the claim is known and quantifiable. The product liability accrual is periodically adjusted based on the identification or resolution of known individual product liability claims. At December 31, 2007 and 2006, the product liability was $1,886,000 and $1,585,000, respectively.

Asset retirement obligations

During the fourth quarter of 2005, in connection with the completion of the refurbishment and the extension of the lease of the Grand Island, NE facility the Company recorded a liability for Asset Retirement Obligations (ARO) of approximately $212,000. During the fourth quarter of 2006, the Company recorded a liability of approximately $449,000 for an ARO in connection with the completion of the Tucson, AZ concrete railroad tie facility.

A reconciliation of our liability for ARO's at December 31, 2007 and 2006, which is recorded in "Other Long-Term Liabilities," is as follows:

	2007	2006
	In thousands	
Asset retirement obligation at beginning of year	$676	$212
Liabilities incurred	—	449
Accretion expense	41	15
Asset retirement obligation at end of year	$717	$676

Income Taxes

The Company makes judgments regarding the recognition of deferred tax assets and the future realization of these assets. As prescribed by SFAS No. 109, "Accounting for Income Taxes" (SFAS 109), valuation allowances must be provided for those deferred tax assets for which it is more likely than not (a likelihood more than 50%) that some portion or all of the deferred tax assets will not be realized. SFAS 109 requires the Company to evaluate positive and negative evidence regarding the recoverability of deferred tax assets. Determination of whether the positive evidence outweighs the negative and quantification of the valuation allowance requires the Company to make estimates and judgments of future financial results.

In July 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109" (FIN 48). This

Interpretation, adopted by the Company on January 1, 2007, applies to all open tax positions accounted for in accordance with SFAS 109. This Interpretation is intended to result in increased relevance and comparability in financial reporting of income taxes and to provide more information about the uncertainty in income tax assets and liabilities. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes.

New accounting pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements," (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in accounting principles generally accepted in the United States, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements, rather it applies under existing accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard is not expected to have a significant effect on our financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, Including an Amendment of SFAS No. 115," (SFAS 159). SFAS 159 permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other accounting principles generally accepted in the United States. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The adoption of this standard will not have a significant effect on our financial position or results of operations.

In December 2007, the FASB issued SFAS No. 141(R), "Business Combinations," (SFAS 141R) which replaces SFAS No. 141. SFAS 141R retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It also changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. SFAS 141R is effective for business combinations for which the acquisition date is on or after the beginning of the first fiscal year beginning after December 15, 2008. The Company will adopt the provisions of this standard beginning January 1, 2009.

Note 2.

Accounts Receivable

Accounts Receivable at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	In thousands	
Trade	$54,360	$61,943
Allowance for doubtful accounts	(1,504)	(1,172)
Other	754	779
	$53,610	$61,550

Bad debt expense (income) was $279,000, $262,000 and $(69,000) in 2007, 2006 and 2005, respectively.

The Company's customers are principally in the Rail, Construction and Tubular segments of the economy. As of December 31, 2007 and 2006, trade receivables, net of allowance for doubtful accounts, from customers in these markets were as follows:

	2007	2006
	In thousands	
Rail	$18,455	$21,292
Construction	30,864	35,516
Tubular	3,455	2,143
	$52,774	$58,951

Credit is extended on an evaluation of the customer's financial condition and generally collateral is not required.

Note 3.

Inventories

Inventories at December 31, 2007 and 2006 are summarized as follows:

	2007	2006
	In thousands	
Finished goods	$ 92,962	$ 84,578
Work-in-process	5,121	6,397
Raw materials	16,786	18,297
Total inventories at current costs	114,869	109,272
Less:		
Current cost over LIFO stated values	(8,605)	(7,142)
Inventory valuation reserve	(3,817)	(2,327)
	$102,447	$ 99,803

At December 31, 2007 and 2006, the LIFO carrying value of inventories for book purposes exceeded the LIFO value for tax purposes by approximately $11,877,000 and $11,290,000, respectively. During 2007, 2006 and 2005, liquidation of LIFO layers carried at costs that were lower than current purchases resulted in a decrease to cost of goods sold of $123,000, $4,000, and $26,000, respectively.

Note 4.

Property Held for Resale

Property held for resale at December 31, 2007 and 2006 consists of the following:

	2007	2006
	In thousands	
Land	$ 2,174	$—
Improvements to land	3,087	—
Buildings	794	—
	6,055	—
Less accumulated depreciation and amortization	(3,558)	—
Property held for resale	$ 2,497	$—

In December 2007, the Company entered into a preliminary agreement to sell approximately 63 acres of real estate located in Houston, TX used primarily by the Company's Tubular products segment and reclassified these assets as "property held for resale" under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." The purchase price of the real estate is approximately $6,500,000.

Upon the closing, the Company plans to lease back from the purchaser approximately 20 acres of the real estate for a ten year term at a monthly rental rate of $1,000 per acre with annual 3% increases. The lease is a "net" lease with the Company being responsible for taxes, maintenance, insurance and utilities. It is anticipated that the Company will use the leased property for its threaded product operations.

This transaction closed on March 3, 2008.

Note 5.

Discontinued Operations

In February 2006, the Company sold substantially all of the assets of its Construction segment's Geotechnical division for $4,000,000 plus the net asset value of the fixed assets, inventory, work in progress and prepaid items, resulting in a gain of approximately $3,005,000. The operations of the division qualified as a "component of an entity" under Statement of Financial Accounting Standards No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" and thus, the operations were reclassified as discontinued and 2005 was reclassified to conform with this presentation. Future expenses are expected to be immaterial.

Net sales and income from discontinued operations were as follows:

	2007	2006	2005
		In thousands	
Net sales	$ —	$3,669	$27,494
(Loss) income from discontinued operations (including a pretax gain on disposal of $3,005,000)	$(47)	$3,153	$ 714
Income tax (benefit) expense	(16)	338	128
(Loss) income from discontinued operations	$(31)	$2,815	$ 586

The following table details balance sheet information for discontinued operations:

	2007	2006
	In thousands	
Current Liabilities		
Accounts payable-trade	$ —	$ 85
Other accrued liabilities	200	150
Total Current Liabilities	200	235
Net liabilities of discontinued operations	$200	$235

Note 6.

Property, Plant and Equipment

Property, plant and equipment at December 31, 2007 and 2006 consists of the following:

	2007	2006
	In thousands	
Land	$ 2,756	$ 4,930
Improvements to land and leaseholds	17,742	17,565
Buildings	7,191	8,062
Machinery and equipment, including equipment under capitalized leases	65,242	63,181
Construction in progress	658	1,339
	93,589	95,077
Less accumulated depreciation and amortization, including accumulated amortization of capitalized leases	49,453	45,158
	$44,136	$49,919

Depreciation expense, including amortization of assets under capital leases, for the years ended December 31, 2007, 2006 and 2005 amounted to $8,610,000, $6,062,000, and $4,688,000, respectively.

Note 7.

Other Assets and Investments

The Company maintained investments in the stock of the Dakota, Minnesota & Eastern Railroad Corporation (DM&E). In September 2007, the DM&E announced it had entered into an Agreement and Plan of Merger under which an indirect, wholly owned subsidiary of the Canadian Pacific Railway Limited (CP) would be merged in the DM&E, with the DM&E being the surviving corporation. As a result of the announcement of the merger agreement, the Company recognized incremental dividend income of approximately $8,472,000.

In October 2007, this merger was consummated. In exchange for our DM&E preferred stock, warrants, common stock and accrued dividend income receivable, the Company received approximately $148,775,000. Of this amount, approximately $8,993,000 represented a return of principal, approximately $16,897,000 represented dividends and approximately $122,885,000 represented a pre-tax gain which was recorded at closing. The pre-tax gain is net of the fully reserved approximately $2,146,000 being held in escrow, until completion of all post-closing transactions, to secure certain of the DM&E's obligations.

This investment was recorded at its historical cost at December 31, 2006 of $8,993,000 and was comprised of $193,000 of DM&E Common stock, $1,500,000 of DM&E Series B Preferred Stock and Common stock warrants, $6,000,000 in DM&E Series C Preferred Stock and Common stock warrants, $800,000 in DM&E Series C1 Preferred Stock and Common stock warrants, and $500,000 in DM&E Series D Preferred Stock and Common stock warrants. The Company recognized dividend income on these issuances of approximately $9,214,000 in 2007 and $990,000 in 2006 and 2005, respectively. The Company had a receivable for accrued dividend income, recorded within Investments on the Company's consolidated balance sheet, on these issuances of $7,683,000 at December 31, 2006.

In December 1998, in conjunction with the issuance of Series C Preferred Stock and warrants, the DM&E ceased paying dividends on the Series B shares. The terms of the Series B Preferred Stock state in the event that regular dividends were not paid timely, dividends accrued at an accelerated rate until those dividends were paid. In addition, penalty interest accrued and compounded annually until such dividends were paid. Subsequent issuances of Series C, C-1, and D Preferred Stock assumed distribution priority over the previous series. As subsequent preferred series were issued, the Company, based on its own estimate of future cash flows, stopped recording a portion of the amount due on all preferred series given the delay in anticipated realization of the receivable and the priority of redemption of the various issuances. At December 31, 2006 the unrecorded dividends were approximately $6,974,000.

During 2007, 2006 and 2005, the Company sold rail and piling products to the DM&E in the amount of $18,701,000, $17,243,000 and $9,488,000, respectively.

Note 8.

Borrowings

On May 5, 2005, the Company entered into the Amended and Restated Revolving Credit and Security Agreement (Agreement) with a syndicate of three banks led by PNC Bank, N.A. The Agreement provided for a revolving credit facility of up to $60,000,000 in borrowings to support the Company's working capital and other liquidity requirements. In September 2005, the Company's maximum credit line was increased to $75,000,000 under a first amendment to the Agreement. The Company's maximum credit line was increased again to $90,000,000 in July 2007 under a fourth amendment to the Agreement, which also extended the expiration of the Agreement to May 2011. The revolving credit facility is secured by substantially all of the trade receivables and inventory owned by the Company. Revolving credit facility availability under the Agreement is limited by the amount of eligible accounts receivable and inventory, applied against certain advance rates, and are limited to 85% of eligible receivables and 60% of eligible inventory. Additionally, the fourth amendment established a $20,000,000 term loan that was immediately applied to pay down existing amounts outstanding on the revolving credit facility. The term loan is being amortized on a term of seven years with a balloon payment on the remaining outstanding principal due at the maturity of the Agreement, May 2011. If average availability should fall below $10,000,000 over a 30-day period, the loans become immediately secured by a lien on the Company's equipment that is not encumbered by other liens.

Borrowings under the credit facility bear interest at either the base rate or the LIBOR rate plus or minus an applicable spread based on the fixed charge coverage ratio. Prior to February 2007, the base rate was equal to the greater of (a) PNC Bank's base commercial lending rate or (b) the Federal Funds Rate plus .50%. The base rate spread ranged from negative 1.00% to a positive .50%, and the LIBOR spread ranged from 1.50% to 2.50%. In February 2007, the Company entered into a third amendment to the Agreement under which revolving credit facility borrowings placed in LIBOR contracts are priced at prevailing LIBOR rates, plus 1.25%. Borrowings placed in other tranches are priced at the prevailing prime rate, minus 1.00%. The term loan base rate spread is fixed at minus 0.75% and the LIBOR spread is fixed at plus 1.50%.

The third amendment also permits the Company to use various additional debt instruments to finance capital expenditures, outside of borrowings under the agreement, limited to an additional $10,000,000, and increases the Company's permitted annual capital expenditures to $12,000,000. Under the amended Agreement, the Company maintains dominion over its cash at all times, as long as excess availability stays over $5,000,000 and there is no uncured event of default.

The Agreement includes financial covenants requiring a minimum level for the fixed charge coverage ratio and a maximum level for the consolidated capital expenditures; however, expenditures up to $20,000,000 for plant construction and refurbishment related to the Company's concrete tie supply agreement are excluded from these covenants. The Agreement also includes a minimum net worth covenant and restricts investments, indebtedness, and the sale of certain assets. As of December 31, 2007 the Company was in compliance with all the agreement's covenants.

At December 31, 2007 there were no outstanding borrowings under the revolving credit facility. At December 31, 2006, there was $39,161,000 of borrowings outstanding under the revolving credit facility, which was classified as long term. At December 31, 2007, the Company had $19,048,000 outstanding under the term loan (see Note 9).

At December 31, 2006 and 2005, the weighted average interest rate on borrowings under the agreement was 7.47% and 5.58%, respectively. Under the agreement, the Company had approximately $74,808,000 in unused borrowing commitment at December 31, 2007.

The Company's ability to pay cash dividends is limited by the Agreement. No cash dividends were paid on the Company's Common stock during 2007, 2006 or 2005.

Note 9.

Long-Term Debt and Related Matters

Long-term debt at December 31, 2007 and 2006 consists of the following:

	2007	2006
	In thousands	
Revolving credit facility with weighted average interest rate of 7.47% at December 31, 2006, expiring May 5, 2011	$ —	$39,161
Term Loan with an interest rate of 5.90% at December 31, 2007 payable in installments with a balloon payment due in May 2011	19,048	—
Lease obligations payable in installments through 2012 with a weighted average interest rate of 7.14% at December 31, 2007 and 7.12% at December 31, 2006	12,110	14,934
Massachusetts Industrial Revenue Bond with an interest rate of 3.84% at December 31, 2007 and 3.53% at December 31, 2006, payable March 1, 2013	2,045	2,045
Citizens Asset Finance Mortgage payable in installments through 2011, with a balloon payment due in 2011, with a fixed interest rate of 7.01%	588	680
Pennsylvania Economic Development Financing Authority Tax Exempt Pooled Bond payable in installments through 2021 with an average interest rate of 3.78% at December 31, 2007 and 3.54% at December 31, 2006	331	358
Pennsylvania Department of Community and Economic Development Machinery and Equipment Loan Fund Payable in installments through 2009 with a fixed interest rate of 3.75%	125	200
	34,247	57,378
Less current maturities	6,191	3,105
	$28,056	$54,273

Included in current maturities in the above table is $2,857,000 related to the term loan under the Agreement as discussed in Note 8.

The Massachusetts Industrial Revenue Bond is secured by a $2,085,000 standby letter of credit.

The Pennsylvania Economic Development Financing Authority Tax-Exempt Pooled Bond is secured by a $359,000 standby letter of credit.

The maturities of long-term debt for each of the succeeding five years subsequent to December 31, 2007 are as follows:

Year	In thousands
2008	$ 6,191
2009	6,041
2010	6,177
2011	12,191
2012 and thereafter	3,647
Total	$34,247

Note 10.

Stockholders' Equity

At December 31, 2007 and 2006, the Company had authorized shares of 20,000,000 in Common stock and 5,000,000 in Preferred stock. No Preferred stock has been issued. The Common stock has a par value of $.01 per share. No par value has been assigned to the Preferred stock.

No cash dividends on Common stock were paid in 2007, 2006 or 2005.

Note 11.

Accumulated Other Comprehensive Loss

The components of accumulated other comprehensive loss, net of tax, for the years ended December 31, 2007 and 2006, are as follows:

	2007	2006
	In thousands	
Pension liability adjustment	$(634)	$(706)
Unrealized derivative (losses) gains on cash flow hedges	(110)	95
	$(744)	$(611)

Note 12.

Stock-Based Compensation

Stock Options/Awards

The Company has three equity compensation plans: The 1985 Long-Term Incentive Plan (1985 Plan), the 1998 Long-Term Incentive Plan for Officers and Directors (1998 Plan) and the 2006 Omnibus Incentive Plan (2006 Plan). The 1985 Plan expired on January 1, 2005. Although no further awards can be made under the 1985 Plan, prior awards are not affected by the termination of the Plan.

The 1998 Plan, amended and restated in May 2001, provides for the award of options to key employees and directors to purchase up to 900,000 shares of Common stock at no less than 100% of fair market value on the date of the grant. The 1998 Plan provides for the granting of "nonqualified options" and "incentive stock options" with a duration of not more than ten years from the date of grant. The Plan also provides that, unless otherwise set forth in the option agreement, options are exercisable in installments of up to 25% annually beginning one year from date of grant. An outside director was automatically awarded fully vested, nonqualified stock options to acquire 5,000 shares of the Company's Common stock on each date the outside director was elected at an annual shareholders' meeting to serve as a director. The 1998 Plan was amended in May 2006 to remove the automatic awarding of options to an outside director.

The 2006 Plan, approved In May 2006, provides for the distribution of 500,000 shares of Common stock through the granting of stock options or stock awards to key employees and directors at no less than 100% of fair market value on the date of the grant. The 2006 Plan provides for the granting of "nonqualified options" with a duration of not more than ten years from the date of grant. The 2006 Plan also provides that, unless otherwise set forth in the option agreement, options are exercisable in installments of up to 25% annually beginning one year from the date of grant. No options have been granted under the 2006 Plan.

At December 31, 2007, 2006 and 2005, Common stock options outstanding under the Plans had option prices ranging from $2.75 to $14.77, with a weighted average price of $5.52, $5.20 and $5.01 per share, respectively.

The weighted average remaining contractual life of the stock options outstanding for the three years ended December 31, 2007 are: 2007-4.3 years; 2006-4.5 years; and 2005-5.3 years.

Options exercised during 2007, 2006 and 2005 totaled 359,050, 331,250 and 134,725 shares, respectively. The weighted average exercise price per share of these exercised options in 2007, 2006 and 2005 was $4.89, $4.60 and $4.81, respectively.

The fair value of the Company's option grants was estimated at the dates of grant using a Black-Scholes option-pricing model with the assumptions indicated in the table below for the year ended December 31, 2005. The risk-free rate for the periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. The dividend yield was based on the historical dividend yield of the Company's stock. Expected volatility was based on historical volatility of the Company stock. The expected term of the options granted represents the period of time that options granted were expected to be outstanding based on historical option exercise experience.

	Year Ended December 31, 2005
Risk-free interest rate	4.18%
Dividend yield	0.00%
Volatility factor	0.26
Expected term	10 years

There were no stock options granted during 2007 or 2006. The Company granted 55,000 stock options during 2005. The weighted average grant date fair value of these grants was $5.43. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $12,255,000, $6,546,000 and $860,000, respectively.

Certain information for the three years ended December 31, 2007 relative to employee stock options is summarized as follows:

	2007	2006	2005
Number of shares under Incentive Plan:			
Outstanding at beginning of year	708,950	1,042,450	1,134,675
Granted	—	—	55,000
Canceled	—	(2,250)	(12,500)
Exercised	(359,050)	(331,250)	(134,725)
Outstanding at end of year	349,900	708,950	1,042,450
Exercisable at end of year	313,950	643,300	907,975
Number of shares available for future grant:			
Beginning of year	526,875	42,125	85,125
End of year	509,375	526,875	42,125

The total intrinsic value of options outstanding at December 31, 2007, 2006 and 2005 was $16,170,000, $14,684,000 and $10,281,000, respectively. The total intrinsic value of options exercisable at December 31, 2007, 2006 and 2005 was $14,701,000, $13,639,000 and $9,381,000, respectively.

The fair value of non-vested options at December 31, 2007, 2006 and 2005 was $183,000, $309,000 and $531,000, respectively, with weighted average, grant date fair values of $5.10, $4.70 and $3.95, respectively.

Certain information for the year ended December 31, 2007 relative to employee stock options at respective exercise price ranges is summarized as follows:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Life	Weighted Exercise Price	Shares Exercisable	Weighted Exercise Price
$2.75-$3.94	96,000	3.1	$ 3.42	96,000	$3.42
$4.10-$5.75	166,500	3.9	4.82	166,500	4.82
$6.00-$8.97	59,500	5.9	7.93	50,000	7.91
$9.29-$14.77	27,900	7.4	11.75	1,450	9.30
	349,900	4.3	$ 5.52	313,950	$4.90

Shares issued as a result of stock option exercise generally will be from authorized but previously unissued common stock.

Restricted Stock Awards

The 2006 Plan provides for the award of up to 500,000 shares of Common stock through the granting of stock options or stock awards to key employees and directors. The awards will be fully vested at the end of the two year period commencing from the date of the grant, unless otherwise determined by the underlying restricted stock agreement. The fair value of each award is equal to the fair market value of the Company's common stock on the date of grant.

A non-employee director is automatically awarded 3,500 fully vested shares, or a lesser amount determined by the directors, of the Company's Common stock on each date the outside director is elected at an annual shareholders' meeting to serve as a director.

The outside directors were granted a total of 17,500 fully vested restricted stock awards for the years ended December 31, 2007 and 2006. The weighted average fair value of these restricted stock grants was $25.10 and $23.68 per share, respectfully.

Compensation expense recorded by the Company related to restricted stock awards was approximately $439,000 and $414,000 for the years ended December 31, 2007 and 2006, respectively.

A summary of the restricted stock activity as of December 31, 2007 is presented below.

	Restricted Shares	Weighted Average Fair Value	Weighted Average Remaining Contractual Term	Aggregate Fair Value
Outstanding at January 1, 2007	—	$ —	—	$ —
Granted	17,500	25.10	—	439,250
Vested	(17,500)	25.10	—	(439,250)
Canceled	—	—	—	—
Outstanding at December 31, 2007	—	$ —	—	$ —

Stock issued as a result of restricted stock awards generally will be authorized but previously unissued common stock.

Note 13.

Earnings Per Common Share

The following table sets forth the computation of basic and diluted earnings per common share:

	Year Ended December 31,		
	2007	2006	2005
	In thousands, except per share amounts		
Numerator for basic and diluted earnings per common share- net income available to common stockholders:			
Income from continuing operations	$110,724	$10,715	$ 4,848
(Loss) income from discontinued operations	(31)	2,815	586
Net income	$110,693	$13,530	$ 5,434
Denominator:			
Weighted average shares	10,653	10,403	10,122
Denominator for basic earnings per common share	10,653	10,403	10,122
Effect of dilutive securities:			
Employee stock options	317	406	370
Dilutive potential common shares	317	406	370
Denominator for diluted earnings per common share-adjusted weighted average shares and assumed conversions	10,970	10,809	10,492
Basic earnings per share:			
Continuing operations	$ 10.39	$ 1.03	$ 0.48
Discontinued operations	(0.00)	0.27	0.06
Basic earnings per common share	$ 10.39	$ 1.30	$ 0.54
Diluted earnings per share:			
Continuing operations	$ 10.09	$ 0.99	$ 0.46
Discontinued operations	(0.00)	0.26	0.06
Diluted earnings per common share	$ 10.09	$ 1.25	$ 0.52

Weighted average shares issuable upon the exercise of stock options which were antidilutive and were not included in the calculation were 22,000 and 2,000 in 2006 and 2005, respectively. There were no antidilutive shares in 2007.

Note 14.

Income Taxes

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2007 and 2006 are as follows:

	2007	2006
	In thousands	
Deferred tax liabilities:		
Depreciation	$1,638	$ 1,853
Derivative instruments	—	50
Inventories	3,541	3,153
Total deferred tax liabilities	5,179	5,056
Deferred tax assets:		
Accounts receivable	919	833
Net operating loss carryforwards	920	1,455
Derivative instruments	62	—
Pension liability	411	335
Loss on investment	—	107
Goodwill	376	433
Deferred compensation	1,527	969
State tax incentives	56	53
Warranty reserve	786	607
Other-net	25	—
Total deferred tax assets	5,082	4,792
Valuation allowance for deferred tax assets	56	990
Deferred tax assets	5,026	3,802
Net deferred tax liability	$ (153)	$(1,254)

Significant components of the provision for income taxes for continuing operations are as follows:

	2007	2006	2005
		In thousands	
Current:			
Federal	$55,471	$ 6,971	$ 786
State	3,418	348	72
Total current	58,889	7,319	858
Deferred:			
Federal	(793)	(1,803)	1,523
State	(309)	(442)	(205)
Total deferred	(1,102)	(2,245)	1,318
Total income tax expense	$57,787	$ 5,074	$2,176

The reconciliation of income tax for continuing operations computed at statutory rates to income tax expense (benefit) is as follows:

	2007	2006	2005
Statutory rate	35.0%	34.0%	34.0%
State income tax	1.7	1.6	3.7
Nondeductible expenses	(1.7)	(1.5)	(1.8)
Valuation allowance	(0.5)	(2.4)	(5.0)
Other	(0.2)	0.4	0.1
	34.3%	32.1%	31.0%

At December 31, 2007 and 2006, the tax benefit of net operating loss carryforwards available for state income tax purposes was approximately $920,000 and $1,455,000, respectively. The net operating loss carryforwards will expire as follows:

Expires Year	Amount In thousands
2008 — 2016	$126
2017 — 2021	100
2022	178
2023	204
2024	312
	$920

Due to a change in the Company's estimate of its ability to utilize its state tax net operating losses in future periods, the Company reversed in 2007 the $830,000 in valuation allowance previously maintained related to these net operating losses.

In 2007, the Company generated approximately $122,885,000 of capital gain on the sale of its investment in the DM&E stock. This gain was partially offset by utilizing the remaining capital loss carryforward generated in 2003. Accordingly the Company was able to reverse in 2007 the $107,000 in valuation allowance related to this capital loss carryforward.

The Company maintains a valuation allowance in the amount of $56,000 to fully reserve the deferred tax assets related to state tax incentives that may not be realized prior to their expiration.

On January 1, 2007, the Company adopted the provisions of FIN 48 "Accounting for Uncertainty in Income Taxes". The adoption and implementation of FIN 48 resulted in a transition adjustment of $222,000 which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. This adjustment was comprised of uncertain tax benefits of $54,000 (net of federal benefit on state issues), accrued interest of $110,000 and penalties of $58,000.

The following table provides a reconciliation of unrecognized tax benefits as of December 31, 2007:

In thousands	
Unrecognized tax benefits at January 1, 2007	$522
Increases based on tax positions prior to 2007	—
Increases based on tax positions related to 2007	—
Decreases related to settlements with taxing authorities	—
Decreases as a result of a lapse of the applicable statute of limitations	380
Balance as of December 31, 2007	$142

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $92,000 at December 31, 2007. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2007, the Company had accrued interest and penalties related to unrecognized tax benefits of $193,000.

The Company files income tax returns in the United States and in various state, local and foreign jurisdictions. At December 31, 2007, the Company had been examined by the Internal Revenue Service through calendar year 2004. The Company is subject to federal income tax examinations for the period 2005 forward. With respect to the state, local and foreign filings, the Company is generally subject to income tax examinations for the periods 2003 forward.

Note 15.

Rental and Lease Information

The Company has capital and operating leases for certain plant facilities, office facilities, and equipment. Rental expense for the years ended December 31, 2007, 2006, and 2005 amounted to $3,722,000, $3,497,000 and $3,502,000, respectively. Generally, land and building leases include escalation clauses.

On December 28, 2005, the Company entered into a $1,281,000 sale-leaseback transaction whereby the Company sold and leased back certain assets of the Grand Island, NE facility. The resulting lease is being accounted for as an operating lease. There was a gain of $23,000 recorded on the sale. The lease base term is six years, with an early buy-out option after five years and a purchase option at the end of the base term. The interest rate for this transaction is 5.88%.

The following is a schedule, by year, of the future minimum payments under capital and operating leases, together with the present value of the net minimum payments as of December 31, 2007:

	Capital Leases	Operating Leases
	In thousands	
Year ending December 31,		
2008	$ 3,895	$ 1,953
2009	3,552	1,708
2010	3,509	1,649
2011	1,572	1,633
2012 and thereafter	1,427	3,919
Total minimum lease payments	13,955	$10,862
Less amount representing interest	1,845	
Total present value of minimum payments	12,110	
Less current portion of such obligations	3,133	
Long-term obligations with interest rates ranging from 5.58% to 13.62%	$ 8,977	

Assets recorded under capital leases are as follows:

	2007	2006
	In thousands	
Machinery and equipment at cost	$1,114	$1,114
Buildings	399	399
Land	219	219
	1,732	1,732
Less accumulated amortization	830	734
Net capital lease assets	$ 902	$ 998

Note 16.

Retirement Plans

The Company modified certain of its qualified retirement plans on March 1, 2007 and currently has four plans which together cover its hourly and certain of its salaried employees; specifically two defined benefit plans (one active / one frozen) and two defined contribution plans. Employees are eligible to participate in these specific plans based on their employment classification. The Company's funding to the defined benefit and defined contribution plans is governed by the Employee Retirement Income Security Act of 1974 (ERISA), applicable plan policy and investment guidelines. The Company policy is to contribute at least the minimum funding required by ERISA.

Defined Benefit Plans

The following tables present a reconciliation of the changes in the benefit obligation, the fair market value of the assets and the funded status of the plans:

	2007	2006
	In thousands	
Changes in benefit obligation:		
Benefit obligation at beginning of year	$3,908	$3,844
Service cost	23	57
Interest cost	221	217
Actuarial gains (losses)	63	(75)
Benefits paid	(130)	(135)
Benefit obligation at end of year	$4,085	$3,908
Change to plan assets:		
Fair value of assets at beginning of year	$3,290	$2,930
Actual gain on plan assets	256	355
Employer contribution	208	140
Benefits paid	(130)	(135)
Fair value of assets at end of year	$3,624	$3,290
Funded status at end of year	$ (461)	$ (618)
Amounts recognized in the statement of financial position consist of:		
Noncurrent liabilities	$ (461)	$ (618)
Amounts recognized in accumulated other comprehensive income consist of:		
Net loss	$1,036	$1,021
Net transition asset	(1)	(6)
Prior service cost	12	19
	$1,047	$1,034

On December 31, 2006, the Company adopted the recognition and disclosure provisions of SFAS. No. 158, "Employers' Accounting for Defined Benefit Pension Plans and Other Postretirement Plans" — an amendment of FASB Statements No. 87, 88, 106, and 132(R). SFAS No. 158 required the Company to recognize the funded status of its defined benefit plans in the consolidated balance sheet, with a corresponding adjustment to accumulated other comprehensive income, net of tax. The adjustment to accumulated other comprehensive income at adoption represented the net unrecognized actuarial losses, unrecognized prior service costs, and unrecognized transition assets remaining from the initial adoption of SFAS No. 87.

The transition asset, prior service cost, and actuarial loss included in accumulated other comprehensive loss and expected to be recognized in net periodic pension cost during 2008 are $(1,000), $7,000 and $49,000; respectively, before taxes.

Net periodic pension costs for the three years ended December 31, 2007 are as follows:

	2007	2006	2005
		In thousands	
Components of net periodic benefit cost:			
Service cost	$ 24	57	$ 58
Interest cost	221	217	210
Expected return on plan assets	(259)	(227)	(206)
Amortization of prior service cost	7	8	9
Amortization of net transition asset	(5)	(9)	(9)
Recognized net actuarial gain	50	70	63
Net periodic benefit cost	$ 38	116	$ 125

Assumptions used to measure the projected benefit obligation for the three years ended December 31, 2007 were:

	2007	2006	2005
Assumed discount rate	6.25%	5.75%	5.75%
Expected rate of return on plan assets	7.75%	7.75%	7.75%

The expected long-term rate of return is based on numerous factors including the target asset allocation for plan assets, historical rate of return, long-term inflation assumptions, and current and projected market conditions.

Amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:

	2007	2006	2005
		In thousands	
Projected benefit obligation	$4,085	$3,908	$3,844
Accumulated benefit obligation	4,085	3,908	3,844
Fair value of plan assets	3,624	3,290	2,930

The hourly plan assets consist primarily of various fixed income and equity investments. The Company's primary investment objective is to provide long-term growth of capital while accepting a moderate level of risk. The investments are limited to cash and equivalents, bonds, preferred stocks and common stocks. The investment target ranges and actual allocation of pension plan assets by major category at December 31, 2007 and 2006, are as follows:

	Target	2007	2006
Asset Category			
Cash and cash equivalents	0 - 10%	22%	17%
Fixed income funds	30 - 50%	21	24
Equities	50 - 70%	57	59
Total		100%	100%

The Company expects to contribute $311,000 to its defined benefit plans in 2008.

The following benefit payments are expected to be paid:

	Pension Benefits
	In thousands
2008	$ 140
2009	145
2010	152
2011	159
2012	165
Years 2013-2017	1,093

Defined Contribution Plans

Effective March 31, 2007, the Company merged its non-union hourly and salaried defined contribution plans into one plan covering all non-union workers and salaried employees. This defined contribution plan contains a matched savings provision that permits both pretax and after-tax employee contributions. Participants can contribute, subject to statutory limitations, between 1% and 75% of eligible pre-tax pay and 1% and 100% of eligible after-tax pay.

The Company's employer match is 100% of the first 1% of deferred eligible compensation and up to 50% of the next 6%, based on years of service, of deferred eligible compensation, for a total maximum potential match of 4%. The Company may also make discretionary contributions to the plan. The expense associated with this plan was $1,845,000 in 2007, $1,592,000 in 2006, and $1,042,000 in 2005.

The Company also has a defined contribution plan for union hourly employees with contributions made by both the participants and the Company based on various formulas. The expense associated with this plan was $42,000 in 2007, $58,000 in 2006, and $60,000 in 2005.

Note 17.

Commitments and Contingent Liabilities

The Company is subject to laws and regulations relating to the protection of the environment, and the Company's efforts to comply with environmental regulations may have an adverse effect on its future earnings. In the opinion of management, compliance with the present environmental protection laws will not have a material adverse effect on the financial condition, results of operations, cash flows, competitive position, or capital expenditures of the Company.

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial condition or liquidity of the Company. The resolution, in any reporting period, of one or more of these matters could have a material effect on the Company's results of operations for that period.

In 2000, one of the Company's subsidiaries sold concrete railroad crossing panels to a general contractor on a Texas transit project. Certain panels deteriorated and the owner replaced all of the panels provided by the subsidiary. An administrative judge found that the general contractor was liable to the owners for alleged defects, among other matters, in the panels. The Company negotiated a settlement with the contractor releasing any claims that the contractor may have against the Company in exchange for the Company releasing a $300,000 account receivable and paying the contractor $50,000. These amounts were fully reserved at December 31, 2007.

In the second quarter of 2004, a gas company filed a complaint against the Company in Allegheny County, PA, alleging that in 1989 the Company had applied epoxy coating on 25,000 feet of pipe and that, as a result of inadequate surface preparation of the pipe, the coating had blistered and deteriorated. The Company does not believe that the gas company's alleged problems are the Company's responsibility. Although no assurances can be given, the Company believes that it has meritorious defenses to such claims and will vigorously defend against such a suit.

At December 31, 2007 the Company had outstanding letters of credit of approximately $3,267,000.

Note 18.

Business Segments

L.B. Foster Company is organized and evaluated by product group, which is the basis for identifying reportable segments.

The Company is engaged in the manufacture, fabrication and distribution of rail, construction and tubular products.

The Company's Rail segment provides a full line of new and used rail, trackwork and accessories to railroads, mines and industry. The Rail segment also designs and produces concrete railroad ties, insulated rail joints, power rail, track fasteners, coverboards and special accessories for mass transit and other rail systems.

The Company's Construction segment sells and rents steel sheet piling, H-bearing pile, and other piling products for foundation and earth retention requirements. In addition, the Company's Fabricated Products division sells bridge decking, bridge railing, structural steel fabrications, expansion joints and other products for highway construction and repair. The Buildings division produces precast concrete buildings. In February 2006, the Company sold substantially all of the assets of its former Geotechnical division, and the operations were classified as discontinued. See Note 5, Discontinued Operations.

The Company's Tubular segment supplies pipe coatings for natural gas pipelines and utilities. Additionally, this segment produces threaded pipe products for industrial water well and irrigation markets. This segment also sells micropiles for construction foundation repair and slope stabilization.

The Company markets its products directly in all major industrial areas of the United States, primarily through a national sales force.

The following table illustrates net sales, profits, assets, depreciation/amortization and expenditures for long-lived assets of the Company by segment. Segment profit is the earnings before income taxes and includes internal cost of capital charges for assets used in the segment at a rate of, generally 1% per month. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies except that the Company accounts for inventory on a First-In, First-Out (FIFO) basis at the segment level compared to a Last-In, First-Out (LIFO) basis at the consolidated level.

	2007				
	Net Sales	Segment Profit	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
			In thousands		
Rail Products	$260,634	$14,508	$ 97,511	$6,218	$3,244
Construction Products	211,867	18,227	97,801	1,446	1,144
Tubular Products	36,480	7,765	9,457	582	521
Total	$508,981	$40,500	$204,769	$8,246	$4,909

	2006				
	Net Sales	Segment Profit	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
			In thousands		
Rail Products	$189,236	$ 6,147	$114,766	$3,869	$14,342
Construction Products	180,797	12,172	86,007	1,503	1,375
Tubular Products	19,755	1,870	9,605	440	639
Total	$389,788	$20,189	$210,378	$5,812	$16,356

	2005				
	Net Sales	Segment Profit	Segment Assets	Depreciation/ Amortization	Expenditures for Long-Lived Assets
	In thousands				
Rail Products	$157,765	$4,495	$ 66,400	$2,538	$14,181
Construction Products	147,401	2,965	74,873	1,480	1,026
Tubular Products	20,824	2,413	9,824	409	671
Total	$325,990	$9,873	$151,097	$4,427	$15,878

In 2007, one customer accounted for 11.1% of consolidated net sales. Sales to this customer were recorded in the Rail and Construction segments and were approximately $56,450,000. During 2006 and 2005, no single customer accounted for more than 10% of the Company's consolidated net sales. Sales between segments are immaterial.

Reconciliations of reportable segment net sales, profits, assets, depreciation/amortization, and expenditures for long-lived assets to the Company's consolidated totals are illustrated as follows:

	2007	2006	2005
		In thousands	
Net Sales from Continuing Operations:			
Total for reportable segments	$508,981	$389,788	$325,990
Other net sales	—	—	—
Total	$508,981	$389,788	$325,990
Income from Continuing Operations:			
Total for reportable segments	$ 40,500	$ 20,189	$ 9,873
Adjustment of inventory to LIFO	(1,463)	(915)	(1,525)
Unallocated dividend income	9,214	990	990
Unallocated gain on sale of DM&E investment	122,885	—	—
Unallocated interest income	1,196	4	1
Unallocated other income	267	251	295
Other unallocated amounts	(4,088)	(4,730)	(2,610)
Income from continuing operations before income taxes	$168,511	$ 15,789	$ 7,024
Assets:			
Total for reportable segments	$204,769	$210,378	$151,097
Unallocated corporate assets	128,952	27,055	21,206
LIFO and corporate inventory reserves	(8,805)	(7,342)	(6,427)
Unallocated property, plant and equipment	5,856	5,742	7,571
Net assets of discontinued operations	—	—	5,421
Total assets	$330,772	$235,833	$178,868
Depreciation/Amortization:			
Total reportable for segments	$ 8,246	$ 5,812	$ 4,427
Other	376	332	344
Total	$ 8,622	$ 6,144	$ 4,771
Expenditures for Long-Lived Assets:			
Total for reportable segments	$ 4,909	$ 16,356	$ 15,878
Expenditures financed under capital leases	(101)	(58)	(1,200)
Other expenditures	455	712	383
Total	$ 5,263	$ 17,010	$ 15,061

Approximately 96% of the Company's total net sales during 2007 were to customers in the United States, and a majority of the remaining sales were to customers located in other North American countries.

At December 31, 2007, all of the Company's long-lived assets were located in the United States.

Note 19.

Quarterly Financial Information (Unaudited)

Quarterly financial information for the years ended December 31, 2007 and 2006 is presented below:

	2007				
	First Quarter	Second Quarter	Third Quarter(1)	Fourth Quarter(2)	Total
	In thousands except per share amounts				
Net sales	$110,666	$148,547	$135,753	$114,015	$508,981
Gross profit	$ 14,190	$ 21,238	$ 20,994	$ 19,961	$ 76,383
Income from continuing operations	$ 3,092	$ 6,849	$ 14,549	$ 86,234	$110,724
Income (loss) from discontinued operations	$ 8	$ (19)	$ (18)	$ (2)	$ (31)
Net income	$ 3,100	$ 6,830	$ 14,531	$ 86,232	$110,693
Basic earnings (loss) per common share:					
From continuing operations	$ 0.29	$ 0.65	$ 1.37	$ 7.98	$ 10.39
From discontinued operations	$ 0.00	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Basic earnings per common share	$ 0.29	$ 0.64	$ 1.36	$ 7.98	$ 10.39
Diluted earnings (loss) per common share:					
From continuing operations	$ 0.28	$ 0.63	$ 1.32	$ 7.79	$ 10.09
From discontinued operations	$ 0.00	$ (0.00)	$ (0.00)	$ (0.00)	$ (0.00)
Diluted earnings per common share	$ 0.28	$ 0.63	$ 1.32	$ 7.79	$ 10.09

(1) *Includes $8,472,000 in previously unrecorded dividend income from the announcement of the sale of the Company's investment in the DM&E.*

(2) *Includes a $122,885,000 gain from the consummation of the sale of the Company's investment in the DM&E.*

	2006				
	First Quarter(3)	Second Quarter	Third Quarter	Fourth Quarter	Total
	In thousands except per share amounts				
Net sales	$84,155	$99,313	$95,868	$110,452	$389,788
Gross profit	$ 9,804	$13,445	$13,890	$ 14,452	$ 51,591
Income from continuing operations	$ 1,206	$ 3,079	$ 3,440	$ 2,990	$ 10,715
Income (loss) from discontinued operations	$ 2,678	$ (97)	$ 258	$ (24)	$ 2,815
Net income	$ 3,884	$ 2,982	$ 3,698	$ 2,966	$ 13,530
Basic earnings (loss) per common share:					
From continuing operations	$ 0.12	$ 0.30	$ 0.33	$ 0.28	$ 1.03
From discontinued operations	$ 0.26	$ (0.01)	$ 0.02	$ 0.00	$ 0.27
Basic earnings per common share	$ 0.38	$ 0.29	$ 0.35	$ 0.28	$ 1.30
Diluted earnings (loss) per common share:					
From continuing operations	$ 0.11	$ 0.29	$ 0.32	$ 0.27	$ 0.99
From discontinued operations	$ 0.25	$ (0.01)	$ 0.02	$ 0.00	$ 0.26
Diluted earnings per common share	$ 0.36	$ 0.28	$ 0.34	$ 0.27	$ 1.25

(3) *Includes a $3,005,000 gain from the sale of the Company's former Geotechnical division which was classified as a discontinued operation.*

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

Evaluation of Disclosure Controls and Procedures

L. B. Foster Company (the Company) carried out an evaluation, under the supervision and with the participation of the Company's management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a — 15(e) under the Securities and Exchange Act of 1934, as amended (the Exchange Act)) as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this report. There were no significant changes in internal control over financial reporting (as defined in Rule 13a-15f under the Exchange Act) that occurred during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Managements' Report on Internal Control Over Financial Reporting

The management of L. B. Foster Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a — 15(f). L. B. Foster Company's internal control system is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. All internal control systems, no matter how well designed, have inherent limitations. Accordingly, even effective controls can provide only reasonable assurance with respect to financial statement preparation and presentation.

L. B. Foster Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2007. In making this assessment, management used criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control-Integrated Framework*. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2007.

Ernst & Young LLP, the independent registered public accounting firm that also audited the Company's consolidated financial statements has issued an attestation report on the Company's internal control over financial reporting. Ernst & Young's attestation report on the Company's internal control over financial reporting appears in Part II, Item 8 of this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Pursuant to instruction G(3) to Form 10-K, the information required by Item 401 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

The information required by Item 10 with respect to the Executive Officers of the Company has been included in Part I of this Form 10-K (as Item 4A) in reliance on Instruction G(3) of Form 10-K and Instruction 3 to Item 401(b) of Regulation S-K.

Pursuant to instruction G(3) to Form 10-K, information required by Item 407(c)(3), (d)(4) and (d)(5) of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

Pursuant to instruction G(3) to Form 10-K, the information concerning compliance with Section 16(a) of the Securities Act of 1933 by officers and directors of the Company set forth under the heading entitled "Section 16(a) Beneficial Reporting Compliance" in the Company's definitive proxy statement to be filed within 120 days following the end of the fiscal year covered by this report is incorporated herein by reference from the Company's definitive proxy statement.

Information regarding our Code of Ethics set forth under the caption "Code of Ethics" in Item 4A of Part I of this Form 10-K is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required by Item 402 of Regulation S-K and paragraphs (e)(4) and (e)(5) of Item 407 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required by Item 201(d) of Regulation S-K and by Item 403 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

None.

ITEM 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

The information required by Item 404 of Regulation S-K is incorporated herein by reference from the Company's definitive proxy statement.

PART IV

ITEM 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

The following documents are filed as a part of this Report:

1. *Financial Statements*

The following Reports of Independent Registered Public Accounting Firm, consolidated financial statements, and accompanying notes are included in Item 8 of this Report:

Reports of Independent Registered Public Accounting Firm.

Consolidated Balance Sheets as of December 31, 2007 and 2006.

Consolidated Statements of Operations for the Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Cash Flows for the Years Ended December 31, 2007, 2006 and 2005.

Consolidated Statements of Stockholders' Equity for the Years Ended December 2007, 2006 and 2005.

Notes to Consolidated Financial Statements.

2. *Financial Statement Schedule*

Schedules for the Three Years Ended December 31, 2007, 2006 and 2005:

V — Valuation and Qualifying Accounts.

The remaining schedules are omitted because of the absence of conditions upon which they are required.

L. B. FOSTER COMPANY AND SUBSIDIARIES

SCHEDULE V VALUATION AND QUALIFYING ACCOUNTS FOR THE YEARS ENDED DECEMBER 31, 2007, 2006, AND 2005

	Balance at Beginning of Year	Additions: Charged to Costs and Expenses	Additions: Other	Deductions	Balance at End of Year
	(In thousands)				
2007					
Deducted from assets to which they apply:					
Allowance for doubtful accounts	$1,172	$ 332	$—	$ —(1)	$1,504
Inventory valuation reserve	$2,327	$1,986	$—	$496(2)	$3,817
Not deducted from assets:					
Provision for special termination benefits	$ 24	$ 1	$—	$ 10(3)	$ 15
Provision for environmental compliance & remediation	$ 557	$ 91	$—	$ 47(4)	$ 601
2006					
Deducted from assets to which they apply:					
Allowance for doubtful accounts	$ 922	$ 262	$—	$ 12(1)	$1,172
Inventory valuation reserve	$1,663	$1,001	$—	$337(2)	$2,327
Not deducted from assets:					
Provision for special termination benefits	$ 43	$ 2	$—	$ 21(3)	$ 24
Provision for environmental compliance & remediation	$ 629	$ 7	$—	$ 79(4)	$ 557
2005					
Deducted from assets to which they apply:					
Allowance for doubtful accounts	$1,018	$ (69)	$—	$ 27(1)	$ 922
Inventory valuation reserve	$1,416	$ 921	$—	$674(2)	$1,663
Not deducted from assets:					
Provision for special termination benefits	$ 98	$ 14	$—	$ 69(3)	$ 43
Provision for environmental compliance & remediation	$ 365	$ 326	$—	$ 62(4)	$ 629

(1) Notes and accounts receivable written off as uncollectible.

(2) Reductions of inventory valuation reserve result from physical inventory shrinkage and write-down of slow-moving inventory to the lower of cost or market.

(3) Reduction of special termination provisions result from payments to severed employees.

(4) Payments made on amounts accrued.

3. *Exhibits*

The Exhibits marked with an asterisk are filed herewith. All exhibits are incorporated herein by reference:

3.1	Restated Certificate of Incorporation, filed as Exhibit 3.1 to Form 10-Q for the quarter ended March 31, 2003.
* 3.2	Bylaws of the Registrant, as amended and filed as Exhibit 3.2.
4.0	Rights Amendment, dated as of May 15, 1997 between L. B. Foster Company and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto, filed as Exhibit 4.0 to Form 10-K for the year ended December 31, 2002.
4.1	Rights Amendment, dated as of October 24, 2006, between L. B. Foster Company and American Stock Transfer & Trust Company, including the form of Rights Certificate and the Summary of Rights attached thereto, filed as Exhibit 4B to Form 8-K on October 27, 2006.
10.0	Amended and Restated Revolving Credit Agreement dated May 5, 2005, between Registrant and PNC Bank, N.A., LaSalle Bank N.A., and First Commonwealth Bank, filed as Exhibit 10.0 to Form 10-Q for the quarter ended March 31, 2005.
10.0.1	First Amendment to Revolving Credit and Security Agreement dated September 13, 2005, between Registrant and PNC Bank, N.A., LaSalle Bank N.A., and First Commonwealth Bank, filed as Exhibit 10.0.1 to Form 8-K on September 14, 2005.
10.0.3	Third Amendment to Revolving Credit and Security Agreement dated February 8, 2007, between Registrant and PNC Bank, N.A., LaSalle Bank N.A., and First Commonwealth Bank, filed as Exhibit 10.0.3 to Form 8-K on February 9, 2007.
10.12	Lease between CXT Incorporated and Pentzer Development Corporation, dated April 1, 1993, filed as Exhibit 10.12 to Form 10-K for the year ended December 31, 2004.
10.12.1	Second Amendment dated March 12, 1996 to lease between CXT Incorporated and Crown West Realty, LLC, successor, filed as Exhibit 10.12.1 to Form 10-K for the year ended December 31, 2004
10.12.2	Third Amendment dated November 7, 2002 to lease between CXT Incorporated and Crown West Realty, LLC, filed as Exhibit 10.12.2 to Form 10-K for the year ended December 31, 2002.
10.12.3	Fourth Amendment dated December 15, 2003 to lease between CXT Incorporated and Crown West Realty, LLC, filed as Exhibit 10.12.3 to Form 10-K for the year ended December 31, 2003.
10.12.4	Fifth Amendment dated June 29, 2004 to lease between CXT Incorporated and Park SPE, LLC, filed as Exhibit 10.12.4 to Form 10-K for the year ended December 31, 2004.
10.12.5	Sixth Amendment dated May 9, 2006 to lease between CXT Incorporated and Park SPE, LLC, filed as Exhibit 10.12.5 to Form 10-Q for the quarter ended June 30, 2006.
10.13	Lease between CXT Incorporated and Crown West Realty, LLC, dated December 20, 1996, filed as Exhibit 10.13 to Form 10-K for the year ended December 31, 2004.
*10.13.1	Amendment dated June 29, 2001 between CXT Incorporated and Crown West Realty, filed as Exhibit 10.13.1.
10.14	Lease of property in Tucson, AZ between CXT Incorporated and the Union Pacific Railroad Company dated May 27, 2005, filed as Exhibit 10.14 to Form 10-Q for the quarter ended June 30, 2005.
10.15	Lease of property in Grand Island, NE between CXT Incorporated and the Union Pacific Railroad Company, dated May 27, 2005, and filed as Exhibit 10.15 to Form 10-Q for the quarter ended June 30, 2005
10.15.1	Industry Tract Contract between CXT Incorporated and the Union Pacific Railroad Company, dated May 27, 2005, filed as Exhibit 10.15 to Form 10-Q for the quarter ended June 30, 2005.
10.16	Lease Agreement dated March 3, 2008 between CCI -B Langfield I, LLC, as Lessor, and Registrant as Lessee, related to Registrant's threading operation in Herris County, Taxes and filed as Exhibit 10.16 to Form 8-K on March 7, 2008.
*10.17	Lease between Registrant and the City of Hillsboro, TX dated February 22, 2002, and filed as Exhibit 10.17.

10.19	Lease between Registrant and American Cast Iron Pipe Company for pipe-coating facility in Birmingham, AL, dated December 11, 1991, filed as Exhibit 10.19 to Form 10-K for the year ended December 31, 2002.
10.19.1	Amendment to Lease between Registrant and American Cast Iron Pipe Company for pipe-coating facility in Birmingham, AL dated November 15, 2000, and filed as Exhibit 10.19.1 to Form 10-Q for the quarter ended March 31, 2006.
10.20	Equipment Purchase and Service Agreement by and between the Registrant and LaBarge Coating LLC, dated July 31, 2003, and filed as Exhibit 10.20 to Form 10-Q for the quarter ended September 30, 2003.
^10.21	Agreement for Purchase and Sales of Concrete Ties between CXT Incorporated and the Union Pacific Railroad dated January 24, 2005, and filed as Exhibit 10.21 to Form 10-K for the year ended December 31, 2004.
^10.21.1	Amendment to Agreement for Purchase and Sales of Concrete Ties between CXT Incorporated and the Union Pacific Railroad dated October 28, 2005, and filed as Exhibit 10.21.1 to Form 8-K on November 14, 2005.
10.24	Asset Purchase Agreement by and between the Registrant and The Reinforced Earth Company dated February 15, 2006, filed as Exhibit 10.24 to Form 10-K for the year ended December 31, 2005.
10.33.2	Amended and Restated 1985 Long-Term Incentive Plan as of May 25, 2005, filed as Exhibit 10.33.2 to Form 10-Q for the quarter ended June 30, 2005.**
10.34	Amended and Restated 1998 Long-Term Incentive Plan as of May 25, 2005, filed as Exhibit 10.34 to Form 10-Q for the quarter ended June 30, 2005.**
10.34.1	Amendment, effective May 24, 2006, to Amended and Restated 1998 Long-Term Incentive Plan as of May 25, 2005, filed as Exhibit 10.34.1 to Form 8-K on May 31, 2006.**
10.45	Medical Reimbursement Plan (MRP1) effective January 1, 2006, filed as Exhibit 10.45 to Form 10-K for the year ended December 31, 2005.**
10.45.1	Medical Reimbursement Plan (MRP2) effective January 1, 2006, filed as Exhibit 10.45.1 to Form 10-K for the year ended December 31, 2005.**
10.46	Leased Vehicle Plan as amended and restated on September 1, 2007, filed as Exhibit 10.46 to Form 10-Q for the quarter ended September 30, 2007.**
10.51	Supplemental Executive Retirement Plan as Amended and Restated on January 1, 2005, filed as Exhibit 10.51 to Form 8-K on December 8, 2005.**
10.53	Directors' resolution dated May 24, 2006, under which directors' compensation was established, filed as Exhibit 10.53 to Form 8-K on May 31, 2006.**
10.55	Management Incentive Compensation Plan for 2007, filed as Exhibit 10.55 to Form 8-K on March 8, 2007.**
10.56	2005 Three Year Incentive Plan, filed as Exhibit 10.56 to Form 8-K on May 31, 2005.**
10.57	2006 Omnibus Incentive Plan, effective May 24, 2006, filed as Exhibit 10.57 to From 8-K on May 31, 2006.**
10.58	Special Bonus Arrangement, effective May 24, 2006, filed as Exhibit 10.58 to Form 8-K on May 31, 2006.**
19	Exhibits marked with an asterisk are filed herewith.
*23	Consent of Independent Auditors.
*31.1	Certification of Chief Executive Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
*31.2	Certification of Chief Financial Officer under Section 302 of the Sarbanes-Oxley Act of 2002.
*32.0	Certification of Chief Executive Officer and Chief Financial Officer under Section 906 of the Sarbanes-Oxley Act of 2002.

* Exhibits marked with an asterisk are filed herewith.

** Identifies management contract or compensatory plan or arrangement required to be filed as an Exhibit.

^ Portions of the exhibit have been omitted pursuant to a confidential treatment request.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

L. B. FOSTER COMPANY

March 10, 2008

By: /s/ Stan L. Hasselbusch
(Stan L. Hasselbusch,
President and Chief Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
By: /s/ Lee B. Foster II (Lee B. Foster II)	Chairman of the Board and Director	March 10, 2008
By: /s/ Stan L. Hasselbusch (Stan L. Hasselbusch)	President, Chief Executive Officer and Director	March 10, 2008
By: /s/ Henry J. Massman IV (Henry J. Massman IV)	Director	March 10, 2008
By: /s/ G. Thomas McKane (G. Thomas McKane)	Director	March 10, 2008
By: /s/ Diane B. Owen (Diane B. Owen)	Director	March 10, 2008
By: /s/ Linda K. Patterson (Linda K. Patterson)	Controller	March 10, 2008
By: /s/ John W. Puth (John W. Puth)	Director	March 10, 2008
By: /s/ William H. Rackoff (William H. Rackoff)	Director	March 10, 2008
By: /s/ David J. Russo (David J. Russo)	Senior Vice President, Chief Financial Officer and Treasurer	March 10, 2008

Exhibit 31.1

Certification under Section 302 of the Sarbanes-Oxley Act of 2002

I, Stan L. Hasselbusch, President and Chief Executive Officer of L. B. Foster Company, certify that:

1. I have reviewed this Report on Form 10-K of L. B. Foster Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d — 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 10, 2008

/s/ Stan L. Hasselbusch

Name: Stan L. Hasselbusch

Title: President and Chief Executive Officer

Exhibit 31.2

Certification under Section 302 of the Sarbanes-Oxley Act of 2002

I, David J. Russo, Senior Vice President, Chief Financial Officer and Treasurer of L. B. Foster Company, certify that:

1. I have reviewed this Report on Form 10-K of L. B. Foster Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d — 15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based upon such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

March 10, 2008

/s/ David J. Russo

Name: David J. Russo

Title: Senior Vice President,

Chief Financial Officer and Treasurer

Exhibit 32.0

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of L. B. Foster Company (the "Company") on Form 10-K for the period ended December 31, 2007, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned certify pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 10, 2008

By: /s/ Stan L. Hasselbusch
Stan L. Hasselbusch
President and Chief Executive Officer

Date: March 10, 2008

By: /s/ David J. Russo
David J. Russo
Senior Vice President,
Chief Financial Officer and Treasurer

CORPORATE OFFICERS

Lee B. Foster II
Chairman of the Board

Stan L. Hasselbusch
President and Chief Executive Officer

Merry L. Brumbaugh
Vice President, Tubular Products

Samuel K. Fisher
Senior Vice President, Rail Products

Donald L. Foster
Senior Vice President, Construction Products

Kevin R. Haugh
Vice President, Concrete Products

John F. Kasel
Senior Vice President, Operations and Manufacturing

Brian H. Kelly
Vice President, Human Resources

Gregory W. Lippard
Vice President, Rail Product Sales

Linda K. Patterson
Controller

David J. Russo
Senior Vice President, Chief Financial Officer and Treasurer

David L. Voltz
Vice President, General Counsel and Secretary

BOARD OF DIRECTORS

Lee B. Foster II
Chairman of the Board
L.B. Foster Company

Stan L. Hasselbusch
President and Chief Executive Officer
L.B. Foster Company

Henry J. Massman IV
President and Chief Executive Officer
Massman Construction Company
(Not standing for reelection)

G. Thomas McKane
Former Chairman of the Board
A.M. Castle & Co.

Diane B. Owen
Vice President – Corporate Audit
H.J. Heinz Company

John W. Puth
J.W. Puth Associates
(Not standing for reelection)

William H. Rackoff
President and Chief Executive Officer
ASKO, INC.

SHAREHOLDERS INFORMATION

Annual Meeting
The annual meeting of shareholders will be held at the Corporate Headquarters, 415 Holiday Drive, Pittsburgh, Pennsylvania 15220 on Wednesday, May 28, 2008, at 11:00 am.

Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request from L.B. Foster's Investor Relations Department or from the Foster Company Web site at www.lbfoster.com.

Stock Trading
L.B. Foster Company's common stock is traded on NASDAQ. The ticker symbol is FSTR.

Transfer Agent
American Stock Transfer & Trust Company

LBFoster

CORPORATE HEADQUARTERS

415 Holiday Drive, Pittsburgh, PA 15220
412.928.3417
800.255.4500 (Toll-free nationwide sales number)
www.lbfoster.com








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